05012828

HypoVereinsbank

RECEIVED

2005 NOV 28 A 11:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC12 - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, November 15th, 2005

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ Hypotheken Und Wechsel Bank („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated November 3, 2005 commenting on the publication of reorganized comparative nine-month figures for fiscal year 2004
- Investor Relations Release dated November 10, 2005 commenting on HVB Group's nine-month results 2005
- Investor Relations Release dated November 10, 2005 commenting on the sale of ailing real estate finance portfolios with a volume of EUR 1.8 billion to Goldman Sachs
- Interim Report at September 30, 2005

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: Susan Eckenberg
Name: Susan Eckenberg
Title: IR Manager

By: Richard Speich
Name: Richard Speich
Title: IR Manager

PROCESSED
NOV 29 2005
THOMSON FINANCIAL

Enclosure

11/29

File No. 82-3777

HVB Group

INVESTOR RELATIONS RELEASE **NOVEMBER 10, 2005**

Sale of ailing real estate finance portfolios with a volume of EUR 1.8 billion to Goldman Sachs - HypoVereinsbank reduces its RER portfolio by about one third in the course of this year

Bayerische Hypo- und Vereinsbank AG has sold ailing real estate loans with a total volume of about EUR 1.8 billion to Goldman Sachs on the basis of an auction procedure. The parties have agreed not to disclose the purchase price. Within the framework of the transaction, Goldman Sachs will acquire loans extended to more than 3,000 customers of HypoVereinsbank from the bank. Commercial and residential properties account for 46.2% and 53.8%, respectively, of the portfolio sold. The deal is comprised of portfolios from risk classes 9 and 10, known as "non-performing loans".

The closing of the portfolio sale will take place in the first quarter of 2006. The arranger of the deal is HVB Real Estate Structured Products/ Mergers & Acquisitions.

Within a short period, this transaction, in conjunction with HVB's own workout efforts, which have led to a reduction of about EUR 2.6 bn, has reduced the portfolio bundled in the Real Estate Restructuring (RER) segment by a total of about one third (EUR 4.4 bn), to approximately EUR 11 bn.

"With this initial sales transaction of a subportfolio from the RER segment, HVB is realizing another major step in the reduction of ailing real estate portfolios. The purchase price achieved in the negotiations is in line with our expectations. We are making very good progress toward our goal of rapidly reducing the RER port-

folio", said Johann Berger, member of the Management Board of HypoVereins-bank.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

HVB Group

INVESTOR RELATIONS RELEASE **10. NOVEMBER 2005**

Verkauf von Not leidenden Immobilienfinanzierungsbeständen in Höhe von 1,8 Mrd. Euro an Goldman Sachs – HypoVereinsbank reduziert RER-Portfolio im Laufe dieses Jahres um rund ein Drittel

Die Bayerische Hypo- und Vereinsbank AG hat Not leidende Immobilienkredite in einem Gesamtvolumen von rund 1,8 Mrd. Euro an Goldman Sachs im Rahmen eines Auktionsverfahrens verkauft. Über den Kaufpreis wurde Stillschweigen vereinbart. Goldman Sachs übernimmt im Rahmen der Transaktion von der HypoVereinsbank Darlehen von mehr als 3 000 Kunden der HypoVereinsbank. Im verkauften Portfolio entfallen 46,2 % auf gewerbliche und 53,8 % auf wohnwirtschaftliche Immobilien. Es handelt sich um Bestände aus den Risikoklassen 9 und 10, sogenannte "Non-Performing-Loans".

Der Verkauf des Portfolios wird im ersten Quartal 2006 abgeschlossen. Arranger des Deals ist die HVB Real Estate Structured Products/ Mergers & Acquisitions.

Das in dem Segment Real-Estate-Restructuring (RER) gebündelte Portfolio hat sich unter Berücksichtigung der eigenen Abbauleistungen der HVB in Höhe von rund 2,6 Mrd. Euro innerhalb eines kurzen Zeitraums mit dieser Transaktion um insgesamt rund ein Drittel (4,4 Mrd. Euro) auf rund 11 Mrd. Euro reduziert.

"Mit dieser ersten Verkaufstransaktion eines Teilportfolios aus dem RER-Segment realisiert die HVB einen weiteren großen Schritt beim Abbau problembehafteter Immobilienbestände. Der in den Verhandlungen erzielte Kaufpreis entspricht unseren Erwartungen. Wir sind auf sehr gutem Weg zu unserem Ziel, das RER-Portfolio zügig abzuarbeiten" sagte Johann Berger, Vorstandsmitglied der HypoVereinsbank.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

HVB Group

INVESTOR RELATIONS RELEASE **NOVEMBER 10, 2005**

Nine-month results 2005: HVB Group records a strong third quarter

- **Targets for full-year 2005 already nearly reached after strong third quarter: net profit after nine months (€890 million) more than tripled on a year-on-year basis**
- **Excellent operating performance in the third quarter: operating profit (€676 million) increases 65% versus the previous quarter:**
  - **net interest income (€1,468 million) declines slightly versus the second quarter, as expected; net commission income (€860 million) surges substantially; trading result (€278 million) increased significantly**
  - **Stable administrative expenses (€1,623 million) and loan-loss provisions (€327 million)**
- **Pre-tax profit after nine months (€1,574 million) more than doubles on a year-on-year basis**
- **Return on equity after taxes 10.2%, cost-income ratio 65.2% at September 30, 2005**

Today, HVB Group presents its interim report at September 30, 2005. The prior-year figures have been adjusted to reflect the required initial application of revised IFRS. As a result of changes to the organizational structure of HVB Group, the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the first nine months of fiscal 2005. We have therefore adjusted the prior-year figures to match the new structure in the segment information.

In addition, it should also be noted with respect to the comparative figures that we have decided to no longer show the deconsolidation effects generated basically by full or partial disposal of fully consolidated companies in "other operating income/expenses" within the operating profit from the interim report at September 30, 2005, but rather recognize these effects in "net income from investments", below the operating profit. We have adjusted prior periods for the corresponding effects.

The balance of other operating income and expenses reached €20 million in the third quarter and increased versus the previous quarter (€2 million). On a year-on-year basis, the balance came to €-10 million after nine months and was thus below the prior-year level (€43 million). In the quarter under review, total operating revenues increased vigorously compared to the second quarter (€2,360 million), by 11.3% to €2,626 million. On a year-on-year basis, they advanced 8.2%, from €6,874 million to €7,437 million.

Because of continued stringent cost control, administrative expenses recorded a very stable trend in the third quarter: with €1,623 million, they were flat versus the second quarter. With €4,846 million after nine months, HVB Group recorded an 3.6% increase in administrative expenses versus the previous year (€4,676 million), which was in line with its expectations. The cost-income ratio stood at 65.2% at the end of September (previous year: 68.0%).

For fiscal 2005 as a whole, HVB Group continues to expect a significantly lower level of loan-loss provisions than in previous years, namely approximately €1.3 billion. This translates into a pro-rata figure of €976 million for the first nine months, which corresponds to a pronounced decline of -27.7% compared to the prior-year level (€1,350 million). In the third quarter, loan-loss provisions came to €327 million and were thus in line with the previous quarter's level (€326 million).

Thanks to very pleasing operating performance, the operating profit in the third quarter increased significantly versus the result generated in the previous quarter (€411 million), by 64.5% to €676 million - the highest level so far in the course of 2005. With €1,615 million after nine months, the operating profit was boosted substantially, by 90.4%, compared to the prior-year level (€848 million). This means that the sustained operating improvement recorded in fiscal 2004 continued in the course of 2005, with increasing momentum.

The items below the operating profit were shaped by one-off effects in the third quarter, which, however, largely offset each other.

In the third quarter, net income from investments included non-recurrent income of €130 million from the disposal of the 28.2% stake in Investkredit Bank AG, Vienna. In addition, a deconsolidation effect of + €127 million resulted from the reduction of the share in HVB Bank Romania S.A., Bukarest, within the context of the acquisition of 50% plus one share in Banca Comerciala Tiriac, Bukarest.

Within the framework of a business policy decision, the Management Board of HVB Group has decided to support a restructuring measure at its iii-investments subsidiary. HVB has acquired several German properties from the fund's assets of EURO ImmoProfil via a subsidiary. A con-

servative re-appraisal of these properties resulted in a one-off burden of €210 million on net income from investments in the third quarter. iii-investments will invest the proceeds from this sale in properties located in other European countries from the euro zone in order to make the fund's profile more international over the medium term. The goal is to achieve a noticeable and sustained improvement in the performance of EURO ImmoProfil through a realignment in the direction of a EUROland fund. This measure will strengthen iii-investments's future contribution to the bank's earnings and thus further enhance HVB's value-generation power.

In the first nine months of the current year, we recorded net income from investments of €128 million. Apart from the effects described above, this figure mainly includes the disposal gain from the sale of our shares in Premiere AG (€34 million) received in the first quarter of 2005 and the gain from the disposal of our equity holding in Rhön-Klinikum (€36 million) implemented in the second quarter. The comparable prior-year figure included the disposal gains from the sale of our BethmannMaffei subsidiary and our shares in Brau und Brunnen and E.ON.

In accordance with the new IFRS 3, regular amortization of goodwill has been discontinued since January 1, 2005. Non-scheduled impairments were not necessary in the first nine months of 2005. As had already been the case in previous quarter, the balance of other income and expenses includes pro-rata absorbed losses for companies attributable to the Real Estate Restructuring (RER) segment. The prior-year figure was still burdened additionally by the expenses of €98 million incurred for the risk shield for Hypo Real Estate Group.

Bank Austria Creditanstalt AG has decided to reorganize its "Austria SME´s" segment, which was redefined from 2005 onward. Restructuring provisions with a volume of €60 million have been set aside for measures to be implemented in this connection. Their use is envisaged for the 2006-2008 period.

Pre-tax profit stood at €603 million in the third quarter and thus very noticeably exceeded the result of the second quarter (€406 million), by 48.5%. After nine months (€1,574 million), it more than doubled compared to the prior-year level (€722 million). With €324 million after taxes and minority interests, the net profit generated by HVB Group in the third quarter exceeded the level recorded in the previous quarter (€230 million) by 40.9%. The cumulative net profit for the first nine months came to €890 million and thus more than tripled compared to the prior-year figure (€277 million). After nine months, HVB Group thus nearly reached its profit guidance for full-year 2005 of approximately €1 billion.

Return on equity before taxes of HVB Group increased from 7.4% (at September 30, 2004, after adjustment for goodwill amortization) to 14.5%; return on equity after taxes climbed from 4.1 % (at September 30, 2004, after adjustment for goodwill amortization) to 10.2%.

Segment reporting at September 30, 2005

The individual business segments made the following contributions to the bank's operating profit of €1,615 million:

Germany	€513 million
Austria & CEE	€713 million
Corporates & Markets	€672 million
Real Estate Restructuring	€11 million

As a result of the changes to the organizational structure of HVB Group detailed in the interim report at March 31, 2005, (cf. interim report at March 31, 2005), the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the first nine months of fiscal 2005. Compliant with IAS 14.76, the prior-year figures have been adjusted to match the new structure in the presentation of the segment information.

The effects of applying revised and new IFRSs, where they are to be applied retrospectively, have similarly been incorporated in the adjusted prior-year values for segment reporting. In addition, we have adjusted previous periods for the change in the reporting of disposal gains in deconsolidated companies, which was performed for the first time at September 30, 2005.

With an operating profit of €513 million, the Germany business segment made a significant contribution to HVB Group's overall operating profit. In fiscal 2004 as a whole, the operating profit of the Germany business segment as reported in the 2004 Annual Report - before changes in the organizational structure (including RER) - amounted to just €18 million (incl. disposal gain of BethmannMaffei of €56 million).

The workout portfolios of the German real estate business managed by the Germany business segment until December 31, 2004, are no longer included in the adjusted prior-year comparative figures of the Germany business segment because they have been allocated to the RER segment. In particular, the loan-loss provisions set up for these portfolios in 2004 are no longer shown. By transferring all the workout portfolios of the German real estate business to the RER segment, an atypical trend has occurred in the area of loan-loss provisions in the Germany business segment compared with the adjusted prior-year figures (cf. the detailed description in the interim report at September 30, 2005).

The Austria/CEE business segment generated an operating profit of €713 million after nine months and is thus €165 million, or nearly one third, above the comparable period of the previous year (€548 million).

In the Corporates & Markets business segment, we succeeded in boosting the operating profit significantly, to €672 million (previous year figure: €529 million), thereby exceeding the prior-year level by 27.0%.

The new Real Estate Restructuring segment (RER) comprises the ailing real estate exposures from the entire German real estate finance business of HVB AG and the remaining portfolios of the former Real Estate Workout segment. Here, operating revenues edged down slightly compared to the adjusted prior-year figures slightly, while administrative expenses increased. Since no further loan-loss provisions had to be posted in 2005 for the lending portfolios allocated to this segment, it generated a positive operating profit of €11 million (previous year €-702 million). Due to losses of €100 million absorbed from results of real estate subsidiaries of the HVB Immobilien AG subgroup and shown in "other income/expenses", the pre-tax profit amounted to €-89 million. The volume of the RER segment was reduced noticeably in the first nine months of 2005, to €12.8 billion (€15.4 billion at yearend 2004).

Risk-weighted assets and capital ratios

At September 30, 2005, risk-weighted assets compliant with BIS rules amounted to €250 billion This is €11.4 billion more than the level recorded at yearend 2004. The core capital ratio came to 6.3% (6.6% at December 31, 2004), the equity funds ratio stood at 9.8% (10.4% at December 31, 2004).

The interim report for the first nine months of 2005 and a presentation will be made available for download at our homepage at http://www.hvbgroup.com/ir.

A conference call will be held at 9:00 a.m. (CET).

Dial-in numbers from

Germany:	069 2222 2222 or 030 2215 1097
Europe (incl. U.K.):	0049 69 2222 2222 or 0049 30 2215 1097
USA:	01149 69 2222 2222 or 01149 30 2215 1097

The conference call will be recorded and can be accessed during the first 48 hours under the following phone numbers:

Germany:	069 22222 0418
Europe (incl. U.K.):	0049 69 2222 0418
USA:	01149 69 22222 0418

(access code: 32 44 205 #)

Subsequently, the conference call can be accessed on our homepage.

Investor Relations Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

Financial Highlights

	1/1/-9/30/2005	1/1/-9/30/2004
Key indicators (in %)		
Return on equity after taxes [1]	10.2	4.1
Return on equity before taxes [1]	14.5	7.4
Cost-income ratio (based on operating revenues)	65.2	68.0
Earnings	**1/1/-9/30/2005**	**1/1/-9/30/2004**
Operating profit (in € million)	1,615	848
Profit/loss from ordinary activities/Pre-tax profit (in € million)	1,574	722
Profit/loss (in € million)	890	277
Earnings per share (in €)[1]	1.19	0.58
Balance sheet figures (in € billion)	**9/30/2005**	**12/31/2004**
Total assets	495.7	467.4
Total lending volume	334.1	324.6
Shareholders' equity	16.3	14.0
Key capital ratios compliant with BIS	**9/30/2005**	**12/31/2004 [2]**
Core capital (in € billion)	15.7	15.7
Equity funds (in € billion)	27.6	27.1
Risk assets (in € billion)	250.0	238.6
Core capital ratio (in %)	6.3	6.6[3]
Equity funds ratio (in %)	9.8	10.4
Share information	**1/1/-9/30/2005**	**2004**
Share price		
Reporting date (in €)	23.44	16.70
High (in €)	23.65	21.13
Low (in €)	16.30	12.86
Market capitalization reporting data (in € billion)	17.6	12.5
	9/30/2005	**12/31/2004**
Employees	60,923	57,806
Branch offices	2,263	2,036

[1] 2004 figures adjusted for amortization of goodwill

[2] According to approved financial statements

[3] 6.2% including consolidation and other effects to be taken into account from the start of 2005

Income statement from January 1 to September 30, 2005

in € million	1/1/-9/30/ 2005	1/1/-9/30/ 2004	Change in € m	in %
Interest income	12,744	12,885	(141)	- 1.1
Interest expenses	8,379	8,700	(321)	- 3.7
Net interest income	4,365	4,185	+ 180	+ 4.3
Provisions for losses on loans and advances	976	1,350	(374)	- 27.7
Net interest income after provisions for losses on loans and advances	3,389	2,835	+ 554	+ 19.5
Commission income	2,816	2,564	+ 252	+ 9.8
Commission expenses	435	480	(45)	- 9.4
Net commission income	2,381	2,084	+ 297	+ 14.3
Trading profit	701	562	+ 139	+ 24.7
Administrative expenses	4,846	4,676	+ 170	+ 3.6
Balance of other operating income and expenses	(10)	43	(53)	>-100.0
Operating profit	**1,615**	**848**	**+ 767**	**+ 90.4**
Net income from investments	128	252	(124)	- 49.2
Amortization of goodwill	0	116	(116)	- 100.0
Restructuring provisions	60	0	+ 60	>+100.0
Balance of other income and expenses	(109)	(262)	+ 153	+ 58.4
Profit from ordinary activities/ Pre-tax profit	**1,574**	**722**	**+ 852**	**>+100.0**
Taxes on income	381	251	+ 130	+ 51.8
Net profit	**1,193**	**471**	**+ 722**	**>+100.0**
Minority interests in net income	(303)	(194)	(109)	- 56.2
Profit/loss	**890**	**277**	**+ 613**	**>+100.0**

Income statement from July 1 to September 30, 2005

in € million	7/1/-9/30/ 2005	7/1/-9/30/ 2004	Change in € m	in %
Interest income	4,201	4,254	(53)	- 1.2
Interest expenses	2,733	2,810	(77)	- 2.7
Net interest income	1,468	1,444	+ 24	+ 1.7
Provisions for losses on loans and advances	327	455	(128)	- 28.1
Net interest income after provisions for losses on loans and advances	1,141	989	+ 152	+ 15.4
Commission income	993	850	+ 143	+ 16.8
Commission expenses	133	159	(26)	- 16.4
Net commission income	860	691	+ 169	+ 24.5
Trading profit	278	113	+ 165	>+100.0
Administrative expenses	1,623	1,563	+ 60	+ 3.8
Balance of other operating income and expenses	20	16	+ 4	+ 25.0
Operating profit	**676**	**246**	**+ 430**	**>+100.0**
Net income from investments	23	(7)	+ 30	
Amortization of goodwill	0	39	(39)	- 100.0
Restructuring provisions	60	0	+ 60	>+ 100.0
Balance of other income and expenses	(36)	(86)	+ 50	+ 58.1
Profit from ordinary activities/ Pre-tax profit	**603**	**114**	**+ 489**	**>+100.0**
Taxes on income	114	39	+ 75	>+100.0
Net profit	489	**75**	**+ 414**	**>+100.0**
Minority interests in net income	(165)	(65)	(100)	>-100.0
Profit/loss	**324**	**10**	**+ 314**	**>+100.0**

Consolidated balance sheet as of September 30, 2005

ASSETS in € million	9/30/2005	12/31/2004	Change in € m	in %
Cash reserves	6,910	6,903	+ 7	+ 0.1
Assets held for trading purposes	103,715	91,711	+ 12,004	+ 13.1
Placements with and loans and advances to other banks	56,417	47,479	+ 8,938	+ 18.8
Loans and advances to customers	278,469	275,119	+ 3,350	+ 1.2
Write-downs on loans and advances	(13,153)	(13,404)	+ 251	+ 1.9
Investments	47,024	44,483	+ 2,541	+ 5.7
Property, plant and equipment	2,761	2,855	(94)	- 3.3
Intangible assets	2,834	2,627	+ 207	+ 7,9
Income tax assets	3,980	4,157	(177)	- 4.3
Other assets	6,784	5,455	+ 1,329	+ 24.4
TOTAL ASSETS	**495,741**	**467,385**	**28,356**	**+ 6.1**

Consolidated balance sheet as of September 30, 2005

SHAREHOLDERS' EQUITY AND LIABILITIES in € million	9/30/2005	12/31/2004	Change in € m	Change in %
Deposits from other banks	112,998	103,606	+ 9,392	+ 9.1
Amounts owed to other depositors	156,352	144,451	+ 11,901	+ 8.2
Promissory notes and other liabilities evidenced by paper	106,553	109,562	(3,009)	- 2.7
Liabilities held for trading purposes	67,094	59,831	+ 7,263	+ 12.1
Provisions	4,701	4,460	+ 241	+ 5.4
Income tax liabilities	3,153	3,030	+ 123	+ 4.1
Other liabilities	10,596	10,015	+ 581	+ 5.8
Subordinated capital	17,991	18,454	(463)	- 2.5
Shareholders' equity	16,303	13,976	+ 2,327	+ 16.6
Shareholders' equity attributable to shareholders of HVB AG	13,173	11,467	+ 1,706	+ 14.9
Subscribed capital	2,250	2,252	(2)	- 0.1
Additional paid-in capital	9,101	9,103	(2)	0.0
Retained earnings	--	--	--	--
Reserves from currency and other changes	309	227	+ 82	+36.1
Change in valuation of financial instruments	623	(115)	+ 738	
AfS reserve	739	354	+ 385	>+100.0
Hedge reserve	(116)	(469)	+ 353	+ 75.3
Consolidated profit/loss 2004	--	--	--	--
Profit/loss/ 1/1/-9/30/	890	--	+ 890	>+100.0
Minority interests	3,130	2,509	+ 621	+ 24.8
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**495,741**	**467,385**	**28,356**	**+ 6.1**

in € million	Germany	Austria and CEE	Corpo-rates & Markets	Real Estate Re-structuring	Other/ Consoli-dation	HVB Group
Operating profit (loss)						
1/1/ - 9/30/2005	513	713	672	11	(294)	1,615
1/1/ - 9/30/2004	631	548	529	(702)	(158)	848
Net income from invest-ments						
1/1/ - 9/30/2005	(7)	251	121	--	(237)	128
1/1/ - 9/30/2004	51	(16)	(27)	--	244	252
Amortization of goodwill						
1/1/ - 9/30/2005	--	--	--	--	--	--
1/1/ - 9/30/2004	16	63	30	--	7	116
Restructuring provisions						
1/1/ - 9/30/2005	--	60	--	--	--	60
1/1/ - 9/30/2004	--	--	--	--	--	--
Balance of other income and expenses						
1/1/ - 9/30/2005	(3)	(3)	--	(100)	(3)	(109)
1/1/ - 9/30/2004	(6)	(2)	(1)	(156)	(97)	(262)
Profit/loss from ordinary activities/Pre-tax profit						
1/1/ - 9/30/2005	503	901	793	(89)	(534)	1,574
1/1/ - 9/30/2004	660	467	471	(858)	(18)	722
of which: Bank Austria-Creditanstalt Group						
1/1/ - 9/30/2005	--	901	115	--	1	1,017
1/1/ - 9/30/2004	--	467	77	--	1	545

Return on equity by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring [1]	Other/ Consolidation	HVB Group
Return on equity before taxes [2]						
1/1/ - 9/30/2005	11.8	27.4	30.8	--	--	14.5
1/1/ - 9/30/2004 [3]	15.1	16.8	18.4	--	--	7.4

[1] Ratios for the "Real Estate Restructuring" segment have no informative value

[2] Pre-tax profit as a proportion of average shareholders' equity including minority interests (excluding change in valuation of financial instruments)

[3] 2004 figures adjusted for amortization of goodwill

Income statement by business unit Germany business segment

in € million	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Germany Business Segment Total
Operating revenues					
9/30/2005	1,453	1,298	306	(3)	3,054
9/30/2004 (reorganized)[1)]	1,381	1,195	311	1	2,888
9/30/2004 (before reorganization)	1,453[3)]	1,235	351	1	3,040[2)]
Loan-loss provisions					
9/30/2005	172	287	148	--	607
9/30/2004 (reorganized)[1)]	83	179	3	--	265
9/30/2004 (before reorganization)	165	433	318	--	916[2)]
General administrative expenses					
9/30/2005	1,178	610	149	(3)	1,934
9/30/2004 (reorganized)[1)]	1,266	587	138	1	1,992
9/30/2004 (before reorganization)	1,278	611	167	1	2,057[2)]
Operating profit (loss)					
9/30/2005	103	401	9	--	513
9/30/2004 (reorganized)[1)]	32	429	170	--	631
9/30/2004 (before reorganization)	10[3)]	191	(134)	--	67[2)]

in € million	Private Customers	Corporate Customers and Profession-als	Real Estate	Consoli-dation	Germany Business Segment Total
For information only: Operating result before loan-loss provisions					
9/30/2005	275	688	157	--	1,120
9/30/2004 (reorganized) [1]	115	608	173	--	896
9/30/2004 (before reorganiza-tion)	175[3]	624	184	--	983
Cost-income ratio					
9/30/2005	81.1%	47.0%	48.7%	--	63.3%
9/30/2004 (reorganized) [1]	91.7%	49.1%	44.4%	--	69.0%
9/30/2004 (before reorganiza-tion)	88.0%[3]	49.5%	47.6%	--	67.7%

[1] Reorganized to reflect the initial application of revised IFRS, changes in the organizational structure and in the reporting of disposal gains from deconsolidated companies

[2] as disclosed in 2004 annual report

[3] incl. disposal gain of BethmannMaffei (€56 mn)

Austria/CEE business segment

in € million	Private Customers/ Austria	SME/ Austria	Large Corporates/ Real Estate	CEE	Consoli-dation	Austria/ CEE Business Segment Total
Operating revenues						
9/30/2005	879	451	391	1,071	--	2,792
9/30/2004	847	449	391	845	--	2,532
Loan-loss provisions						
9/30/2005	70	139	22	100	--	331
9/30/2004	60	159	22	65	--	306
General ad-ministrative expenses						
9/30/2005	677	282	200	589	--	1,748
9/30/2004	675	282	207	514	--	1,678
Operating profit (loss)						
9/30/2005	132	30	169	382	--	713
9/30/2004	112	8	162	266	--	548
Cost-income ratio						
9/30/2005	77.0%	62.5%	51.2%	55.0%	--	62.6%
9/30/2004	79.7%	62.8%	52.9%	60.8%	--	66.3%

Corporates & Markets business segment

in € million	Markets	Corporates	Consolida-tion	Corporates & Markets Business Segment Total
Operating revenues				
9/30/2005	919	715	3	1,637
9/30/2004	865	639	(6)	1,498
Loan-loss provisions				
9/30/2005	--	25	--	25
9/30/2004	--	49	--	49
General administrative expenses				
9/30/2005	568	369	3	940
9/30/2004	581	345	(6)	920
Operating profit (loss)				
9/30/2005	351	321	--	672
9/30/2004	284	245	--	529
Cost-income ratio				
9/30/2005	61.8%	51.6%	--	57.4%
9/30/2004	67.2%	54.0%	--	61.4%

File No.
82-3777

HVB Group

INVESTOR RELATIONS RELEASE

10. NOVEMBER 2005

Neun-Monatsergebnis 2005: HVB Group mit starkem dritten Quartal

- **Zielmarke für das Gesamtjahr 2005 nach starkem dritten Quartal bereits annähernd erreicht: Gewinn (890 Mio €) nach neun Monaten geg. Vorjahr mehr als verdreifacht**
- **Ausgezeichnete operative Entwicklung im dritten Quartal: Betriebsergebnis (676 Mio €) steigt um 65% gegenüber Vorquartal:**
  - **Zinsüberschuss (1.468 Mio €) geht gegenüber zweitem Quartal erwartungsgemäß leicht zurück; Provisionsüberschuss (860 Mio €) legt erheblich zu; Handelsergebnis (278 Mio €) deutlich gesteigert**
  - **Stabile Verwaltungsaufwendungen (1.623 Mio €) und Risikovorsorge (327 Mio €)**
- **Nach neun Monaten Ergebnis v. St. (1.574 Mio €) geg. Vorjahr mehr als verdoppelt**
- **Eigenkapitalrentabilität nach Steuern 10,2%, Cost-income-ratio 65,2% per 30.09.05**

Die HVB Group legt heute ihren Zwischenbericht zum 30. September 2005 vor. Die Vorjahreswerte wurden aufgrund der erforderlichen Erstanwendungsrechnung geänderter IFRS angepasst. Aufgrund aufbauorganisatorischer Veränderungen innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für die ersten neun Monaten 2005 ermittelten Erfolgszahlen vergleichbar. Daher haben wir bei der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst.

Zusätzlich ist bei der Vergleichsdarstellung ebenfalls zu berücksichtigen, dass wir uns entschlossen haben, die Entkonsolidierungseffekte, die grundsätzlich durch den vollständigen oder teilweisen Verkauf von vollkonsolidierten Gesellschaften entstehen, ab dem Zwischenbericht zum 30. September 2005 nicht mehr als sonstige betriebliche Erträge/Aufwendungen innerhalb des Betriebsergebnisses zu zeigen, sondern als Finanzanlageergebnis außerhalb des Betriebsergebnisses. Die entsprechenden Effekte in den Vergleichsperioden haben wir angepasst.

Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen erreichte im dritten Quartal 20 Mio € und erhöhte sich gegenüber dem Vorquartal (2 Mio €). Im Vorjahresvergleich lag der Saldo bei -10 Mio € nach neun Monaten und damit unter dem Vorjahreswert (43 Mio €). Die gesamten operativen Erträge stiegen gegenüber dem zweiten Quartal (2.360 Mio €) im Berichtsquartal kräftig um 11,3 % auf 2.626 Mio €. Im Vorjahresvergleich legten sie um 8,2% von 6.874 Mio € auf 7.437 Mio € zu.

Infolge anhaltend straffer Kostenkontrolle entwickelten sich die Verwaltungsaufwendungen im dritten Quartal sehr stabil und lagen gegenüber dem zweiten Quartal unverändert bei 1.623 Mio €. Mit 4.846 Mio € nach neun Monaten verzeichnete die HVB Group im Rahmen ihrer Erwartungen einen Anstieg der Verwaltungsaufwendungen um 3,6% gegenüber dem Vorjahr (4.676 Mio €). Die Cost-income-ratio belief sich per Ende September auf 65,2% (Vorjahr 68,0%).

Für das Gesamtjahr 2005 erwartet die HVB Group bei der Risikovorsorge unverändert ein gegenüber den Vorjahren deutlich niedrigeres Niveau in Höhe von rund 1,3 Mrd €. Das sind anteilig für die ersten neun Monate 976 Mio. €, was einem kräftigen Rückgang von -27,7% gegenüber dem Vorjahreswert (1.350 Mio. €) entspricht. Im dritten Quartal bewegte sich die Risikovorsorge mit 327 Mio € auf dem Niveau des Vorquartals (326 Mio €).

Mit 676 Mio € erhöhte sich das Betriebsergebnis des dritten Quartals infolge der sehr erfreulichen operativen Entwicklung gegenüber dem Vorquartal (411 Mio €) deutlich um 64,5 % und erreicht den höchsten Wert im bisherigen Jahresverlauf 2005. Nach neun Monaten konnte das Betriebsergebnis mit 1.615 Mio € gegenüber dem Vorjahreswert (848 Mio €) kräftig um 90,4% gesteigert werden. Damit setzt sich die nachhaltige Ergebnisverbesserung aus dem Geschäftsjahr 2004 im Jahresverlauf 2005 mit zunehmender Dynamik fort.

Die Positionen unterhalb des Betriebsergebnisses sind im dritten Quartal durch Einmaleffekte geprägt, die sich allerdings gegenseitig weitgehend kompensieren.

Im dritten Quartal sind im Finanzanlageergebnis Sondererträge von 130 Mio € aus dem Verkauf des 28,2%igen Anteils an der Investkredit Bank AG, Wien, enthalten. Hinzu kommt ein Entkonsolidierungseffekt von +127 Mio € durch die Reduzierung unseres Anteils an der HVB Bank Romania S.A., Bukarest, in Zusammenhang mit dem Erwerb von 50% und einer Aktie an der Banca Comerciala Tiriac, Bukarest.

Der Vorstand der HVB Group hat sich im Rahmen einer geschäftspolitischen Entscheidung dazu entschlossen, eine Umstrukturierungsmaßnahme bei der Tochtergesellschaft iii-investments zu unterstützen. Die HVB erwirbt über eine Tochtergesellschaft mehrere deutsche Immobilien

aus dem Fonds EURO ImmoProfil. Deren konservative Neubewertung führte zu einer einmaligen Ergebnisbelastung von 210 Mio € im Finanzanlageergebnis des dritten Quartals. iii-investments wird die Mittel aus dem Verkauf verwenden, um in Immobilien im europäischen Ausland der Eurozone zu investieren, um so das Fondsprofil mittelfristig internationaler zu gestalten. Ziel ist es, die Performance des EURO ImmoProfil durch eine Neuausrichtung als EURO-land-Fonds spürbar und nachhaltig zu verbessern. Diese Maßnahme wird den künftigen Beitrag der von iii-investments zum Ergebnis der Bank stärken und somit die Wertschöpfungskraft der HVB weiter erhöhen.

In den ersten neun Monaten dieses Jahres erzielten wir ein Finanzanlageergebnis in Höhe von 128 Mio €. Darin sind neben den oben beschriebenen Effekten im Wesentlichen der im ersten Quartal 2005 vereinnahmte Gewinn aus dem Verkauf unserer Anteile an der Premiere AG (34 Mio €) und der Gewinn aus der im zweiten Quartal erfolgten Veräußerung unseres Anteilsbesitzes an Rhön-Klinikum (36 Mio €) enthalten. Im Vergleichswert des Vorjahres sind die Verkaufsgewinne aus der Veräußerung unserer Tochtergesellschaft BethmannMaffei sowie unserer Anteile an Brau und Brunnen und E.ON enthalten.

Geschäfts- oder Firmenwerte werden gemäß des neuen IFRS 3 seit 1. Januar 2005 nicht mehr planmäßig abgeschrieben. Außerplanmäßige Abschreibungen waren in den ersten neun Monaten 2005 nicht vorzunehmen. Wie bereits in den Vorquartalen sind in den übrigen Erträgen und Aufwendungen Verlustübernahmen für Gesellschaften, die dem Segment Real Estate Restructuring (RER) zugeordnet sind, anteilig berücksichtigt. Im Vorjahr war zusätzlich noch der Aufwand aus der Risikoabschirmung für die Hypo Real Estate Group in Höhe von 98 Mio € belastend enthalten.

Die Bank Austria Creditanstalt AG hat eine Reorganisation des ab 2005 neu definierten Segments "Firmenkunden Österreich" beschlossen. Für in diesem Zusammenhang zu setzende Maßnahmen wurde eine Restrukturierungsrückstellung in Höhe von 60 Mio € gebildet. Der Verbrauch ist für die Jahre 2006 bis 2008 vorgesehen.

Das Ergebnis vor Steuern erreichte im dritten Quartal 603 Mio € und lag damit sehr deutlich um 48,5% über dem Ergebnis des zweiten Quartals (406 Mio €). Nach neun Monaten (1.574 Mio €) erhöhte es sich gegenüber dem Vorjahr (722 Mio €) auf mehr als das Doppelte. Nach Steuern und Fremdanteilen erzielte die HVB Group mit 324 Mio € im dritten Quartal gegenüber dem Vorquartal (230 Mio €) einen um 40,9% höheren Gewinn. Dieser betrug kumuliert nach neun Monaten 890 Mio €; mehr als dreimal so viel wie im Vorjahr (277 Mio €). Ihr Gewinnziel für das Gesamtjahr 2005 von rund 1 Mrd € hat die HVB Group damit bereits nach neun Monaten annähernd erreicht.

Die Eigenkapitalrentabilität vor Steuern der HVB Group erhöhte sich von 7,4% (per 30.9.04 bereinigt um Goodwillabschreibungen) auf 14,5%, die Eigenkapitalrentabilität nach Steuern von 4,1% (per 30.9.04 bereinigt um Goodwillabschreibungen) auf 10,2%.

Erfolgsrechnung nach Geschäftsfeldern per 30.9.05

Zum Betriebsergebnis in Höhe von 1.615 Mio € haben die Geschäftsfelder

Deutschland	513 Mio €
Österreich und CEE	713 Mio €
Corporates & Markets	672 Mio €
Real Estate Restructuring	11 Mio €

beigetragen.

Auf Grund der im Zwischenbericht zum 31.3.2005 ausführlich beschriebenen aufbauorganisatorischen Veränderungen (vgl. Zwischenbericht zum 31.3.2005) innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für die ersten neun Monate 2005 ermittelten Erfolgszahlen vergleichbar. Entsprechend IAS 14.76 haben wir bei der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst.

Die Auswirkung der Anwendung geänderter und neuer IFRS-Regelungen sind, soweit sie rückwirkend anzuwenden waren, in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt. Ferner haben wir die zum 30. September 2005 erstmals vorgenommene Ausweisänderung der Verkaufserfolge bei entkonsolidierten Gesellschaften in den Vorperioden angepasst.

Das Geschäftsfeld Deutschland erzielte mit einem Betriebsergebnis in Höhe von 513 Mio € einen signifikanten Beitrag zum gesamten Betriebsergebnis der HVB Group. Im gesamten Vorjahr 2004 betrug das im Geschäftsbericht 2004 ausgewiesene Betriebsergebnis des Geschäftsfelds Deutschland - vor aufbauorganisatorischen Änderungen (inkl. RER) - lediglich 18 Mio € (inkl. Veräußerungsgewinn BethmannMaffei in Höhe von 56 Mio €).

Die bis zum 31. Dezember 2004 im Geschäftsfeld Deutschland geführten Sanierungsbestände des deutschen Immobilienfinanzierungsgeschäftes sind wegen ihrer Zuordnung zum Segment RER in den angepassten Vorjahresvergleichszahlen des Geschäftsfelds Deutschland nicht mehr enthalten. Insbesondere fehlt die auf diese Bestände im Jahr 2004 entfallene Kreditrisiko-

vorsorge. Durch diese Überführung des gesamten Sanierungsbestandes des deutschen Immobilienfinanzierungsgeschäftes in das Segment RER kommt es daher im Geschäftsfeld Deutschland im Vergleich zu den angepassten Vorjahreszahlen im Bereich der Kreditrisikovorsorge zu einer atypischen Entwicklung (vgl. hierzu ausführlich Zwischenbericht zum 30. September 2005).

Das Geschäftsfeld Österreich und CEE erwirtschaftete nach neun Monaten ein Betriebsergebnis von 713 Mio € und liegt damit um 165 Mio € bzw. fast ein Drittel über dem Vergleichszeitraum des Vorjahres (548 Mio €).

Im Geschäftsfeld Corporates & Markets konnten wir das Betriebsergebnis mit 672 Mio € (Vorjahr: 529 Mio €) deutlich steigern und übertreffen damit den Vorjahreswert um 27,0%.

Das neue Geschäftsfeld Real Estate Restructuring (RER) umfasst die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG sowie die Restbestände des ehemaligen Segments Workout Immobilien. Im Vergleich zu den angepassten Vorjahreszahlen waren die operativen Erträge leicht rückläufig, während sich die Verwaltungsaufwendungen erhöhten. Da in 2005 keine weitere Risikovorsorge auf die diesem Segment zugeordneten Kreditportfolios vorzunehmen war, erreichte das Segment mit 11 Mio € (Vorjahr - 702 Mio €) ein positives Betriebsergebnis. Durch die in den übrigen Erträgen/Aufwendungen ausgewiesene Verlustübernahme für Ergebnisse von Immobilientochtergesellschaften des Teilkonzerns HVB Immobilien AG (100 Mio €) ergibt sich ein Ergebnis vor Steuern von – 89 Mio €. Das Volumen des Geschäftsfelds RER konnte in den ersten neun Monaten 2005 deutlich auf 12,8 Mrd € vermindert werden (15,4 Mrd € zum Jahresende 2004).

Risikoaktiva und Kapitalquoten

Zum 30.9.2005 beliefen sich die Risikoaktiva gemäß BIZ auf 250 Mrd €. Das sind 11,4 Mrd € mehr als zum Jahresende 2004. Die Kernkapitalquote erreichte 6,3% (6,6% zum 31.12.04), die Eigenmittelquote 9,8% (10,4% zum 31.12.04).

Der Zwischenbericht zu den ersten neun Monaten 2005 und eine Präsentation werden auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt.

Die Telefonkonferenz findet um 9.00 (CET) statt.

Einwahlnummern aus

Deutschland:	069 2222 2222 oder 030 2215 1097
Europa (inkl. U.K.):	0049 69 2222 2222 oder 0049 30 2215 1097

USA:	01149 69 2222 2222 oder 01149 30 2215 1097

Die Telefonkonferenz wird aufgezeichnet und ist die ersten 48 Stunden abrufbar unter folgender Telefonnummer:

Deutschland:	069 22222 0418
Europa (inkl. U.K.):	0049 69 2222 0418
USA:	01149 69 22222 0418

(access code: 32 44 205 #)

Danach ist die Telefonkonferenz auf unserer Homepage abrufbar.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

Financial Highlights

	1.1.–30.9.2005	1.1.–30.9.2004
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern [1]	10,2	4,1
Eigenkapitalrentabilität vor Steuern [1]	14,5	7,4
Cost-Income-Ratio (gemessen an den operativen Erträgen)	65,2	68,0
Erfolgszahlen	**1.1.–30.9.2005**	**1.1.–30.9.2004**
Betriebsergebnis (in Mio €)	1.615	848
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (in Mio €)	1.574	722
Gewinn/Verlust (in Mio €)	890	277
Ergebnis je Aktie (in €)[1]	1,19	0,58
Bilanzzahlen (in Mrd €)	**30.9.2005**	**31.12.2004**
Bilanzsumme	495,7	467,4
Kreditvolumen	334,1	324,6
Bilanzielles Eigenkapital	16,3	14,0
Bankaufsichtsrechtliche Kennzahlen nach BIZ	**30.9.2005**	**31.12.2004[2]**
Kernkapital (in Mrd €)	15,7	15,7
Eigenmittel (in Mrd €)	27,6	27,1
Risikoaktiva (in Mrd €)	250,0	238,6
Kernkapitalquote (in %)	6,3	6,6[3]
Eigenmittelquote (in %)	9,8	10,4
Aktie	**1.1.-30.9.2005**	**2004**
Börsenkurs		
Stichtag (in €)	23,44	16,70
Höchststand (in €)	23,65	21,13
Tiefststand (in €)	16,30	12,86
Börsenkapitalisierung Stichtag (in Mrd €)	17,6	12,5
	30.9.2005	**31.12.2004**
Mitarbeiter	60.923	57.806
Geschäftsstellen	2.263	2.036

[1] 2004 bereinigt um Goodwillabschreibungen

[2] nach festgestellten Jahresabschlüssen

[3] 6,2% unter Einbeziehung von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungs- und sonstigen Effekten

Gewinn- und Verlustrechnung

vom 1. Januar bis 30. September 2005

in Mio €	**1.1.-30.9. 2005**	**1.1.-30.9. 2004**	**Veränderung**	
			in Mio €	**in %**
Zinserträge	12.744	12.885	- 141	- 1,1
Zinsaufwendungen	8.379	8.700	- 321	- 3,7
Zinsüberschuss	4.365	4.185	+ 180	+ 4,3
Kreditrisikovorsorge	976	1.350	- 374	- 27,7
Zinsüberschuss nach Kreditrisikovorsorge	3.389	2.835	+ 554	+ 19,5
Provisionserträge	2.816	2.564	+ 252	+ 9,8
Provisionsaufwendungen	435	480	- 45	- 9,4
Provisionsüberschuss	2.381	2.084	+ 297	+ 14,3
Handelsergebnis	701	562	+ 139	+ 24,7
Verwaltungsaufwand	4.846	4.676	+ 170	+ 3,6
Saldo sonstige betriebliche Erträge/ Aufwendungen	- 10	43	- 53	>-100,0
Betriebsergebnis	**1.615**	**848**	**+ 767**	**+ 90,4**
Finanzanlageergebnis	128	252	- 124	- 49,2
Abschreibungen auf Geschäfts- oder Firmenwerte	0	116	- 116	- 100,0
Zuführung zu Restrukturierungsrückstellungen	60	0	+ 60	>+100,0
Saldo übrige Erträge/Aufwendungen	- 109	- 262	+ 153	+ 58,4
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**1.574**	**722**	**+ 852**	**>+100,0**
Ertragsteuern	381	251	+ 130	+ 51,8
Ergebnis nach Steuern	**1.193**	**471**	**+ 722**	**>+100,0**
Fremdanteile am Ergebnis	- 303	- 194	- 109	- 56,2
Gewinn/Verlust	**890**	**277**	**+ 613**	**>+100,0**

Gewinn- und Verlustrechnung

vom 1. Juli bis 30. September 2005

in Mio €	1.7.-30.9. 2005	1.7.-30.9. 2004	Veränderung in Mio €	Veränderung in %
Zinserträge	4.201	4.254	- 53	- 1,2
Zinsaufwendungen	2.733	2.810	- 77	- 2,7
Zinsüberschuss	1.468	1.444	+ 24	+ 1,7
Kreditrisikovorsorge	327	455	- 128	- 28,1
Zinsüberschuss nach Kreditrisikovorsorge	1.141	989	+ 152	+ 15,4
Provisionserträge	993	850	+ 143	+ 16,8
Provisionsaufwendungen	133	159	- 26	- 16,4
Provisionsüberschuss	860	691	+ 169	+ 24,5
Handelsergebnis	278	113	+ 165	>+100,0
Verwaltungsaufwand	1.623	1.563	+ 60	+ 3,8
Saldo sonstige betriebliche Erträge/ Aufwendungen	20	16	+ 4	+ 25,0
Betriebsergebnis	**676**	**246**	**+ 430**	**>+100,0**
Finanzanlageergebnis	23	- 7	+ 30	
Abschreibungen auf Geschäfts- oder Firmenwerte	0	39	- 39	- 100,0
Zuführung zu Restruktuierungs-rückstellungen	60	0	+ 60	>+ 100,0
Saldo übrige Erträge/Aufwendungen	- 36	- 86	+ 50	+ 58,1
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**603**	**114**	**+ 489**	**>+100,0**
Ertragsteuern	114	39	+ 75	>+100,0
Ergebnis nach Steuern	489	**75**	**+ 414**	**>+100,0**
Fremdanteile am Ergebnis	- 165	- 65	- 100	>-100,0
Gewinn/Verlust	**324**	**10**	**+ 314**	**>+100,0**

Bilanz zum 30. September 2005

Aktiva in Mio €	30.9.2005	31.12.2004	Veränderung	
			in Mio €	in %
Barreserve	6.910	6.903	+ 7	+ 0,1
Handelsaktiva	103.715	91.711	+ 12.004	+ 13,1
Forderungen an Kreditinstitute	56.417	47.479	+ 8.938	+ 18,8
Forderungen an Kunden	278.469	275.119	+ 3.350	+ 1,2
Wertberichtigungen auf Forderungen	- 13.153	- 13.404	+ 251	+ 1,9
Finanzanlagen	47.024	44.483	+ 2.541	+ 5,7
Sachanlagen	2.761	2.855	- 94	- 3,3
Immaterielle Vermögenswerte	2.834	2.627	+ 207	+ 7,9
Ertragsteueransprüche	3.980	4.157	- 177	- 4,3
Sonstige Aktiva	6.784	5.455	+ 1.329	+ 24,4
Summe der Aktiva	**495.741**	**467.385**	**+28.356**	**+ 6,1**

Bilanz zum 30. September 2005

Passiva in Mio €	30.9.2005	31.12.2004	Veränderung in Mio €	Veränderung in %
Verbindlichkeiten gegenüber Kreditinstituten	112.998	103.606	+ 9.392	+ 9,1
Verbindlichkeiten gegenüber Kunden	156.352	144.451	+ 11.901	+ 8,2
Verbriefte Verbindlichkeiten	106.553	109.562	- 3.009	- 2,7
Handelspassiva	67.094	59.831	+ 7.263	+ 12,1
Rückstellungen	4.701	4.460	+ 241	+ 5,4
Ertragsteuerverpflichtungen	3.153	3.030	+ 123	+ 4,1
Sonstige Passiva	10.596	10.015	+ 581	+ 5,8
Nachrangkapital	17.991	18.454	- 463	- 2,5
Eigenkapital	16.303	13.976	+ 2.327	+ 16,6
auf die Anteilseigner der HVB AG entfallendes Eigenkapital	13.173	11.467	+ 1.706	+ 14,9
Gezeichnetes Kapital	2.250	2.252	- 2	- 0,1
Kapitalrücklage	9.101	9.103	- 2	0,0
Gewinnrücklagen	--	--	--	--
Rücklagen aus Währungs- und sonstigen Veränderungen	309	227	+ 82	+36,1
Bewertungsänderungen von Finanzinstrumenten	623	- 115	+ 738	
AfS-Rücklage	739	354	+ 385	>+100,0
Hedge-Rücklage	- 116	- 469	+ 353	+ 75,3
Konzerngewinn 2004	--	--	--	--
Gewinn/Verlust 1.1.-30.9.	890	--	+ 890	>+100,0
Anteile in Fremdbesitz	3.130	2.509	+ 621	+ 24,8
Summe der Passiva	**495.741**	**467.385**	**28.356**	**+ 6,1**

Erfolgsrechnung nach Geschäftsfeldern

vom 1. Januar bis 30. September 2005

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1. - 30.9.2005	1.985	1.732	705	90	- 147	4.365
1.1.- 30.9.2004	1.929	1.584	728	89	- 145	4.185
Kreditrisikovorsorge						
1.1. - 30.9.2005	607	331	25	--	13	976
1.1.- 30.9.2004	265	306	49	731	- 1	1.350
Provisionsüberschuss						
1.1. - 30.9.2005	1.054	1.025	299	3	--	2.381
1.1.- 30.9.2004	909	911	250	7	7	2.084
Handelsergebnis						
1.1. - 30.9.2005	2	31	662	--	6	701
1.1.- 30.9.2004	1	51	495	--	15	562
Verwaltungsaufwand						
1.1. - 30.9.2005	1.934	1.748	940	79	145	4.846
1.1.- 30.9.2004	1.992	1.678	920	64	22	4.676
Saldo sonstige betriebliche Erträge/ Aufwendungen						
1.1. - 30.9.2005	13	4	- 29	- 3	5	- 10
1.1.- 30.9.2004	49	- 14	25	- 3	- 14	43

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Betriebsergebnis						
1.1. - 30.9.2005	513	713	672	11	- 294	1.615
1.1.- 30.9.2004	631	548	529	- 702	- 158	848
Finanzanlageergebnis						
1.1. - 30.9.2005	- 7	251	121	--	- 237	128
1.1. - 30.9.2004	51	- 16	- 27	--	244	252
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1. - 30.9.2005	--	--	--	--	--	--
1.1. - 30.9.2004	16	63	30	--	7	116
Zuführung zu Restrukturierungsrückstellungen						
1.1. - 30.9.2005	--	60	--	--	--	60
1.1. - 30.9.2004	--	--	--	--	--	--
Saldo übrige Erträge/ Aufwendungen						
1.1. - 30.9.2005	- 3	- 3	--	- 100	- 3	- 109
1.1. - 30.9.2004	- 6	- 2	- 1	- 156	- 97	- 262

Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern						
1.1. - 30.9.2005	503	901	793	- 89	- 534	1.574
1.1. - 30.9.2004	660	467	471	- 858	- 18	722
darunter: Bank Austria Creditanstalt-Gruppe						
1.1. - 30.9.2005	--	901	115	--	1	1.017
1.1. - 30.9.2004	--	467	77	--	1	545

Eigenkapitalrentabilität nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring [1]	Sonstige/ Konsolidierung [1]	HVB Group
Eigenkapitalrentabilität vor Steuern [2]						
1.1. - 30.9.2005	11,8	27,4	30,8	--	--	14,5
1.1. - 30.9.2004 [3]	15,1	16,8	18,4	--	--	7,4

[1] Kennzahlenwerte ökonomisch nicht aussagekräftig

[2] Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital inkl. Anteile in Fremdbesitz, jeweils ohne Bewertungsänderungen von Finanzinstrumenten

[3] 2004 bereinigt um Goodwillabschreibungen

Erfolgsrechnung nach Ressorts

Geschäftsfeld Deutschland

in Mio €	Privatkundengeschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
30.9.2005	1.453	1.298	306	- 3	3.054
30.9.2004 (reorganisiert)[1)]	1.381	1.195	311	1	2.888
30.9.2004 (vor Reorganisation)	1.453[3)]	1.235	351	1	3.040[2)]
Kreditrisikovorsorge					
30.9.2005	172	287	148	--	607
30.9.2004 (reorganisiert) [1)]	83	179	3	--	265
30.9.2004 (vor Reorganisation)	165	433	318	--	916[2)]
Verwaltungsaufwand					
30.9.2005	1.178	610	149	- 3	1.934
30.9.2004 (reorganisiert) [1)]	1.266	587	138	1	1.992
30.9.2004 (vor Reorganisation)	1.278	611	167	1	2.057[2)]
Betriebsergebnis					
30.9.2005	103	401	9	--	513
30.9.2004 (reorganisiert) [1)]	32	429	170	--	631
30.9.2004 (vor Reorganisation)	10[3)]	191	- 134	--	67[2)]

nachrichtlich: Betriebsergebnis vor Kreditrisiko-vorsorge					
30.9.2005	275	688	157	--	1.120
30.9.2004 (reorganisiert) [1]	115	608	173	--	896
30.9.2004 (vor Reor-ganisation)	175[3]	624	184	--	983
Cost-Income-Ratio					
30.9.2005	81,1%	47,0%	48,7%	--	63,3%
30.9.2004 (reorganisiert) [1]	91,7%	49,1%	44,4%	--	69,0%
30.9.2004 (vor Reor-ganisation)	88,0%[3]	49,5%	47,6%	--	67,7%

[1] Reorganisiert um Erstanwendung geänderter IFRS, aufbauorganisatorische Änderungen und der Ausweisänderungen der Verkaufserfolge bei entkonsolidierten Gesellschaften

[2]) gemäß Ausweis im Geschäftsbericht 2004

[3] inklusive Veräußerungsgewinn BethmannMaffei in Höhe von 56 Mio €

Geschäftsfeld Österreich und CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CE Gesamt
Operative Erträge						
30.9.2005	879	451	391	1.071	--	2.792
30.9.2004	847	449	391	845	--	2.532
Kreditrisikovorsorge						
30.9.2005	70	139	22	100	--	331
30.9.2004	60	159	22	65	--	306
Verwaltungsaufwand						
30.9.2005	677	282	200	589	--	1.748
30.9.2004	675	282	207	514	--	1.678
Betriebsergebnis						
30.9.2005	132	30	169	382	--	713
30.9.2004	112	8	162	266	--	548
Cost-Income-Ratio						
30.9.2005	77,0%	62,5%	51,2%	55,0%	--	62,6%
30.9.2004	79,7%	62,8%	52,9%	60,8%	--	66,3%

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
30.9.2005	919	715	3	1.637
30.9.2004	865	639	- 6	1.498
Kreditrisikovorsorge				
30.9.2005	--	25	--	25
30.9.2004	--	49	--	49
Verwaltungsaufwand				
30.9.2005	568	369	3	940
30.9.2004	581	345	- 6	920
Betriebsergebnis				
30.9.2005	351	321	--	672
30.9.2004	284	245	--	529
Cost-Income-Ratio				
30.9.2005	61,8%	51,6%	--	57,4%
30.9.2004	67,2%	54,0%	--	61,4%

File No. 82-3777

HVB Group

INVESTOR RELATIONS RELEASE **NOVEMBER 3, 2005**

Publication of reorganized comparative nine-month figures for fiscal year 2004 at the business segment and business unit level

- **To enhance comparability, HVB is publishing reorganized comparative nine-month figures for 2004 in the run-up to its nine-month reporting for 2005**
- **All changes in the organizational structure announced together with the results at March 31, 2005, have been taken into account in the presentation of the segment information. This also applies to the effects of applying revised or new IFRS regulations**
- **In addition, HVB Group has changed its reporting approach in its interim report at September 30, 2005, with respect to successful disposals of deconsolidated companies and adjusted prior periods accordingly.**

As already published in the interim report at March 31, 2005, the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the nine-month result of fiscal 2005, the reason being the changes in the organizational structure of HVB Group. Compliant with IAS 14.76, the prior-year figures have been adjusted to the new structure in the presentation of the segment information. In addition, the effects of applying revised and new IFRS regulations have also been incorporated in the adjusted prior-year figures for segment reporting.

A detailed description of this approach was included in the Interim Report at March 31, 2005, and the IR Release of April 29, 2005. In addition, HVB Group will change its reporting approach in its interim report at September 30, 2005, with respect to disposals of deconsolidated companies: in order to enhance transparency, deconsolidation effects that are, in principle, generated by full on partial disposal of fully consolidated companies and recognized in the income statement are no longer posted within operating profit under "other operating income/expenses", but are shown as "income from investments" outside the operating profit. Prior periods have been adjusted to take account of the corresponding effects.

REORGANIZED SEGMENT REPORTING – INCOME STATEMENT BY BUSINESS SEGMENT

January 1 to September 30, 2004 and fiscal year 2004

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Net interest income						
1/1/2004-09/30/2004	1,929	1,584	728	89	(145)	4,185
1/1/2004-12/31/2004	2,547	2,185	989	121	(180)	5,662
Provisions for losses on loans and advances						
1/1/2004-09/30/2004	265	306	49	731	(1)	1,350
1/1/2004-12/31/2004	391	395	(72)	1,070	11	1,795
Net commission income						
1/1/2004-09/30/2004	909	911	250	7	7	2,084
1/1/2004-12/31/2004	1,230	1,206	392	9	8	2,845
Trading profit (loss)						
1/1/2004-09/30/2004	1	51	495	0	15	562
1/1/2004-12/31/2004	2	86	613	0	27	728
General administrative expenses						
1/1/2004-09/30/2004	1,992	1,678	920	64	22	4,676
1/1/2004-12/31/2004	2,540	2,270	1,168	87	53	6,118
Balance of other operating income and expenses						
1/1/2004-09/30/2004	49	(14)	25	(3)	(14)	43
1/1/2004-12/31/2004	32	(50)	14	(12)	39	23
Operating profit (loss)						
1/1/2004-09/30/2004	631	548	529	(702)	(158)	848
1/1/2004-12/31/2004	880	762	912	(1,039)	(170)	1,345

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Restructur-ing	Other/ Consolidation	HVB Group
Net income from invest-ments						
1/1/2004-09/30/2004	51	(16)	(27)	0	244	252
1/1/2004-12/31/2004	31	(18)	(60)	0	61	14
Amortization of goodwill						
1/1/2004-09/30/2004	16	63	30	0	7	116
1/1/2004-12/31/2004	33	84	40	0	8	165
Additions to restructuring provisions						
1/1/2004-09/30/2004	0	0	0	0	0	0
1/1/2004-12/31/2004	0	0	0	0	250	250
Additions to special pro-visions for bad debts						
1/1/2004-09/30/2004	0	0	0	0	0	0
1/1/2004-12/31/2004	0	0	0	2,500	0	2,500
Balance of other income and expenses						
1/1/2004-09/30/2004	(6)	(2)	(1)	(156)	(97)	(262)
1/1/2004-12/31/2004	(7)	(4)	(1)	(210)	(135)	(357)
Profit/Loss from ordinary activities/Pre-tax profit						
1/1/2004-09/30/2004	660	467	471	(858)	(18)	722
1/1/2004-12/31/2004	871	656	811	(3,749)	(502)	(1,913)

REORGANIZED SEGMENT REPORTING – INCOME STATEMENT BY BUSINESS UNIT
January 1 to September 30, 2004 and fiscal year 2004

Business segment Germany

in € m	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Total
Operating revenues					
1/1/- 09/30/2004	1,381	1,195	311	1	2,888
1/1- 12/31/2004	1,782	1,601	426	2	3,811
Loan-loss provisions					
1/1/- 09/30/2004	83	179	3	0	265
1/1- 12/31/2004	121	267	3	0	391
General administrative expenses					
1/1/- 09/30/2004	1,266	587	138	1	1,992
1/1- 12/31/2004	1,593	774	171	2	2,540
Operating profit (loss)					
1/1/- 09/30/2004	32	429	170	0	631
1/1- 12/31/2004	68	560	252	0	880

Business segment Austria/CEE

in € m	Private Customers/ Austria	SME/ Austria	Large Corporates/Real Estate	CEE	Consolidation	Total
Operating revenues						
1/1/-09/30/2004	847	449	391	845	0	2,532
1/1-12/31/2004	1,131	585	550	1,161	0	3,427
Loan-loss provisions						
1/1/-09/30/2004	60	159	22	65	0	306
1/1-12/31/2004	74	200	35	86	0	395
General administrative expenses						
1/1/-09/30/2004	675	282	207	514	0	1,678
1/1-12/31/2004	908	385	285	692	0	2,270
Operating profit (loss)						
1/1/-09/30/2004	112	8	162	266	0	548
1/1-12/31/2004	149	0	230	383	0	762

Business segment Corporates & Markets

in € m	Markets	Corporates	Consolidation	Total
Operating revenues				
1/1/-09/30/2004	865	639	(6)	1,498
1/1-12/31/2004	1,103	912	(7)	2,008
Loan-loss provisions				
1/1/-09/30/2004	0	49	0	49
1/1-12/31/2004	0	(72)	0	(72)
General administrative expenses				
1/1/-09/30/2004	581	345	(6)	920
1/1-12/31/2004	717	458	(7)	1,168
Operating profit (loss)				
1/1/-09/30/2004	284	245	0	529
1/1-12/31/2004	386	526	0	912

Invitation to the conference call on November 10, 2005 at 9:00 am (CET)

The conference call will be led by Dieter Rampl, CEO, and Dr. Wolfgang Sprissler, CFO. After the presentation of the nine-month results 2005 there will be a Q&A session.

The conference will be held in English.

IR documents

We will publish the main facts and figures in our IR-Release at approx. 7:30 am (CET). The interim report for the nine-month results 2005 and a presentation can be downloaded from our home page: http://www.hvbgroup.com/ir.

Dial-in number

Germany:	069 2222 2222 or 030 2215 1097
Europe (incl. U.K.):	0049 69 2222 2222 or 0049 30 2215 1097
USA:	01149 69 2222 2222 or 01149 30 2215 1097

The conference call will be recorded and can be heard during the first 48 hours at the following telephone numbers:

Germany:	069 22222 0418
Europe (incl. U.K.):	0049 69 22222 0418
USA:	01149 69 22222 0418
(access code: 32 44 205 #)	

From then on, the conference can be called up on our homepage.

Your HVB Investor Relations Team

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎+49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

File No. 82-3777

HVB Group

INVESTOR RELATIONS RELEASE **3. NOVEMBER 2005**

Veröffentlichung der reorganisierten Vergleichszahlen des Neun Monatsergebnisses im Geschäftsjahr 2004 auf Segment- und Ressortebene

- **Zur besseren Vergleichbarkeit veröffentlicht die HVB im Vorfeld des Neun Monatsergebnisses die reorganisierten Vergleichszahlen zum 30. September 2004**
- **Alle bereits mit dem Ergebnis zum 31. März 2005 angekündigten aufbauorganisatorischen Veränderungen sind in der Darstellung der Segmentinformationen berücksichtigt worden. Dies gilt ebenfalls für die Auswirkungen der Anwendung geänderter und neuer IFRS-Regelungen**
- **Ferner hat die HVB Group im Zwischenbericht 30.9.2005 eine Ausweisänderung betreffend der Verkaufserfolge bei entkonsolidierten Gesellschaften vorgenommen mit entsprechender Anpassung der Vorperioden**

Wie bereits im Zwischenbericht zum 31. März 2005 veröffentlicht, sind aufgrund der aufbauorganisatorischen Veränderungen innerhalb der HVB Group die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit denen für die ersten neun-Monate 2005 ermittelten Erfolgszahlen vergleichbar. Entsprechend IAS 14.76 wurden in der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst. Des weiteren sind die Auswirkungen der Anwendung geänderter und neuer IFRS-Regelungen in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt.

Einzelheiten hierzu sind ausführlich im Zwischenbericht zum 31. März 2005 sowie im IR-Release zum 29. April 2005 beschrieben worden.

Ferner wird die HVB Group zum Zwischenbericht 30.9.2005 eine Ausweisänderung bereffend der Verkaufserfolge bei entkonsolidierten Gesellschaften vornehmen: Erfolgswirksame Entkonsolidierungseffekte, die grundsätzlich durch den vollständigen oder teilweisen Verkauf von vollkonsolidierten Gesellschaften entstehen, werden zur Verbesserung der Transparenz nicht mehr als sonstige betriebliche Erträge/Aufwendungen innerhalb des Betriebsergebnisses gezeigt, sondern als Finanzanlageergebnis außerhalb des Betriebsergebnisses ausgewiesen. Die entsprechenden Effekte in den Vorperioden werden angepasst.

REORGANISIERTE ERFOLGSZAHLEN NACH GESCHÄFTSFELDERN 9M/2004 sowie Gesamtjahr 2004

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.-30.9. 2004	1.929	1.584	728	89	- 145	4.185
1.1.-31.12. 2004	2.547	2.185	989	121	-180	5.662
Kreditrisikovorsorge						
1.1.-30.9.2004	265	306	49	731	-1	1.350
1.1.-31.12. 2004	391	395	-72	1.070	11	1.795
Provisionsüberschuss						
1.1.-30.9.2004	909	911	250	7	7	2.084
1.1.-31.12. 2004	1.230	1.206	392	9	8	2.845
Handelsergebnis						
1.1.-30.9.2004	1	51	495	0	15	562
1.1.-31.12. 2004	2	86	613	0	27	728
Verwaltungsaufwand						
1.1.-30.9.2004	1.992	1.678	920	64	22	4.676
1.1.-31.12. 2004	2.540	2.270	1.168	87	53	6.118

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.-30.9.2004	49	-14	25	- 3	- 14	43
1.1.-31.12. 2004	32	- 50	14	- 12	39	23
Betriebsergebnis						
1.1.-30.9.2004	631	548	529	- 702	- 158	848
1.1.-31.12. 2004	880	762	912	-1.039	- 170	1.345
Finanzanlageergebnis						
1.1.-30.9.2004	51	- 16	- 27	0	244	252
1.1.-31.12. 2004	31	- 18	- 60	0	61	14
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.-30.9.2004	16	63	30	0	7	116
1.1.-31.12. 2004	33	84	40	0	8	165

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zuführung zu Restrukturierungsrückstellungen						
1.1.-30.9.2004	0	0	0	0	0	0
1.1.-31.12. 2004	0	0	0	0	250	250
Zuführung zu Sonderwertberichtigungen						
1.1.-30.9.2004	0	0	0	0	0	0
1.1.-31.12. 2004	0	0	0	2.500	0	2.500
Saldo übrige Erträge/ Aufwendungen						
1.1.-30.9.2004	- 6	- 2	- 1	- 156	- 97	- 262
1.1.-31.12. 2004	- 7	- 4	- 1	- 210	-135	- 357
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern						
1.1.-30.9.2004	660	467	471	- 858	- 18	722
1.1.-31.12. 2004	871	656	811	- 3.749	- 502	- 1.913

REORGANISIERTE ERFOLGSZAHLEN NACH RESSORTS
9M/2004 und Gesamtjahr 2004

Geschäftsfeld Deutschland

in Mio €	Privatkundengeschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
1.1.-30.9.2004	1.381	1.195	311	1	2.888
1.1.-31.12.2004	1.782	1.601	426	2	3.811
Kreditrisikovorsorge					
1.1.-30.9.2004	83	179	3	0	265
1.1.-31.12.2004	121	267	3	0	391
Verwaltungsaufwand					
1.1.-30.9.2004	1.266	587	138	1	1.992
1.1.-31.12.2004	1.593	774	171	2	2.540
Betriebsergebnis					
1.1.-30.9.2004	32	429	170	0	631
1.1.-31.12.2004	68	560	252	0	880

Geschäftsfeld Österreich/CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
1.1.-30.9.2004	847	449	391	845	0	2.532
1.1.-31.12.2004	1.131	585	550	1.161	0	3.427
Kreditrisikovorsorge						
1.1.-30.9.2004	60	159	22	65	0	306
1.1.-31.12.2004	74	200	35	86	0	395
Verwaltungsaufwand						
1.1.-30.9.2004	675	282	207	514	0	1.678
1.1.-31.12.2004	908	385	285	692	0	2.270
Betriebsergebnis						
1.1.-30.9.2004	112	8	162	266	0	548
1.1.-31.12.2004	149	0	230	383	0	762

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
1.1.-30.9.2004	865	639	- 6	1.498
1.1.-31.12.2004	1.103	912	-7	2.008
Kreditrisikovorsorge				
1.1.-30.9.2004	0	49	0	49
1.1.-31.12.2004	0	-72	0	-72
Verwaltungsaufwand				
1.1.-30.9.2004	581	345	- 6	920
1.1.-31.12.2004	717	458	-7	1.168
Betriebsergebnis				
1.1.-30.9.2004	284	245	0	529
1.1.-31.12.2004	386	526	0	912

Einladung zum Conference Call am 10. November 2005 um 9.00 Uhr (CET)

An der Telefonkonferenz werden Dieter Rampl, CEO, und Dr. Wolfgang Sprißler, CFO, teilnehmen. Hierbei wird das Neun-Monatsergebnis 2005 vorgestellt, im Anschluss haben Sie die Möglichkeit Fragen zu stellen.

Konferenzsprache wird Englisch sein.

IR-Unterlagen

Morgens um ca. 7:30 Uhr werden wir die wesentlichen Ergebnisse und Aussagen in einer IR-Release veröffentlichen. Der Zwischenbericht zum ersten Halbjahr 2005 und eine Präsentation werden auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt.

Einwahlnummern aus	
Deutschland:	069 2222 2222 oder 030 2215 1097
Europa (inkl. U.K.):	0049 69 2222 2222 oder 0049 30 2215 1097
USA:	01149 69 2222 2222 oder 01149 30 2215 1097

Die Telefonkonferenz wird aufgezeichnet und ist die ersten 48 Stunden abrufbar unter folgender Telefonnummer:

Deutschland:	069 22222 0418
Europa (inkl. U.K.):	0049 69 22222 0418
USA:	01149 69 22222 0418

(access code: 32 44 205 #)

Danach ist die Telefonkonferenz auf unserer Homepage abrufbar.

Ihr HVB Investor Relations Team

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

82-3777

INTERIM REPORT 2005

30 9

Growing with Europe.

HVB Group

CONTENTS

Key indicators (%)	1/1–9/30/2005	1/1–9/30/2004
Return on equity after taxes[1]	10.2	4.1
Return on equity before taxes[1]	14.5	7.4
Cost-income ratio (based on operating revenues)	65.2	68.0

Operating performance	1/1–9/30/2005	1/1–9/30/2004
Operating profit (€ millions)	1,615	848
Profit (loss) from ordinary activities/		
net income (loss) before taxes (€ millions)	1,574	722
Consolidated profit (loss) (€ millions)	890	277
Earnings per share (€)[1]	1.19	0.58

Balance sheet figures (€ billions)	9/30/2005	12/31/2004
Total assets	495.7	467.4
Total volume of lending	334.1	324.6
Shareholders' equity	16.3	14.0

Key capital ratios compliant with BIS rules	9/30/2005	12/31/2004[2]
Core capital (€ billions)	15.7	15.7
Equity funds (€ billions)	27.6	27.1
Risk assets (€ billions)	250.0	238.6
Core capital ratio (%)	6.3	6.6[3]
Equity funds ratio (%)	9.8	10.4

Share information	1/1–9/30/2005	2004
Share price: Reporting date (€)	23.44	16.70
High (€)	23.65	21.13
Low (€)	16.30	12.86
Market capitalization at reporting date (€ billions)	17.6	12.5

	9/30/2005	12/31/2004
Employees	60,923	57,806
Branch offices	2,263	2,036

[1] 2004 figures adjusted for amortization of goodwill
[2] As per approved financial statements
[3] 6.2% including consolidation and other effects to be incorporated from the start of 2005

Ratings

	Long-term	Short-term	Outlook	Public Pfandbriefs	Mortgage Pfandbriefs
Moody's	A2	P-1	stable	Aa2[1]	Aa3[1]
S&P	A	A-1	negative	AAA	—
Fitch Ratings	A	F1	stable	AAA	AAA

[1] On review for possible upgrade since March 15, 2004

HVB Group and UniCredit join forces to form the first truly European bank...

On June 12, HVB Group and UniCredit announced their intention of combining their operations to form a new force on the European banking market. We already presented details of the business model and the objectives of the new bank in the Interim Report at June 30, 2005. Since then, HVB Group and UniCredit have jointly drawn up a detailed integration plan; based on the first working results of the Integration Office, the two banks are confident of being able to realize the expected synergies and meet the financial targets.

UniCredito Italiano S.p.A., Genoa (UniCredit), published the acquisition offer for all HVB shares on August 26, in which it offered to swap five UniCredit shares for one HVB share.

...full of conviction and with a high level of take-up

On October 8, UniCredit published a modification to the offer, under which UniCredit waived all suspensive conditions regarding antitrust and supervisory approvals not yet issued; excluded from this was the antitrust approval from the EU Commission, which was granted on October 19. The modification to the offer triggered a two-week extension of the period allowed for acceptance. The extended period closed on October 24.

The take-up rate on the part of HVB shareholders totaled 88.14% at this date, thus already clearly exceeding the minimum take-up threshold of 65% required for the successful conclusion of the offer. This underscores the positive response to the combination on the capital market and the very broad acceptance on the part of our shareholders.

The further period for acceptance began on October 29 and is scheduled to close on November 11. This will in all probability result in a further increase in the take-up rate. The new corporate group will start operations before the end of this year, once the necessary steps under company law have been performed and in particular the Supervisory Board and Management Board of HVB have been reconstituted.

Hence a very large number of HVB shareholders share the favorable view and have benefited from the attractive premium on the HVB share. In a few days, they will become shareholders of a new bank which has paid increasing dividends over the last few years and intends to go on raising the dividend in the future.

Thus our shareholders have a stake in a leading European bank with huge potential for growth. Together, HVB Group and UniCredit hold down a strong position in one of the wealthiest and most closely linked regions of Europe, encompassing southern Germany, Austria, and northern Italy. In addition, they will be biggest market player in the dynamic growth regions of central and eastern Europe. The opportunities for the joint group to generate earnings will be much wider spread. A greater proportion of the earnings will come from lines of business such as retail operations and asset management, whereas the percentage share of earnings from what tend to be more volatile segments, capital market and corporate operations, will be lower.

In the final analysis, the shareholders of the new corporate group will also benefit from the strategically convincing objective of the combination. UniCredit and HVB Group are an especially good fit in terms of both geography and business strategy. Their objective is to create a common group offering its customers tailor-made financial services and hence generating lasting value for their shareholders on the basis of constant earnings growth.

General economic trends in the third quarter of 2005

Despite rapidly rising oil prices over the last few months, the global economy has maintained its robust pace of growth. The United States together with China and the emerging economies of Asia remain the drivers of the persistent expansion. The EMU countries have started benefiting from this again in greater measure since the middle of the year. Indications of economic growth are also expected in Germany in the third quarter. Even though private consumption has remained weak, the high level of new orders from outside the country together with rising investment by companies are fueling the recovery. This trend is still being supported by greater demand from the major oil-exporting countries, which are benefiting greatly from the high energy price level.

Special trends affecting the financial services sector in Germany

During the course of the third quarter, the economic fundamentals for the entire German banking industry have improved slightly. Consequently, the financial services sector as a whole was able to record a healthy rise in results. The activities of both institutional and private investors on the capital markets took off again rapidly compared with the second quarter. The equity markets above all were able to follow this trend, with the DAX rising sharply during the course of the third quarter.

Yields on ten-year German Treasury bonds remained at a historically low level. Despite a flat interest structure curve as a result of this, banks were generally able to keep their net interest income stable due to the already successfully completed diversification of their revenue sources together with a further risk-adjusted pricing. The strong demand for capital market products had a positive effect on net commission and trading income.

The slowly brightening mood in Germany helped in part to ensure that there were no significant changes in loan-loss provisions compared with the prior quarter. In the wake of the cost-cutting measures already implemented by German banks over the last few years, general administrative expenses remained stable overall.

We are working on the assumption that the economic recovery will continue to take hold over the rest of fiscal 2005. The moderate pick-up in domestic demand together with the persistent demand for capital market products should have a positive impact on the earnings position of financial service providers in the fourth quarter.

Growing with Europe

Building on our "Growing with Europe" strategic program and in preparation for the integration of HVB Group into the UniCredit Group, we are concentrating this year on the value-driving development of HVB Group. The focus here is on enhancing the profitability of the Germany business segment, accelerating the earnings drives launched last year and optimizing the structure of our cost base with the PRO program, which we have initiated and will pursue independently of the planned combination with UniCredit. We aim to achieve a return on equity after taxes of 8 to 9% in fiscal 2005. We are also seeking to improve our core capital ratio toward the 7% mark by reducing risk assets in the field of real estate finance, paring back the Real Estate Restructuring portfolio, pushing securitization and especially retaining earnings. The financial development in the first nine months of 2005 puts us right on track to hit our targets.

OPERATING PERFORMANCE

The favorable financial trend of the first half of 2005 continued through the third quarter of the year.

At €1,615 million, the operating profit for the first nine months of 2005 was almost twice as high as the corresponding prior-year figure, while net income after taxes and minority interest nearly tripled compared to the prior year.

When comparing figures, it must be taken into account that as of the Interim Report at September 30, 2005 we have decided to no longer show the deconsolidation effects arising particularly from the complete or partial disposal of fully consolidated companies as other operating income under operating profit. Instead these are reported separate from the operating profit as net income from investments. We have adjusted the respective effects in the comparative periods (see also "Other Information – IFRS basis").

The Outlook in the Financial Review (2004 Annual Report, page 81) stated a target figure between 8 and 9% for the return on equity after taxes in 2005. Having achieved a return on equity after taxes of 10.1% in the first nine months of the current year, we have so far managed to exceed this target.

Details on the reasons for our success are given below:

Operating revenues

Total operating revenues were up 8.2% compared with last year.

With the exception of net interest income, operating revenues were higher in the third quarter of 2005 than in the second quarter in all income categories.

Net interest income rose by 4.3% compared with last year, although it declined by 1.7% over the second quarter of 2005. This is exclusively due to seasonal effects which were more favorable in the second quarter of 2005.

With volumes stagnating, the interest margin based on the average risk assets reported in the balance sheet rose to 2.68% compared to the first nine months of 2004 (2.57%). The notes include a detailed breakdown of interest income and expense.

Net commission income, at €2,381 million, showed a 14.3% improvement on the prior year level. At the same time, the contribution to profits made by the securities and depositary business rose primarily as a result of sales of innovative financial products such as our Zinsjoker, Zins-Collect, and Zinsmeister bonds, together with the net commission income from international transactions, payments, and lending operations.

At €701 million, trading profit was up 24.7% over the prior year. The healthy profit of €278 million we achieved in the third quarter of 2005 was almost three times the total recorded in the second quarter.

General administrative expenses

At €4,846 million, the general administrative expenses of HVB Group were 3.6% higher than last year and remained unchanged compared with the prior quarter. The cost-income ratio (percentage of total operating revenues made up by general administrative expenses) improved to 65.2% compared with last year (September 30, 2004: 68.0%).

Provisions for losses and loans and advances

For the whole of 2005, we continue to expect a substantially lower amount of provisions for losses on loans and advances in comparison to the preceding years. The expected provisions of about €1.3 billion translate into €976 million for the first nine months. This represents a decrease of €374 million, or 27.7%, compared with the figure reported for the same period last year.

Operating profit and net income before taxes

Operating profit rose by 90.4%, or €767 million, compared with the first nine months of last year. In the third quarter of 2005 we achieved the best operating profit this year, at €676 million, a 64.5% improvement over the second quarter. The quarterly results confirm the sustained profitability gains from the 2004 fiscal year and the first half of 2005.

In the third quarter, items shown below operating profit have been inflated by non-recurrent effects which, however, offset each other to a large extent. The positive impact on net income from investments due to the sale of our 28.2% shareholding in Investkredit Bank AG, Vienna, (€130 million) and the deconsolidation effect caused by the reduction of our shareholding in HVB Bank Romania S.A., Bucharest, (€127 million) are balanced by non-recurrent expenditure in connection with the acquisition of real estate from the assets of a property fund managed by our Internationales Immobilien-Institut GmbH (iii-investments) subsidiary (€210 million in net income from investments) and the creation of restructuring provisions at BA-CA AG (€60 million).

The reduction of our shareholding in HVB Bank Romania is related to the acquisition of 50% plus one share in Banca Comerciala Ion Tiriac S.A. (Banca Tiriac), Bucharest (cf. information provided in the section on the group of companies included in consolidation).

Within the framework of a business policy decision, the Management Board of HVB Group has decided to support a restructuring measure at its iii-investments subsidiary. HVB has acquired several German properties from the fund's assets of EURO ImmoProfil via a subsidiary. A conservative re-appraisal of these properties resulted in a one-off burden of €210 million on net income from investments in the third quarter. iii-investments will invest the proceeds from this sale in properties located in other European countries from the euro zone in order to make the fund's profile more international over the medium term. The goal is to achieve a noticeable and sustained improvement in the performance of EURO ImmoProfil through a realignment in the direction of a EUROland fund. This measure will strengthen iii-investments's future contribution to the bank's earnings and thus further enhance HVB's value-generation power.

Net income from investments for the first nine months of this year amounted to €128 million. In addition to the effects described above, this figure is mainly composed of the gain of €34 million from the sale of our shares in Premiere AG in the first quarter of 2005 and the gain of €36 million from the sale of our equity holding in Rhön-Klinikum in the second quarter. The prorated prior year figure contains the gains on the disposal of our BethmannMaffei subsidiary and our shares in Brau und Brunnen and E.ON.

The Managing Board of BA-CA AG has decided to reorganize the SMEs Austria business unit, set up as of 2005, and has informed the works council of this. A restructuring provision of €60 million was created for measures to be taken in this connection. This amount is earmarked for use between 2006 and 2008.

As of January 1, 2005, scheduled amortization is no longer taken on goodwill in compliance with IFRS 3. The 2004 income statement was still burdened by scheduled amortization of goodwill totaling €116 million. No non-scheduled amortization was taken in the first nine months of 2005.

Other income and expenses essentially contains losses assumed for companies allocated to the Real Estate Restructuring segment. Last year, this item included the expense incurred for the risk shield for Hypo Real Estate Group amounting to €98 million.

With net income before taxes of €1,574 million, we have more than doubled the prorated prior year figure.

Consolidated profit

After deducting the minority interest of €303 million (prior year: €194 million) included in net income, we generated a consolidated profit of €890 million, which is more than three times as high as the corresponding figure of €277 million for the first nine months of 2004.

Trends in individual business segments

The contributions of the individual business segments to the operating profit of €1,574 million were as follows:

Germany	€503 million
Austria and CEE	€901 million
Corporates & Markets	€793 million
Real Estate Restructuring	losses of € 89 million
Other/consolidation	losses of €534 million

As a result of the changes to the organizational structure of HVB Group described in the Interim Report at March 31, 2005 (see page 4 of the Interim Report at March 31, 2005), the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the first nine months of 2005. Compliant with IAS 14.76, we have adjusted the prior year figures to match the new structure used to present the segment information.

The effects of applying new and revised IFRSs, where they are to be applied retrospectively, have similarly been incorporated in the adjusted prior year values for segment reporting. In addition, we have adjusted the change in disclosure of the gains on disposal of deconsolidated companies in the earlier periods.

Germany business segment

With its operating profit of €513 million, the Germany business segment made a significant contribution to the total operating profit of HVB Group. An operating profit of only €18 million (including the gain of €56 million on the disposal of BethmannMaffei) was reported by the Germany business segment in the 2004 Annual Report for the whole of last year before changes were made to the organizational structure (including RER).

The workout portfolios of the German real estate business managed by the Germany business segment until December 31, 2004 are no longer included in the adjusted prior year comparative figures of the Germany business segment because they have been allocated to the RER segment. In particular, the loan-loss provisions set up for these portfolios in 2004 are no longer shown. By transferring all the workout portfolios of the German real estate business to the RER segment, an atypical trend has occurred in the area of provisions for losses on loans and advances in the Germany business segment compared with the adjusted prior year figures.

At the time when the portfolios were transferred to the RER segment, the Germany business segment had no property portfolios in need of restructuring. Changes in credit ratings do, however, take place in every loan portfolio over the course of time and hence new loan-loss provisions are required as a result of the inevitable risks associated with the lending business.

From a static perspective, the elimination of risk provisioning requirements from the loan-loss provisions in 2004 for the workout portfolios transferred to the RER segment presents a distorted picture of the adjusted loan-loss provisions in the Germany business segment compared with the current fiscal year. This is due to the fact that the portfolio of the 2005 fiscal year is no longer comparable with that of the prior year in economic terms, due to the measure described above. Compliant with IAS 14.76, however, prior year figures presented for comparative purposes must be restated on the basis of the current identification of the segments.

To facilitate the comparison of business development, we have also stated the figures shown in the 2004 consolidated financial statements (see 2004 Annual Report, page 128) alongside the adjusted prior year figures of the Germany business segment in the segment report.

When providing an account of the operating performance of the individual business units in the Germany business segment, we therefore describe the trend in operating profit before loan-loss provisions were made. This enables a transparent picture to be given of the development in the Germany business segment. A comparison with last year's figures for loan-loss provisions, which are only meaningful to a limited extent in an economic sense, would not accurately reflect the actual business development of the business segment.

As of September 30, 2005, the Germany business segment had generated an operating profit before loan-loss provisions of €1,120 million. This represents an increase of a quarter over the prior year. The gain on the disposal of BethmannMaffei of around €56 million last year is not relevant when making a year-on-year comparison because it is included in the net income from investments and is no longer reported under operating profit. The cost-income ratio improved by 5.7% points to reach 63.3%. For the first nine months of 2005, the Germany business segment reports loan-loss provisions of €607 million, reflecting an expected risk provisioning of around €809 million for the whole year. This is slightly above the level of our mid-year expectations (€782 million).

The Private Customers business unit (including asset management and private banking activities) has performed well. At €275 million, the operating profit before loan-loss provisions was more than double the amount reported last year. Over the first nine months of 2005 there was a 5.2% rise in operating revenues, which reached €1,453 million. There was also a 4.0% increase in net interest income. One of the factors contributing to this increase was the pleasing development in volumes realized for the loan product HVB Sofortkredit (+€173 million). Net commission income rose by 7.2%, partly as a result of the continued success in selling innovative investment products. The package of measures launched to optimize processes is having a favorable impact on the cost structure, enabling general administrative expenses to be reduced by around 7.0% in 2005 compared with the first three quarters of 2004. General administrative expenses have also fallen constantly over the course of 2005 (first quarter: €410 million; second quarter: €389 million; third quarter: €379 million). As a result of this and due to the boost in earnings, the cost-income ratio had considerably improved by the end of September, falling 10.6 percentage points to 81.1%. Taking the third quarter in isolation, the cost-income ratio even reached 77.7%.

In the Corporate Customers and Professionals business unit we were able to boost operating revenues by 8.6%. This represents a constantly stable development at a high level, despite a difficult market environment. Net commission income rose 35.6% notably as a result of increased sales in the derivatives business involving customers, higher income in the securities and depositary business, and the continued successful placement of innovative subordinated business (e.g. PREPs). This facilitated a 2.1% improvement in the cost-income ratio, which reached 47.0%, despite a slight increase in general administrative expenses. The operating profit before loan-loss provisions increased by 13.2%, to €688 million.

In the Real Estate business unit net interest income rose by around 1.5%, while net commission income sharply increased by almost one third due to higher income from advisory services for structured loans. Despite the strategic streamlining of the portfolio that has been initiated, we almost succeeded in keeping operating revenues at the same level. With an increase in general administrative expenses, the operating profit before loan-loss provisions declined by 9.2% to €157 million.

Austria and CEE business segment

The Austria and CEE business segment achieved an operating profit of €713 million in the first nine months of 2005, which is €165 million or almost one third more than in the same period last year. Net income before taxes practically doubled to €901 million, also as a result of the gains realized on the sale of Investkredit and the gains on deconsolidations, particularly HVB Bank Romania in connection with the acquisition of Banca Tiriac, Bucharest, reported under net income from investments. A restructuring provision of €60 million for the reorganization of the SMEs Austria business unit set up as of 2005, depressed net income before taxes.

Due to the 10.3% rise in operating revenues, the cost-income ratio improved to 62.6% while general administrative expenses rose slightly. Despite the volume-induced 8.2% increase in loan-loss provisions, operating profit climbed a healthy 30.1%.

Operating revenues in the Private Customers Austria business unit of the Austria and CEE business segment rose by a total of 3.8% as a result of a favorable trend in net commission income, notably from the securities and depositary business. With general administrative expenses remaining unchanged, the cost-income ratio improved to 77.0%. The business unit reported a 17.9% improvement in operating profit despite a 16.7% rise in loan-loss provisions.

In the SMEs Austria business unit operating revenues remained unchanged at the same level as last year. The slight decrease reported in net interest income was compensated by the increase in net commission income. With general administrative expenses unchanged, the cost-income ratio also remained stable. Due to the decline in loan-loss provisions of 12.6%, or €20 million, the operating profit rose by almost triple the amount, to €30 million.

In the Large Corporates and Real Estate business unit the operating profit, at €169 million, is up 4.3% over the prior year figure. This increase is a result of a 3.4% decline in general administrative expenses and unchanged operating revenues. The cost-income ratio improved by 1.7 percentage points to 51.2%.

In the Central and Eastern Europe (CEE) business unit, operating revenues rose by more than one quarter, mainly due to the favorable trend in net interest income and net commission income (€1,071 million compared with €845 million last year). Despite a 14.6% rise in general administrative expenses, the cost-income ratio improved by around 6 percentage points to 55.0%. In all, the operating profit rose by 43.6% to €382 million with a €35 million increase in loan-loss provisions.

Including the results from Corporates & Markets and from the Other/consolidation segment, together with the Group-specific items such as the funding expense of goodwill, the Bank Austria Creditanstalt Group made an overall contribution of €1,017 million to the net income before taxes reported by HVB Group. The segment reporting structure employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the Group-specific items mentioned. Consequently, the earnings contribution made by the Bank Austria Creditanstalt Group and all other Group companies with Group-specific items do not, from the Group point of view, match their primary earnings. The primary net income before taxes reported by the Bank Austria Creditanstalt Group of €1,111 million is published separately by Bank Austria Creditanstalt.

Corporates & Markets business segment

In the Corporates & Markets business segment we were able to surpass last year's operating profit by a clear 27.0%. Net income before taxes was boosted by 68.4%, to €793 million, mainly due to the gains realized on selling part of our holding of Premiere AG shares and shares in Rhön-Klinikum which are included in net income from investments (€121 million after a loss of €27 million last year).

At €351 million, operating profit developed very healthily in the Markets business unit, up almost one quarter. At the same time, operating revenues rose by 6.2% to €919 million, particularly as a result of the strong increase in trading profit of around one third. In conjunction with the 2.2% reduction in general administrative expenses, this led to an improvement of 5.4 percentage points in the cost-income ratio to 61.8%.

The Corporates business unit also reported a strong increase in operating profit to €321 million, compared with €245 million in the previous year. The 11.9% rise in operating revenues to €715 million can be attributed mostly to the increase in net interest income and net commission income. As a result of this trend in earnings, the cost-income ratio improved by 2.4 percentage points to 51.6%, although general administrative expenses increased by 7%. Due to the sharp 49.0% decline in loan-loss provisions to €25 million, the business unit achieved a 31.0% increase in operating profit.

Real Estate Restructuring business segment

In the Real Estate Restructuriung (RER) business segment, there was a slight decline in operating revenues compared with the adjusted prior year figures, while general administrative expenses increased. As no further loan-loss provisions were to be made for the loan portfolios allocated to this segment in 2005, the segment reported an operating profit of €11 million after posting an operating loss of €702 million last year.

Due to the losses assumed from real estate subsidiaries in the HVB Immobilien AG subgroup totaling €100 million reported under other income and expenses, a loss of €89 million is shown for net income before taxes.

Other/consolidation segment

The Other/consolidation segment contains the non-recurring expenditure arising in conjunction with the acquisition of real estate from the assets of a real estate fund managed by our Internationales Immobilien-Institut GmbH (iii-investments) subsidiary. This serves to depress net income from investments by €210 million.

FINANCIAL SITUATION

Total assets and volume of lending

The total assets of HVB Group amounted to €495.7 billion at September 30, 2005, which represents an increase of €28.4 billion or 6.1% over the 2004 year-end total. International Moscow Bank, fully consolidated for the first time in May 2005, accounts for €4.1 billion of this growth. The increase in total assets can also be attributed primarily to a rise in assets held for trading purposes of €12.0 billion; placements with, and loans and advances to, other banks of €8.9 billion; loans and advances to customers of €3.4 billion; and investments of €2.5 billion.

The volume of lending rose by €9.5 billion to €334.1 billion after we had disclosed a decline of €13.8 billion for 2004 as a whole. Most of the increase can be attributed to a rise of €5.0 billion in contingent liabilities together with a €4.2 billion increase in loans and advances to customers. Placements with, and loans and advances to, other banks, on the other hand, remained practically unchanged, up €0.3 billion.

On the liabilities side, the biggest increases are in deposits from other banks, up €9.4 billion; amounts owed to other depositors, up €11.9 billion; and liabilities held for trading purposes, up €7.3 billion. This is offset by a decline of €3.0 billion in promissory notes and other liabilities evidenced by paper.

The shareholders' equity shown in the balance sheet amounts to €16.3 billion, including minority interest of €3.1 billion. The €2.3 billion increase in shareholders' equity results primarily from the profit generated in the first nine months of the year, the change of €0.7 billion in valuation of financial instruments, and the increase of €0.6 billion in minority interest due partly to the full consolidation of International Moscow Bank.

Risk assets, key capital ratios and liquidity

After the first nine months of 2005, risk assets as per BIS rules increased by €11.4 billion, to €250 billion, compared with the level at year-end 2004, primarily reflecting an expansion of our business activities in the Austria and CEE, and Corporates & Markets business segments. This was also due to the first-time consolidation of banks, notably International Moscow Bank.

In addition, the synthetic transaction Geldilux 2002-1, which involved a lending volume of €3 billion and a reduction of €2.3 billion in risk assets, came to an end in the second quarter. The true sale transaction Geldilux-TS-2005 was concluded at the same time to compensate this. The volume of lending launched on the capital market in this connection stands at €5.5 billion and has led to a €5.2 billion decline in risk assets compliant with BIS. A further reduction in risk assets through securitization measures is planned by the end of the year.

The core capital of HVB Group at September 30, 2005 totaled €15.7 billion. This gives rise to a core capital ratio of 6.3% and an equity funds ratio of 9.8%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in the first three quarters of 2005 (at the end of 2004: 1.2).

IFRS basis

The present interim report has been prepared in accordance with IAS 34. With the exception of the new and revised IFRSs and the changes to figures reported for the gains realized on the sale of deconsolidated companies, we have applied the same accounting and valuation principles as in the consolidated financial statements for 2004.

Deconsolidation effects affecting reported net income, which generally arise through the complete or partial sale of fully consolidated companies, are no longer reported as other operating income under operating profit. As of the Interim Report at September 30, 2005, these are shown separately from operating profit and are included in net income from investments. We have adjusted the corresponding effects in the comparative periods.

We have adjusted the prior year figures on the basis of the new and revised IFRSs which must be applied retrospectively as a basic principle. We have described these effects and the adjustments to the balance sheet at December 31, 2004 and to the income statement for the whole of 2004 in detail in the section entitled "Effects of applying new and revised IFRSs" in the Interim Report at March 31, 2005.

We have adjusted the income statement at September 30, 2004 and the third quarter of 2004 as follows:

	1/1–9/30/2004 after adjustment € millions	1/1–9/30/2004 before adjustment € millions	7/1–9/30/2004 after adjustment € millions	7/1–9/30/2004 before adjustment € millions
Net interest income	4,185	4,181	1,444	1,443
Provisions for losses on loans and advances	1,350	1,363	455	459
Net interest income after provisions for losses on loans and advances	2,835	2,818	989	984
Net commission income	2,084	2,084	691	691
Trading profit	562	555	113	111
General administrative expenses	4,676	4,676	1,563	1,563
Balance of other operating income and expenses	43	117	16	26
Operating profit (loss)	**848**	**898**	**246**	**249**
Net income from investments	252	123	(7)	(16)
Amortization of goodwill	116	116	39	39
Balance of other income and expenses	(262)	(262)	(86)	(86)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**722**	**643**	**114**	**108**
Taxes on income	251	237	39	38
Net income (loss) after taxes	**471**	**406**	**75**	**70**
Minority interest in net income (loss)	(194)	(192)	(65)	(64)
Net income (loss) adjusted for minority interest	**277**	**214**	**10**	**6**

For information on the other accounting and valuation principles, please refer to the HVB Group Annual Report, starting on page 117.

In the reporting on segment results, the prior year comparative figures have been adjusted compliant with IAS 14.76. We have explained the reasons for the adjustment in detail in the section entitled "Trends in individual business segments."

Changes in the group of companies included in consolidation

We added BPH Leasing S.A., Warsaw, to the group of companies included in consolidation on January 1, 2005, to reflect the dynamic development of the leasing business in Poland and the increasing significance for the leasing profits of Bank BPH S.A.

The deconsolidation of Austria Finanza S.p.A., Treviso, and Austrolease S.p.A., Bolzano, took place at the end of February. Bank Austria Creditanstalt Leasing GmbH sold both of these companies to Fortis Lease Group S.A. for a cash payment of €32 million. This resulted in a non-recurring gain of €17 million.

Bank Austria Creditanstalt Group purchased 99.91% of Hebros Bank, Plovdiv. Of this share, 89.92% is allotted to Bank Austria Creditanstalt AG (BA-CA) and 9.99% to Biochim Bank, Sofia (a 99.7% subsidiary of BA-CA). The purchase price of €124 million was paid in cash. After the closing, we consolidated the company for the first time. The purchase of Hebros Bank has led to Bank Austria Creditanstalt Group reporting goodwill of €80 million.

As a result of the capital increase carried out at International Moscow Bank (IMB), Moscow, on April 21, 2005, our share of voting rights has increased from 46% to 53%. For this reason we fully consolidated IMB with effect from May 1, 2005. Until that time, IMB was valued at equity.

In September the acquisition of Banca Tiriac, Bucharest, was concluded through a purchase of shares and a share swap. This bank is to be combined with HVB Bank Romania.

BA-CA AG acquired a 9.09% interest in Banca Tiriac (1,827,783 shares) at a provisional purchase price of €42.5 million.

At the same time, BA-CA acquired 8,225,010 shares in Banca Tiriac (equivalent to 40.91%) through a share swap involving 50% less one share in HVB Bank Romania.

In connection with this transaction, BA-CA made a payment to a company operated jointly with Mr. Tiriac in which it holds a 30% share. This payment is basically tantamount to a non-repayable shareholder contribution of €40 million.

After the conclusion of the transaction, BA-CA received and now holds 10,052,793 shares in Banca Tiriac (equivalent to 50% plus one share).

In total, this results in a provisional purchase price of €248 million for the entire transaction including the incidental acquisition costs.

Events after September 30, 2005

The acquisition offer published by UniCredito Italiano S.p.A., Genoa (UniCredit) on August 26, 2005 expired on October 24 after an extension due to a modification made to the offer.

After the further period for acceptance expires on November 11, 2005, and after the decision of the Administrative Board of UniCredit to release the shares offered, which still depends on the confirmation of an independent expert and is scheduled for the third week in November, the HVB shareholders making the swap will receive shares in return.

UniCredit will also then have the shares in HVB AG at its disposal.

Bayerische Hypo- und Vereinsbank Aktiengesellschaft will therefore become an affiliated company of UniCredito Italiano S.p.A., Genoa, probably in the second half of November.

OUTLOOK

General economic trends

The currently favorable economic trend in the euro area is likely to continue in the fourth quarter. In particular the tail-off expected in the global property boom, notably in the United States, will probably lead to a slow-down in the dynamic growth of the global economy at the beginning of next year. This applies especially to the euro area since persistently high energy prices and unemployment should continue to curb private consumption next year also.

Earnings performance of HVB Group

The risks associated with the future development of HVB Group as described in last year's Risk Report (2004 Annual Report, pp. 82–105) have not changed during the course of the year to date. This description does not take into account that HVB Group might be required to set up a restructuring provision in the fourth quarter of 2005 in connection with the combination of HVB and UniCredit. The amount of this provision is not yet certain.

As already mentioned in the Management's Discussion and Analysis of the consolidated financial statements at December 31, 2004 (on page 81 of the 2004 Annual Report), we are planning to return to a much lower level of loan-loss provisions in 2005 compared with recent years, and we continue to anticipate that return on equity after taxes will total between 8 and 9% for the year as a whole (before allowing for a restructuring provision possibly to be set up in connection with the combination of HVB and UniCredit). This means that we aim to post at least €1 billion in net income after taxes and after minority interest for the whole of 2005.

The results for the first three quarters of 2005 mean that we are well on the way to achieving these targets.

We continue to expect a core capital ratio of toward 7% at year-end which will have increased appreciably compared with today. One of the ways we want to ensure that we achieve this goal is by reinvesting profits and releasing equity capital.

The performance of the HVB share in the third quarter was clearly influenced by the combination of HVB Group and UniCredit. The prices of both shares have run largely parallel since June 12, 2005, the date on which the intended combination of the two companies was announced.

After its excellent performance in the second quarter, our share performed somewhat weaker than the overall stock market and lost 1.0% against the DAX in the comparative period. But the HVB share has outperformed both of the other benchmark indices DAX (+ 21.8%) and Prime Banks index (+ 11.0%) over the year as a whole.

UniCredit is offering HVB shareholders five UniCredit shares for one HVB share. The offer to swap shares has been open since August 26. By the time the period for acceptance expired on October 24, 88.14% of the shareholders had swapped their shares. This means that the minimum take-up rate of 65% has been achieved for the combination to take place. The further period for acceptance runs until the end of November 11. A free hotline has been set up to answer any questions that our private shareholders may have on the swap and on the new banking group. Our institutional investors were informed of the combination mainly during roadshows and one-on-ones. The combination has met with a largely favorable response on the part of equity analysts and investors.

At the end of September 2005, the HVB share was contained in the DAX with a weighting of 2.59% and in the Prime Banks index with a weighting of 17.34%. At the end of October 2005, the equity analysts of 26 banks and brokerage firms rated the HVB share as follows: more than half (54%) of equity analysts recommend holding the share, while 23% recommend "underweighting" and 23% recommend "overweighting" the share.

The HVB share relative to DAX and Prime Banks

HVB share from June 30 to September 30, 2005, in €



26.00
24.75
23.50
22.25
6/30
7/7
7/14
7/21
7/28
8/4
8/11
8/18
8/25
9/1
9/8
9/15
9/22
9/30
Prime Banks indexed to HVB
DAX indexed to HVB
HVB share

RESULTS

FROM JANUARY 1 TO SEPTEMBER 30, 2005

The prior year figures shown below include the effects of applying new and revised IFRSs.

Income/expenses	Notes	1/1–9/30/2005	1/1–9/30/2004	Change	Change
		€ millions	€ millions	€ millions	in %
Interest and similar income		12,744	12,885	(141)	(1.1)
Interest expense and similar charges		8,379	8,700	(321)	(3.7)
Net interest income	(2)	4,365	4,185	+ 180	+ 4.3
Provisions for losses on loans and advances	(3)	976	1,350	(374)	(27.7)
Net interest income after provisions for losses on loans and advances		3,389	2,835	+ 554	+ 19.5
Fee and commission income		2,816	2,564	+ 252	+ 9.8
Fee and commission expenses		435	480	(45)	(9.4)
Net commission income	(4)	2,381	2,084	+ 297	+ 14.3
Gains less losses arising from trading securities (trading profit)	(5)	701	562	+ 139	+ 24.7
General administrative expenses	(6)	4,846	4,676	+ 170	+ 3.6
Balance of other operating income and expenses	(7)	(10)	43	(53)	
Operating profit (loss)		**1,615**	**848**	**+ 767**	**+ 90.4**
Net income from investments		128	252	(124)	(49.2)
Amortization of goodwill		0	116	(116)	(100.0)
Addition to restructuring provisions		60	0	+ 60	>+100.0
Balance of other income and expenses	(8)	(109)	(262)	+ 153	+ 58.4
Profit (loss) from ordinary activities/ net income (loss) before taxes		**1,574**	**722**	**+ 852**	**>+ 100.0**
Taxes on income		381	251	+ 130	+ 51.8
Net income (loss) after taxes		**1,193**	**471**	**+ 722**	**>+ 100.0**
Minority interest in net income (loss)		(303)	(194)	(109)	(56.2)
Consolidated profit (loss)		**890**	**277**	**+ 613**	**>+ 100.0**

	Notes	1/1–9/30/2005	1/1–9/30/2004
		€	€
Earnings per share[1]	(9)	1.19	0.41

[1] 2004 figures adjusted for amortization of goodwill: €0.58

Since no conversion rights or option rights on conditional capital existed at September 30, 2005, there is no calculation of diluted earnings per share.

FROM JULY 1 TO SEPTEMBER 30, 2005

Income/expenses	7/1–9/30/2005	7/1–9/30/2004	Change	Change
	€ millions	€ millions	€ millions	in %
Interest and similar income	4,201	4,254	(53)	(1.2)
Interest expense and similar charges	2,733	2,810	(77)	(2.7)
Net interest income	1,468	1,444	+ 24	+ 1.7
Provisions for losses on loans and advances	327	455	(128)	(28.1)
Net interest income after provisions for losses on loans and advances	1,141	989	+152	+ 15.4
Fee and commission income	993	850	+143	+ 16.8
Fee and commission expenses	133	159	(26)	(16.4)
Net commission income	860	691	+169	+ 24.5
Gains less losses arising from trading securities (trading profit)	278	113	+165	>+100.0
General administrative expenses	1,623	1,563	+ 60	+ 3.8
Balance of other operating income and expenses	20	16	+ 4	+ 25.0
Operating profit (loss)	**676**	**246**	**+430**	**>+100.0**
Net income from investments	23	(7)	+ 30	
Amortization of goodwill	0	39	(39)	(100.0)
Addition to restructuring provisions	60	0	+ 60	>+100.0
Balance of other income and expenses	(36)	(86)	+ 50	+ 58.1
Profit (loss) from ordinary activities/ net income (loss) before taxes	**603**	**114**	**+489**	**>+100.0**
Taxes on income	114	39	+ 75	>+100.0
Net income (loss) after taxes	**489**	**75**	**+414**	**>+100.0**
Minority interest in net income (loss)	(165)	(65)	(100)	>(100.0)
Consolidated profit (loss)	**324**	**10**	**+314**	**+100.0**

	7/1–9/30/2005	7/1–9/30/2004
	€	€
Earnings per share[1]	0.44	0.00

[1] 2004 figures adjusted for amortization of goodwill: €0.05

BALANCE SHEET
AT SEPTEMBER 30, 2005

Assets	Notes	9/30/2005	12/31/2004	Change	Change
		€ millions	€ millions	€ millions	in %
Cash reserve		6,910	6,903	+ 7	+ 0.1
Assets held for trading purposes	(10)	103,715	91,711	+ 12,004	+ 13.1
Placements with, and loans and advances to, other banks	(11)	56,417	47,479	+ 8,938	+ 18.8
Loans and advances to customers	(12)	278,469	275,119	+ 3,350	+ 1.2
Allowances for losses on loans and advances	(14)	(13,153)	(13,404)	+ 251	+ 1.9
Investments	(15)	47,024	44,483	+ 2,541	+ 5.7
Property, plant and equipment		2,761	2,855	(94)	(3.3)
Intangible assets		2,834	2,627	+ 207	+ 7.9
Income tax assets		3,980	4,157	(177)	(4.3)
Other assets		6,784	5,455	+ 1,329	+ 24.4
Total assets		**495,741**	**467,385**	**+ 28,356**	**+ 6.1**

Shareholders' equity and liabilities	Notes	9/30/2005	12/31/2004	Change	Change
		€ millions	€ millions	€ millions	in %
Deposits from other banks	(16)	112,998	103,606	+ 9,392	+ 9.1
Amounts owed to other depositors	(17)	156,352	144,451	+ 11,901	+ 8.2
Promissory notes and other liabilities evidenced by paper	(18)	106,553	109,562	(3,009)	(2.7)
Liabilities held for trading purposes		67,094	59,831	+ 7,263	+ 12.1
Provisions	(19)	4,701	4,460	+ 241	+ 5.4
Income tax liabilities		3,153	3,030	+ 123	+ 4.1
Other liabilities		10,596	10,015	+ 581	+ 5.8
Subordinated capital	(20)	17,991	18,454	(463)	(2.5)
Shareholders' equity		16,303	13,976	+ 2,327	+ 16.6
Shareholders' equity attributable to shareholders of HVB AG		13,173	11,467	+ 1,706	+ 14.9
Subscribed capital		2,250	2,252	(2)	(0.1)
Additional paid-in capital		9,101	9,103	(2)	0.0
Retained earnings		—	—	—	—
Reserve arising from currency and other changes		309	227	+ 82	+ 36.1
Change in valuation of financial instruments		623	(115)	+ 738	
AfS reserve		739	354	+ 385	>+ 100.0
Hedge reserve		(116)	(469)	+ 353	+ 75.3
Consolidated profit 2004		—	—	—	—
Consolidated profit (loss) 1/1–9/30		890	0	+ 890	>+ 100.0
Minority interest		3,130	2,509	+ 621	+ 24.8
Total shareholders' equity and liabilities		**495,741**	**467,385**	**+ 28,356**	**+ 6.1**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	2005	2004
Shareholders' equity at January 1	**13,976**	**10,312**
Shareholders' equity attributable to shareholders of HVB AG at 1/1 before initial application of new and revised IFRSs	—	10,312
Effect of initial application of new and revised IFRSs	—	(7)
Shareholders' equity attributable to shareholders of HVB AG at 1/1 after initial application of new and revised IFRSs	11,467	10,305
Changes 1/1–9/30		
Subscribed capital		
Change from capital increase against cash contribution		643
Change in holdings of, and net income from, treasury stock	(2)	
Additional paid-in capital		
Change from capital increase against cash contribution		2,362
Deduction of costs from capital increase		(62)
Change in holdings of, and net income from, treasury stock	(2)	17
Retained earnings		
Other changes	—	—
Reserve arising from currency and other changes	82	89
Change in valuation of financial instruments	738	(403)
Consolidated profit (loss) 1/1–9/30	890	277
Shareholders' equity attributable to shareholders of HVB AG at 9/30	13,173	13,228
Minority interest at 1/1 before initial application of new and revised IFRSs	2,509	2,476
Effect of initial application of new and revised IFRSs	—	(10)
Minority interest at 1/1 after initial application of new and revised IFRSs	2,509	2,466
Change in minority interest 1/1–9/30	621	34
Minority interest at 9/30	3,130	2,500
Shareholders' equity at September 30	**16,303**	**15,728**

CASH FLOW STATEMENT

€ millions	2005	2004
Cash and cash equivalents at January 1	**6,903**	**5,708**
Cash flows from operating activities	1,698	(7,174)
Cash flows from investing activities	(1,203)	4,876
Cash flows from financing activities	(530)	2,114
Effects of exchange rate changes on cash and cash equivalents	42	45
Cash and cash equivalents at September 30	**6,910**	**5,569**

1

Segment reporting

Income statement from January 1 to September 30, 2005, broken down by business segment

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Net interest income						
1/1–9/30/2005	1,985	1,732	705	90	(147)	4,365
1/1–9/30/2004	1,929	1,584	728	89	(145)	4,185
Provisions for losses on loans and advances						
1/1–9/30/2005	607	331	25	—	13	976
1/1–9/30/2004	265	306	49	731	(1)	1,350
Net commission income						
1/1–9/30/2005	1,054	1,025	299	3	—	2,381
1/1–9/30/2004	909	911	250	7	7	2,084
Trading profit (loss)						
1/1–9/30/2005	2	31	662	—	6	701
1/1–9/30/2004	1	51	495	—	15	562
General administrative expenses						
1/1–9/30/2005	1,934	1,748	940	79	145	4,846
1/1–9/30/2004	1,992	1,678	920	64	22	4,676
Balance of other operating income and expenses						
1/1–9/30/2005	13	4	(29)	(3)	5	(10)
1/1–9/30/2004	49	(14)	25	(3)	(14)	43
Operating profit (loss)						
1/1–9/30/2005	513	713	672	11	(294)	1,615
1/1–9/30/2004	631	548	529	(702)	(158)	848
Net income from investments						
1/1–9/30/2005	(7)	251	121	—	(237)	128
1/1–9/30/2004	51	(16)	(27)	—	244	252
Amortization of goodwill						
1/1–9/30/2005	—	—	—	—	—	—
1/1–9/30/2004	16	63	30	—	7	116

Segment reporting

Income statement from January 1 to September 30, 2005, broken down by business segment (continued)

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Addition to restructuring provisions						
1/1–9/30/2005	—	60	—	—	—	60
1/1–9/30/2004	—	—	—	—	—	—
Balance of other income and expenses						
1/1–9/30/2005	(3)	(3)	—	(100)	(3)	(109)
1/1–9/30/2004	(6)	(2)	(1)	(156)	(97)	(262)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
1/1–9/30/2005	503	901	793	(89)	(534)	1,574
1/1–9/30/2004	660	467	471	(858)	(18)	722
including:						
Bank Austria Creditanstalt Group						
1/1–9/30/2005	—	901	115	—	1	1,017
1/1–9/30/2004	—	467	77	—	1	545

Key ratios, broken down by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring[1]	Other/ consolidation[1]	HVB Group
Return on equity before taxes[2]						
1/1–9/30/2005	11.8	27.4	30.8	—	—	14.5
1/1–9/30/2004[3]	15.1	16.8	18.4	—	—	7.4

[1] Figures have no informative value

[2] Net income before taxes as a proportion of average shareholders' equity (excluding change in valuation of financial instruments) including minority interest

[3] 2004 figures adjusted for amortization of goodwill

Income statement by business unit
Germany business segment

€ millions	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Total
Operating revenues					
September 30, 2005	1,453	1,298	306	(3)	3,054
September 30, 2004 (reorganized)[1]	1,381	1,195	311	1	2,888
September 30, 2004 (before reorganization)	1,453[3]	1,235	351	1	3,040[2]
Loan-loss provisions					
September 30, 2005	172	287	148	—	607
September 30, 2004 (reorganized)[1]	83	179	3	—	265
September 30, 2004 (before reorganization)	165	433	318	—	916[2]
General administrative expenses					
September 30, 2005	1,178	610	149	(3)	1,934
September 30, 2004 (reorganized)[1]	1,266	587	138	1	1,992
September 30, 2004 (before reorganization)	1,278	611	167	1	2,057[2]
Operating profit (loss)					
September 30, 2005	103	401	9	—	513
September 30, 2004 (reorganized)[1]	32	429	170	—	631
September 30, 2004 (before reorganization)	10[3]	191	(134)	—	67[2]
for information: operating profit before loan-loss provisions					
September 30, 2005	275	688	157	—	1,120
September 30, 2004 (reorganized)[1]	115	608	173	—	896
September 30, 2004 (before reorganization)	175[3]	624	184	—	983
Cost-income ratio					
September 30, 2005	81.1%	47.0%	48.7%	—	63.3%
September 30, 2004 (reorganized)[1]	91.7%	49.1%	44.4%	—	69.0%
September 30, 2004 (before reorganization)	88.0%[3]	49.5%	47.6%	—	67.7%

[1] Reorganized for initial application of revised IFRSs, organizational changes, and the changes to figures reported for the gains on the sale of deconsolidated companies
[2] As disclosed in 2004 Annual Report
[3] Including the gain of €56 million on the disposal of BethmannMaffei

Austria and CEE business segment

€ millions	Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	CEE	Consolidation	Total
Operating revenues						
September 30, 2005	879	451	391	1,071	—	2,792
September 30, 2004	847	449	391	845	—	2,532
Loan-loss provisions						
September 30, 2005	70	139	22	100	—	331
September 30, 2004	60	159	22	65	—	306
General administrative expenses						
September 30, 2005	677	282	200	589	—	1,748
September 30, 2004	675	282	207	514	—	1,678
Operating profit						
September 30, 2005	132	30	169	382	—	713
September 30, 2004	112	8	162	266	—	548
Cost-income ratio						
September 30, 2005	77.0%	62.5%	51.2%	55.0%	—	62.6%
September 30, 2004	79.7%	62.8%	52.9%	60.8%	—	66.3%

Corporates & Markets business segment

€ millions	Markets	Corporates	Consolidation	Total
Operating revenues				
September 30, 2005	919	715	3	1,637
September 30, 2004	865	639	(6)	1,498
Loan-loss provisions				
September 30, 2005	—	25	—	25
September 30, 2004	—	49	—	49
General administrative expenses				
September 30, 2005	568	369	3	940
September 30, 2004	581	345	(6)	920
Operating profit				
September 30, 2005	351	321	—	672
September 30, 2004	284	245	—	529
Cost-income ratio				
September 30, 2005	61.8%	51.6%	—	57.4%
September 30, 2004	67.2%	54.0%	—	61.4%

Income statement by business segment
Quarterly figures

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Net interest income						
Q1 2005	663	548	224	32	(63)	1,404
Q2 2005	682	590	238	41	(58)	1,493
Q3 2005	640	594	243	17	(26)	1,468
Provisions for losses on loans and advances						
Q1 2005	164	110	47	—	2	323
Q2 2005	227	107	(16)	—	8	326
Q3 2005	216	114	(6)	—	3	327
Net commission income						
Q1 2005	364	322	68	2	1	757
Q2 2005	341	327	98	—	(2)	764
Q3 2005	349	376	133	1	1	860
Trading profit (loss)						
Q1 2005	—	18	304	—	—	322
Q2 2005	1	10	91	—	(1)	101
Q3 2005	1	3	267	—	7	278
General administrative expenses						
Q1 2005	654	575	309	23	39	1,600
Q2 2005	653	582	304	31	53	1,623
Q3 2005	627	591	327	25	53	1,623
Balance of other operating income and expenses						
Q1 2005	(6)	—	(18)	(1)	(7)	(32)
Q2 2005	12	5	—	(1)	(14)	2
Q3 2005	7	(1)	(11)	(1)	26	20
Operating profit (loss)						
Q1 2005	203	203	222	10	(110)	528
Q2 2005	156	243	139	9	(136)	411
Q3 2005	154	267	311	(8)	(48)	676
Net income from investments						
Q1 2005	—	13	41	—	20	74
Q2 2005	(3)	(5)	38	—	1	31
Q3 2005	(4)	243	42	—	(258)	23
Amortization of goodwill						
Q1 2005	—	—	—	—	—	—
Q2 2005	—	—	—	—	—	—
Q3 2005	—	—	—	—	—	—

Income statement by business segment
Quarterly figures (continued)

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Addition to restructuring provisions						
Q1 2005	—	—	—	—	—	—
Q2 2005	—	—	—	—	—	—
Q3 2005	—	60	—	—	—	60
Balance of other income and expenses						
Q1 2005	(1)	—	—	(33)	(3)	(37)
Q2 2005	(2)	(2)	—	(34)	2	(36)
Q3 2005	—	(1)	—	(33)	(2)	(36)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
Q1 2005	202	216	263	(23)	(93)	565
Q2 2005	151	236	177	(25)	(133)	406
Q3 2005	150	449	353	(41)	(308)	603
including:						
Bank Austria Creditanstalt Group						
Q1 2005	—	216	42	—	(14)	244
Q2 2005	—	236	34	—	17	287
Q3 2005	—	449	39	—	(2)	486

2
Net interest income

€ millions	1/1–9/30/2005	1/1–9/30/2004
Interest and similar income from		
Lending and money market transactions	11,070	11,230
Fixed-income securities and government-inscribed debt	1,038	1,053
Equity securities and other variable-yield securities	154	138
Subsidiaries	61	98
Companies valued at equity	65	64
Participating interests	67	36
Investment property	19	21
Interest expense and similar charges for		
Deposits	4,355	4,376
Promissory notes and other liabilities evidenced by paper	3,126	3,449
Subordinated capital	754	738
Income (expense) from hedging relationships as a result of		
Hedge accounting	(4)	(4)
Fair value option for financial assets	–	–
Net income from lease operations	**130**	**112**
Total	**4,365**	**4,185**

Interest margin

in %	9/30/2005	9/30/2004
Based on average risk assets (BIS)	2.68	2.57
Based on average volume of business	1.51	1.41

3
Provisions for losses on loans and advances

€ millions	1/1–9/30/2005	1/1–9/30/2004
Additions	1,667	2,199
Allowances for losses on loans and advances	1,619	2,049
Allowances for losses on guarantees and indemnities	48	150
Releases	(637)	(814)
Allowances for losses on loans and advances	(562)	(733)
Allowances for losses on guarantees and indemnities	(75)	(81)
Recoveries from write-offs of loans and advances	(54)	(35)
Total	**976**	**1,350**

Provisions for losses on loans and advances are calculated in the Interim Report on a pro rata basis on the basis of the presumed annual requirements.

4
Net commission income

€ millions	1/1–9/30/2005	1/1–9/30/2004
Securities and custodial services	941	835
Foreign trade operations/money transfer operations	835	734
Lending operations	391	335
Brokerage of third-party products	97	73
Other service operations	117	107
Total	**2,381**	**2,084**

5

Gains less losses arising from trading securities (trading profit)

€ millions	1/1-9/30/ 2005	1/1-9/30/ 2004
Equity contracts	214	143
Interest rate and currency contracts	487	419
Total	**701**	**562**

This item includes interest and dividend income totaling €756 million and refinancing costs totaling €436 million resulting from the balance of assets and liabilities held for trading purposes.

6

General administrative expenses

€ millions	1/1-9/30/ 2005	1/1-9/30/ 2004
Personnel expense	2,702	2,628
Other administrative expenses	1,664	1,604
Depreciation and amortization on intangible assets and property, plant and equipment	480	444
Total	**4,846**	**4,676**

7

Balance of other operating income and expenses

€ millions	1/1-9/30/ 2005	1/1-9/30/ 2004
Other operating income	198	180
Other operating expenses	208	137
Balance of other operating income and expenses	**(10)**	**43**

8

Balance of other income and expenses

€ millions	1/1-9/30/ 2005	1/1-9/30/ 2004
Other income	—	—
Other expenses	**109**	**262**
of which:		
Other taxes	5	2
Absorbed losses	104	162
Risk shield	—	98
Balance of other *income and expenses*	**(109)**	**(262)**

9

Earnings per share

	1/1-9/30/ 2005	1/1-9/30/ 2004
Consolidated profit (loss) adjusted for minority interest (€ millions)[1]	890	277
Average number of shares	750,699,140	679,228,993
Earnings per share (€)[1]	**1.19**	**0.41**

[1] 2004 figures adjusted for amortization of goodwill: €0.58

10

Assets held for trading purposes

€ millions	9/30/2005	12/31/2004
Debt securities and other fixed-income securities	39,944	37,398
Equity securities and other variable-yield securities	9,765	5,481
Positive fair values from derivative financial instruments	48,338	44,958
Other assets held for trading purposes	5,668	3,874
Total	**103,715**	**91,711**

11

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	9/30/2005	12/31/2004
Repayable on demand	17,077	10,352
With agreed maturities	39,340	37,127
Total	**56,417**	**47,479**

12

Loans and advances to customers, broken down by maturity

€ millions	9/30/2005	12/31/2004
Repayable on demand	26,878	25,623
With agreed maturities	251,591	249,496
up to 3 months	34,922	33,282
from 3 months to 1 year	20,340	18,961
from 1 year to 5 years	53,912	55,669
from 5 years and over	142,417	141,584
Total	**278,469**	**275,119**

13

Total volume of lending

By content

€ millions	9/30/2005	12/31/2004
Placements with, and loans and advances to, other banks	22,573	22,299
Loans and advances to customers	275,213	270,979
Contingent liabilities	36,352	31,315
Total	**334,138**	**324,593**

14

Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances

€ millions	2005	2004
Balance at January 1 before initial application of new and revised IFRSs	—	**11,361**
Initial application of new and revised IFRSs	—	110
Balance at January 1 after initial application of new and revised IFRSs	**13,404**	**11,471**
Changes affecting income		
Gross additions	+ 1,619	+ 2,049
Releases	- 562	-733
Changes not affecting income		
Changes due to make-up of group of consolidated companies	+ 31	-71
Use of existing loan-loss allowances	- 1,313	- 1,161
Effects of currency translation and other changes not affecting income	- 26	+ 109
Balance at September 30	**13,153**	**11,664**

15

Investments

€ millions	9/30/2005	12/31/2004
Held-to-maturity investments		
Debt securities and other fixed-income securities	7,847	8,417
Available-for-sale investments	16,513	16,207
Non-consolidated subsidiaries	1,857	1,777
Participating interests	1,670	1,475
Debt securities and other fixed-income securities	7,813	7,672
Equity securities and other variable-yield securities	5,173	5,283
Fair-value-option investments	21,282	18,203
Debt securities and other fixed-income securities	19,518	16,266
Equity securities and other variable-yield securities	1,764	1,937
Companies valued at equity	1,042	1,224
of which:		
Goodwill	83	83
Investment property	340	432
Total	**47,024**	**44,483**

16

Deposits from other banks, broken down by maturity

€ millions	9/30/2005	12/31/2004
Repayable on demand	17,361	10,249
With agreed maturities	95,637	93,357
Total	**112,998**	**103,606**

17

Amounts owed to other depositors, broken down by maturity

€ millions	9/30/2005	12/31/2004
Savings deposits and home-loan savings deposits	37,253	36,508
Other liabilities	119,099	107,943
Repayable on demand	61,802	52,721
With agreed maturities	57,297	55,222
Total	**156,352**	**144,451**

18

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	9/30/2005	12/31/2004
With agreed maturities		
up to 3 months	12,833	10,103
from 3 months to 1 year	17,627	20,406
from 1 year to 5 years	47,437	47,914
from 5 years and over	28,656	31,139
Total	**106,553**	**109,562**

19 Provisions

€ millions	9/30/2005	12/31/2004
Provisions for pensions and similar obligations	2,857	2,881
Restructuring provisions	331	299
Allowances for losses on guarantees and indemnities	574	505
Other provisions	939	775
Total	**4,701**	**4,460**

20 Subordinated capital

€ millions	9/30/2005	12/31/2004
Subordinated liabilities	12,379	12,802
Participating certificates outstanding	1,839	1,987
Hybrid capital instruments	3,773	3,665
Total	**17,991**	**18,454**

21 Treasury stock

The purchase of treasury stock during the reporting period was carried out on the basis of the authorization issued under the resolutions passed at the Annual General Meeting of Shareholders of HVB AG on April 29, 2004 and May 12, 2005 in accordance with Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 54,909,013 shares of HVB AG stock were purchased by the Bank and its controlled or majority-owned companies at the respective current market prices and 54,123,970 shares of HVB AG stock were sold at the respective current market prices.

The shares were purchased at an average price of €19.41 per share, and resold at an average price of €19.39 per share. The shares purchased during the reporting period amount to the equivalent of €165 million, or 7.3% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the reporting period was 1,212,135, equivalent to €3.6 million or 0.2% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 3,895,908 shares of treasury stock at September 30, 2005 as collatoral in accordance with Section 71 e (1) 2 of the German Stock Corporation Act. This represents €12 million, or 0.5% of capital stock.

22 Contingent liabilities and other commitments

€ millions	9/30/2005	12/31/2004
Contingent liabilities	36,373	31,334
of which:		
Guarantees and indemnity agreements	36,352	31,315
Other commitments	58,848	55,742
of which:		
Irrevocable credit commitments	49,682	46,865
Total	**95,221**	**87,076**

Futures contracts (derivatives)

The following derivative contracts were still outstanding at the reporting date. These figures include credit derivatives in addition to interest rate, foreign exchange, equity and index-related futures contracts. In addition to counterparty risk, derivatives are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

Without taking risk-reducing effects into account, the maximum counterparty risk (excluding add-on) totaled €52.0 billion (December 31, 2004: €48.1 billion). Compliant with Principle I of the German banking supervisory regulations, taking into account existing netting agreements and collateral received, this gives rise to total risk assets (counterparty risk including add-on) of €18.8 billion (December 31, 2004: €18.2 billion); €5.2 billion remains after weighting for credit weighting (December 31, 2004: €4.7 billion).

€ millions	Nominal amount		Positive fair values		Negative fair values	
	9/30/2005	12/31/2004	9/30/2005	12/31/2004	9/30/2005	12/31/2004
Interest rate derivatives	2,092,099	2,055,621	42,980	36,698	43,889	37,399
Foreign exchange derivatives	321,903	296,109	4,510	7,835	5,130	9,851
Equity/index derivatives	174,043	139,341	3,981	3,263	4,426	3,113
Credit derivatives	105,230	53,353	634	411	1,545	1,206
Other transactions	1,208	355	34	15	34	13
Total	**2,694,483**	**2,544,779**	**52,139**	**48,222**	**55,024**	**51,582**

23 Potential market risk of trading activities (value-at-risk)

Market price risks arise when prices of interest rate, foreign exchange and equity/index products, and their related derivatives, change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see HVB Group Annual Report 2004, starting on page 84).

Value-at-risk[1]

€ millions	9/30/2005	12/31/2004
Interest rate positions	21	13
Foreign exchange positions	7	25
Equity/index positions	15	74
Diversification effect	(12)	—
Total	**31**	**112**

[1] Due to the correlation effect between the types of risk, the overall risk is lower than the total amount of the individual risks

The reduction in market risk results from the integration of HVB AG's equity risk in the Internal Model.

EXECUTIVE BOARDS

Members of the Supervisory Board*

Dr. Albrecht Schmidt**
Chairman

Peter König
Deputy chairman

Dr. Hans-Jürgen Schinzler**
Deputy chairman

Dr. Manfred Bischoff
until July 27, 2005

Dr. Mathias Döpfner**

Volker Doppelfeld**

Klaus Grünewald

Anton Hofer

Max Dietrich Kley**

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich**
since July 28, 2005

Herbert Munker

Gerhard Randa
since May 12, 2005

Dr. Siegfried Sellitsch
until May 12, 2005

Professor Wilhelm Simson**

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board***

Johann Berger
Germany business segment,
Corporate Customers and Professionals,
and Real Estate business units,
since April 1, 2005

Dr. Stefan Jentzsch
Corporates & Markets
business segment

Dr. Michael Kemmer
Chief Risk Officer (CRO)

Christine Licci
Germany business segment,
Private Customers business unit,
since January 17, 2005

Michael Mendel
Germany business segment,
until May 12, 2005
Austria & Central and Eastern Europe
business segment,
since May 12, 2005

Dieter Rampl
Board Spokesman,
Human Resources Management

Gerhard Randa
Austria & Central and Eastern Europe
business segment,
Chief Operating Officer (COO),
until May 12, 2005

Dr. Wolfgang Sprissler
Chief Financial Officer (CFO)

*After September 30, 2005, Gerhard Randa resigned from the Supervisory Board with immediate effect in connection with the acquisition offer made by UniCredit

The members of the Supervisory Board marked with ** have resigned from office in compliance with the one month's notice period required in Article 11 of the Articles of Incorporation. Their term of office will end with effect from November 28, 2005 at the latest

***Dr. Jentzsch, Ms. Licci, and Mr. Mendel have made use of the change of control clause in their contracts

QUARTERLY FIGURES

	Q3 (2005)	Q2 (2005)	Q1 (2005)	Q4 (2004)	Q3 (2004)
Operating performance (€ millions)					
Net interest income	1,468	1,493	1,404	1,477	1,444
Provisions for losses on loans and advances	327	326	323	445	455
Net interest income after provisions for losses on loans and advances	1,141	1,167	1,081	1,032	989
Net commission income	860	764	757	761	691
Trading profit	278	101	322	166	113
General administrative expenses	1,623	1,623	1,600	1,442	1,563
Balance of other operating income and expenses	20	2	(32)	(20)	16
Operating profit (loss)	**676**	**411**	**528**	**497**	**246**
Net income from investments	23	31	74	(238)	(7)
Amortization of goodwill	—	—	—	49	39
Addition to restructuring provisions	60	—	—	250	—
Allocation to special provisions for bad debts	—	—	—	2,500	—
Balance of other income and expenses	(36)	(36)	(37)	(95)	(86)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**603**	**406**	**565**	**(2,635)**	**114**
Taxes on income	114	107	160	(27)	39
Net income (loss) after taxes	**489**	**299**	**405**	**(2,608)**	**75**
Minority interest in net income (loss)	(165)	(69)	(69)	(94)	(65)
Consolidated profit (loss)	**324**	**230**	**336**	**(2,702)**	**10**
Earnings per share (€)[1]	**0.44**	**0.30**	**0.45**	**0.12**	**0.05**

[1] 2004 quarterly figures adjusted for amortization of goodwill; Q4 additionally adjusted for addition to restructuring provisions and allocation to special provisions for bad debts

	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004
Key indicators (%)					
Return on equity after taxes[1]	10.2	9.7	11.6	3.9	4.1
Cost-income ratio (based on profit from ordinary activities)	65.5	66.5	64.3	72.0	69.3
Cost-income ratio (based on operating revenues)	65.2	67.0	65.3	66.1	68.0
Ratio of net commission income to operating revenues	32.0	31.6	30.9	30.7	30.3
Balance sheet figures (€ billions)					
Total assets	495.7	492.7	469.9	467.3	460.5
Total volume of lending	334.1	333.3	326.2	324.6	329.1
Shareholders' equity	16.3	15.4	14.6	13.9	15.7
Key capital ratios compliant with BIS rules					
Core capital (€ billions)	15.7	15.7	15.4	15.7	17.5
Equity funds (€ billions)	27.6	27.8	27.2	27.1	29.7
Risk assets (€ billions)	250.0	246.5	242.0	238.6	241.3
Core capital ratio (%)	6.3	6.4	6.4	6.6[2]	7.2
Equity funds ratio (%)	9.8	10.0	10.2	10.4	11.3
Share information					
Share price (€)	23.44	21.51	18.87	16.70	15.46
Market capitalization (€ billions)	17.6	16.1	14.2	12.5	11.6

Employees	60,923	59,294	57,437	57,806	57,973
Branch offices	2,263	2,190	2,085	2,036	2,055

[1] 2004 figures adjusted for amortization of goodwill; figures at 12/31/2004 additionally adjusted for addition to restructuring provisions and allocation to special provisions for bad debts

[2] 6.2% including consolidation and other effects to be incorporated from the start of 2005

FINANCIAL CALENDAR

Important dates 2006

Preliminary annual results	February 23, 2006
Publication of the 2005 annual results	March 16, 2006
Annual General Meeting of Shareholders	May 24, 2006
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 10, 2006
Second-quarter earnings	July 26, 2006
Third-quarter earnings	October 26, 2006

Contacts

Should you have any questions about the annual report, please contact Group Investor Relations by calling +49 (0)89 378-2 52 76, faxing +49 (0)89 378-2 40 83, or e-mailing ir@hvbgroup.com

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

Internet

You can call up user-friendly, interactive versions of our annual and interim reports, including search and other functions, on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport

Shareholder publications

Annual Report (English/German)

Interim reports (English/German) for the first, second, and third quarters

Sustainability Report

You can obtain .pdf files of all reports on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport
www.hvbgroup.com/sustainabilityreport

Annual Report Lexicon (available in German only)

Ordering

To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by

calling +49 (0)89 89 50 60 75, or
faxing +49 (0)89 89 50 60 30.

Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: Max Vornehm GmbH
Printing: Druckerei Kriechbaumer

Print deadline: November 9, 2005
Publication date: November 15, 2005

RECEIVED

2005 NOV 28 A 11:11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-3777

ZWISCHENBERICHT 2005

30 9

Mit Europa wachsen.

HVB Group

INHALT

Kennzahlen (in %)	1.1.–30.9.2005	1.1.–30.9.2004
Eigenkapitalrentabilität nach Steuern[1]	10,2	4,1
Eigenkapitalrentabilität vor Steuern[1]	14,5	7,4
Cost-Income-Ratio (gemessen an den operativen Erträgen)	65,2	68,0

Erfolgszahlen	1.1.–30.9.2005	1.1.–30.9.2004
Betriebsergebnis (in Mio €)	1 615	848
Ergebnis der gewöhnlichen Geschäftstätigkeit/		
Ergebnis vor Steuern (in Mio €)	1 574	722
Gewinn/Verlust (in Mio €)	890	277
Ergebnis je Aktie (in €)[1]	1,19	0,58

Bilanzzahlen (in Mrd €)	30.9.2005	31.12.2004
Bilanzsumme	495,7	467,4
Kreditvolumen	334,1	324,6
Bilanzielles Eigenkapital	16,3	14,0

Bankaufsichtsrechtliche Kennzahlen nach BIZ	30.9.2005	31.12.2004[2]
Kernkapital (in Mrd €)	15,7	15,7
Eigenmittel (in Mrd €)	27,6	27,1
Risikoaktiva (in Mrd €)	250,0	238,6
Kernkapitalquote (in %)	6,3	6,6[3]
Eigenmittelquote (in %)	9,8	10,4

Aktie	1.1.–30.9.2005	2004
Börsenkurs: Stichtag (in €)	23,44	16,70
Höchststand (in €)	23,65	21,13
Tiefststand (in €)	16,30	12,86
Börsenkapitalisierung Stichtag (in Mrd €)	17,6	12,5

	30.9.2005	31.12.2004
Mitarbeiter	60 923	57 806
Geschäftsstellen	2 263	2 036

[1] 2004 bereinigt um Goodwill-abschreibungen.
[2] Nach festgestellten Jahres-abschlüssen.
[3] 6,2% unter Einbeziehung von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungs- und sonstigen Effekten.

Ratings

	Langfristig	Kurzfristig	Ausblick	Öffentliche Pfandbriefe	Hypotheken-pfandbriefe
Moody's	A2	P-1	outlook stable	Aa2[1]	Aa3[1]
S&P	A	A-1	outlook negative	AAA	—
Fitch Ratings	A	F1	outlook stable	AAA	AAA

[1] Auf »review for possible upgrade« seit 15. März 2004.

Zusammenschluss von HVB Group und UniCredit zur ersten wahren europäischen Bank...

Am 12. Juni hatten HVB Group und UniCredit bekanntgegeben, sich zu einer neuen Kraft im europäischen Bankenmarkt zusammenschließen zu wollen. Einzelheiten zum Geschäftsmodell und den Zielen der neuen Bank hatten wir bereits im Zwischenbericht zum 30. Juni 2005 vorgestellt. Seither erarbeiten HVB Group und UniCredit gemeinsam einen detaillierten Integrationsplan; auf der Grundlage der ersten Arbeitsergebnisse des Integration Office sind beide Banken zuversichtlich, die erwarteten Synergien und finanziellen Zielvorgaben zu erreichen.

Am 26. August hatte UniCredito Italiano S.p.A., Genua (UniCredit) das Übernahmeangebot für alle HVB-Aktien veröffentlicht und fünf UniCredit-Aktien für eine HVB-Aktie zum Tausch angeboten.

... mit deutlicher Überzeugungskraft und sehr hoher Annahmequote

Am 8. Oktober hatte UniCredit eine Änderung des Angebots veröffentlicht, wonach UniCredit auf alle aufschiebenden Bedingungen in Bezug auf noch nicht erteilte kartell- und aufsichtsrechtliche Freigaben verzichtete; hiervon wurde lediglich die kartellrechtliche Freigabe durch die EU-Kommission ausgenommen, die am 19. Oktober erteilt wurde. Durch die Änderung des Angebots wurde eine Verlängerung der Annahmefrist für das Übernahmeangebot um zwei Wochen ausgelöst. Die verlängerte Annahmefrist endete am 24. Oktober.

Zu diesem Zeitpunkt betrug die Annahmequote durch die HVB-Aktionäre 88,14% und übertraf die zum erfolgreichen Abschluss des Angebots erforderliche Mindestannahmeschwelle von 65% bereits sehr deutlich. Dies unterstreicht die positive Aufnahme des Zusammenschlusses am Kapitalmarkt und die sehr breite Akzeptanz durch unsere Aktionäre.

Am 29. Oktober begann die weitere Annahmefrist, die am 11. November endet und aller Voraussicht nach zu einer weiteren Erhöhung der Annahmequote führen wird. Nach Durchführung der erforderlichen gesellschaftsrechtlichen Schritte und insbesondere der neuen Zusammensetzung von Aufsichtsrat und Vorstand der HVB wird die neue Gruppe noch in diesem Jahr an den Start gehen.

Eine sehr hohe Zahl von Aktionären der HVB haben also die vorteilhafte Perspektive geteilt und von der attraktiven Prämie auf die HVB-Aktie profitiert. Sie werden in wenigen Tagen Aktionäre einer Bank, die in den letzten Jahren steigende Dividenden gezahlt hat und beabsichtigt, die Dividende auch künftig weiter zu erhöhen.

Unsere Aktionäre beteiligen sich damit an einer führenden europäischen Bank mit großem Wachstumspotenzial. Gemeinsam nehmen HVB Group und UniCredit eine starke Position in einer der wohlhabendsten und am engsten verbundenen Regionen Europas ein, die sich über Süddeutschland, Österreich und Norditalien erstreckt und werden zudem der größte Marktteilnehmer in den dynamischen Wachstumsregionen Zentral- und Osteuropas sein. Die Ertragsmöglichkeiten der gemeinsamen Gruppe werden sehr viel breiter gestreut sein. Ein höherer Anteil der Erträge wird auf Geschäftsbereiche – wie zum Beispiel das Privatkundengeschäft und das Asset Management – entfallen, während der prozentuale Ertragsanteil aus den tendenziell volatileren Bereichen Kapitalmarkt- und Unternehmenskundengeschäft geringer ausfallen wird.

Letztlich profitieren die Aktionäre der neuen Gruppe auch von der strategisch überzeugenden Zielsetzung des Zusammenschlusses. UniCredit und HVB ergänzen sich insbesondere geografisch, aber auch in ihren Geschäftsstrategien. Ihr Ziel ist es, eine gemeinsame Gruppe zu schaffen, die ihren Kunden maßgeschneiderte Finanzdienstleistungen anbietet und damit auf der Grundlage stetigen Ertragswachstums eine nachhaltige Wertsteigerung für ihre Aktionäre erwirtschaftet.

Gesamtwirtschaftliche Entwicklung im dritten Quartal 2005

Trotz des über die letzten Monate hinweg stark angestiegenen Ölpreises behält die Weltwirtschaft ihr robustes Wachstumstempo bei. Die USA sowie China und die asiatischen Schwellenländer sind weiterhin die Treiber der anhaltenden Dynamik. Davon profitieren seit Jahresmitte auch die EWU-Mitgliedsstaaten wieder verstärkt. Auch in Deutschland ist im dritten Quartal mit einem Anziehen des Wirtschaftswachstums zu rechnen. Obwohl der private Konsum schwach bleibt, tragen die starken Auftragseingänge aus dem Ausland und die gestiegene Investitionstätigkeit der Unternehmen zur Erholung bei. Dies wird weiterhin durch die erhöhte Nachfrage der wichtigen Erdöl exportierenden Länder, die stark vom hohen Energiepreisniveau profitieren, unterstützt.

Branchenentwicklung in Deutschland

Im Laufe des dritten Quartals haben sich die wirtschaftlichen Rahmenbedingungen für die gesamte deutsche Kreditwirtschaft leicht verbessert. Die Finanzdienstleistungsbranche konnte daher eine insgesamt erfreuliche Ergebnisentwicklung verzeichnen. Die Aktivitäten sowohl institutioneller als auch privater Investoren an den Kapitalmärkten nahmen im Vergleich zum zweiten Quartal wieder deutlich zu. Vor allem die Aktienmärkte konnten diesem Trend folgen, der deutsche Aktienindex legte im Laufe des dritten Quartals spürbar zu.

Die Rendite zehnjähriger Bundesanleihen lag weiterhin auf einem historisch niedrigen Niveau. Trotz einer daraus resultierenden flachen Zinsstrukturkurve konnten die Kreditinstitute durch ihre bereits erfolgreich umgesetzte Diversifizierung der Ertragsquellen zusammen mit einem verstärkt risikoadjustierten Pricing ihren Zinsüberschuss tendenziell stabil halten. Die hohe Nachfrage nach Kapitalmarktprodukten wirkte sich positiv auf die Provisions- und Handelsergebnisse aus.

Die sich langsam aufhellende Stimmung in Deutschland trug auch dazu bei, dass sich die Kreditvorsorge im Vergleich zum Vorquartal nicht wesentlich verändert hat. Begünstigt durch die von den deutschen Kreditinstituten bereits in den letzten Jahren umgesetzten Kostensparmaßnahmen konnte das Niveau der Verwaltungsaufwendungen weiterhin stabil gehalten werden.

Für das verbleibende Geschäftsjahr 2005 gehen wir davon aus, dass sich die konjunkturelle Erholung weiter festigen wird. Die moderate Belebung der Binnennachfrage sowie die anhaltende Nachfrage nach Kapitalmarktprodukten sollten sich positiv auf die Ertragslage der Finanzdienstleister im vierten Quartal auswirken.

Mit Europa wachsen

Auf der Grundlage unseres Strategieprogramms »Mit Europa wachsen« und in Vorbereitung der Integration von HVB Group in die UniCredit-Gruppe konzentrieren wir uns in diesem Jahr auf die wertorientierte Weiterentwicklung der HVB Group. Im Mittelpunkt steht dabei die Verbesserung der Profitabilität des Geschäftsfelds Deutschland, die Forcierung der im vergangenen Jahr eingeleiteten Ertragsinitiativen sowie die strukturelle Optimierung unserer Kostenbasis mit dem Programm PRO, das wir unabhängig von dem Zusammenschluss mit UniCredit angestoßen haben und realisieren werden. Im Geschäftsjahr 2005 wollen wir eine Eigenkapitalrentabilität nach Steuern von 8% bis 9% erreichen. Auch streben wir an, die Kernkapitalquote durch Verminderung der Risikoaktiva im Bereich der Immobilienfinanzierung, den Abbau des Real Estate Restructuring Portfolios, Verbriefungsmaßnahmen und insbesondere durch Gewinnthesaurierung in Richtung 7% zu verbessern. Mit der finanziellen Entwicklung in den ersten neun Monaten liegen wir auf Zielkurs.

Im dritten Quartal hat sich der gute finanzielle Trend des ersten Halbjahres 2005 fortgesetzt.

Das Betriebsergebnis erreichte in den ersten neun Monaten des Jahres 2005 mit 1615 Mio € fast den doppelten Wert des Vorjahresvergleichszeitraumes, während sich der Gewinn nach Steuern und nach Fremdanteilen gegenüber dem Vorjahr sogar mehr als verdreifachte.

Bei der Vergleichsdarstellung ist zu berücksichtigen, dass wir uns entschlossen haben, die Entkonsolidierungseffekte, die insbesondere durch den vollständigen oder teilweisen Verkauf von vollkonsolidierten Gesellschaften entstehen, ab dem Zwischenbericht zum 30. September 2005 nicht mehr als sonstige betriebliche Erträge innerhalb des Betriebsergebnisses auszuweisen, sondern als Finanzanlageergebnis außerhalb des Betriebsergebnisses. Die entsprechenden Effekte in den Vergleichsperioden haben wir angepasst (vgl. auch Sonstige Angaben – IFRS-Grundlagen).

Im Ausblick des Financial Review (Geschäftsbericht 2004, Seite 81) hatten wir die für 2005 angestrebte Eigenkapitalrentabilität nach Steuern mit einem Wert zwischen 8 und 9% angegeben. Diesen Wert konnten wir mit einer Quote von 10,1% auch nach den ersten neun Monaten dieses Jahres übertreffen.

Zu den Erfolgsquellen im Einzelnen:

Operative Erträge

Die gesamten operativen Erträge erhöhten sich im Vergleich zum Vorjahr um 8,2%.

Gegenüber dem zweiten Quartal konnten wir im dritten Quartal 2005 mit Ausnahme des Zinsüberschusses bei allen Erfolgsquellen der operativen Erträge weitere Ergebnissteigerungen erzielen.

Der Zinsüberschuss stieg im Vergleich zum Vorjahr um 4,3%, während er gegenüber dem zweiten Quartal 2005 um 1,7% zurückging. Dieses ist ausschließlich auf saisonale Effekte, die das zweite Quartal 2005 begünstigten, zurückzuführen.

Bei stagnierendem Volumen erhöhte sich die Zinsspanne auf Basis der durchschnittlichen bilanziellen Risikoaktiva mit 2,68% gegenüber dem Wert der ersten neun Monate 2004 (2,57%). Eine detaillierte Aufgliederung der Zinserträge und Zinsaufwendungen ist in den Notes enthalten.

Der Provisionsüberschuss liegt mit 2381 Mio € um 14,3% über dem Vorjahreswert. Dabei stiegen die Erfolgsbeiträge aus dem Wertpapier- und Depotgeschäft insbesondere auch durch den Absatz innovativer Finanzprodukte wie unsere Zinsjoker-, Zins-Collect- und Zinsmeisteranleihe ebenso wie der Provisionsüberschuss aus Außenhandelsgeschäft und Zahlungsverkehr sowie jener aus dem Kreditgeschäft.

Das Handelsergebnis konnten wir mit 701 Mio € um 24,7% gegenüber dem Vorjahr steigern. Im dritten Quartal 2005 erzielten wir mit 278 Mio € ein gutes Ergebnis, das sich gegenüber dem Vorquartal fast verdreifachte.

Verwaltungsaufwendungen

Die Verwaltungsaufwendungen der HVB Group erhöhten sich gegenüber dem Vorjahr um 3,6% auf 4846 Mio € und blieben gegenüber dem Vorquartal unverändert. Die Cost-Income-Ratio (Quotient des Verwaltungsaufwands und der gesamten operativen Erträge) verbesserte sich auf 65,2% im Vergleich zum Vorjahr (per 30. September 2004: 68,0%).

Kreditrisikovorsorge

Bei der Kreditrisikovorsorge erwarten wir für das Gesamtjahr 2005 weiterhin ein gegenüber den Vorjahren deutlich niedrigeres Niveau in Höhe von rund 1,3 Mrd €, das sind anteilig für die ersten neun Monate 976 Mio €. Damit liegen wir um 374 Mio € bzw. 27,7% unter dem Wert, den wir für den Vergleichszeitraum des Vorjahres ausgewiesen haben.

Betriebsergebnis und Ergebnis vor Steuern

Das Betriebsergebnis steigerten wir gegenüber den ersten neun Monaten des Vorjahres um 767 Mio € bzw. 90,4%. Im dritten Quartal 2005 erzielten wir mit 676 Mio € das beste Betriebsergebnis dieses Jahres und konnten uns dabei gegenüber dem zweiten Quartals um 64,5% steigern. Mit dem Quartalsergebnis bestätigt sich die nachhaltige Ergebnisverbesserung aus dem Geschäftsjahr 2004 und dem ersten Halbjahr 2005.

Die Positionen unterhalb des Betriebsergebnisses sind im dritten Quartal durch Einmaleffekte geprägt, die sich allerdings gegenseitig weitgehend kompensieren. Den positiven Effekten auf das Finanzanlageergebnis durch den Verkauf des 28,2%igen Anteils an der Investkredit Bank AG, Wien (130 Mio €) und dem Entkonsolidierungseffekt durch die Reduzierung unseres Anteils an der HVB Bank Romania S.A., Bukarest, (127 Mio €) stehen einmalige Aufwendungen im Zusammenhang mit dem Erwerb von Immobilien aus dem Fondsvermögen eines von unserer Tochtergesellschaft Internationales Immobilien-Institut GmbH (iii-investments) gemanagten Immobilienfonds (210 Mio € im Finanzanlageergebnis) sowie die Bildung von Restrukturierungsrückstellungen bei der BA-CA AG gegenüber (60 Mio €).

Die Reduzierung des Anteils an der HVB Bank Romania steht in Zusammenhang mit dem Erwerb von 50% und einer Aktie an der Banca Comerciala Ion Tiriac S.A. (Banca Tiriac), Bukarest (vgl. Aussagen in den Erläuterungen zum Konsolidierungskreis).

Der Vorstand der HVB Group hat sich im Rahmen einer geschäftspolitischen Entscheidung dazu entschlossen, eine Umstrukturierungsmaßnahme bei der Tochtergesellschaft iii-investments zu unterstützen. Die HVB erwirbt über eine Tochtergesellschaft mehrere deutsche Immobilien aus dem Fonds EURO ImmoProfil. Deren konservative Neubewertung führte zu einer einmaligen Ergebnisbelastung von 210 Mio € im Finanzanlageergebnis des dritten Quartals. iii-investments wird die Mittel aus dem Verkauf verwenden, um in Immobilien im europäischen Ausland der Eurozone zu investieren, um so das Fondsprofil mittelfristig internationaler zu gestalten. Ziel ist es, die Performance des EURO ImmoProfil durch eine Neuausrichtung als EUROland-Fonds spürbar und nachhaltig zu verbessern. Diese Maßnahme wird den künftigen Beitrag der von iii-investments zum Ergebnis der Bank stärken und somit die Wertschöpfungskraft der HVB weiter erhöhen.

Beim Finanzanlageergebnis erzielten wir in den ersten neun Monaten dieses Jahres einen Wert in Höhe von 128 Mio €. Darin sind neben den oben beschriebenen Effekten im Wesentlichen der im ersten Quartal 2005 vereinnahmte Gewinn aus dem Verkauf unserer Anteile an der Premiere AG (34 Mio €) und der Gewinn aus der im zweiten Quartal erfolgten Veräußerung unseres Anteilsbesitzes an Rhön-Klinikum (36 Mio €) enthalten. Im Vergleichswert des Vorjahres sind die Verkaufsgewinne aus der Veräußerung unserer Tochtergesellschaft BethmannMaffei sowie unserer Anteile an Brau und Brunnen und E.ON enthalten.

Der Vorstand der BA-CA AG hat eine Reorganisation des ab 2005 neu definierten Segments »Firmenkunden Österreich« beschlossen und dem Betriebsrat kommuniziert. Für in diesem Zusammenhang zu setzende Maßnahmen wurde eine Restrukturierungsrückstellung in Höhe von 60 Mio € gebildet. Der Verbrauch ist für die Jahre 2006 bis 2008 vorgesehen.

Geschäfts- oder Firmenwerte werden gemäß IFRS 3 seit 1. Januar 2005 nicht mehr planmäßig abgeschrieben. Die Gewinn- und Verlustrechnung des Vorjahres war noch mit 116 Mio € planmäßigen Goodwillabschreibungen belastet. Außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte waren in den ersten neun Monaten 2005 nicht vorzunehmen.

In den übrigen Erträgen und Aufwendungen sind im Wesentlichen Verlustübernahmen für Gesellschaften, die dem Segment Real Estate Restructuring zugeordnet sind, enthalten. Im Vorjahr war zusätzlich noch der Aufwand aus der Risikoabschirmung für die Hypo Real Estate Group in Höhe von 98 Mio € belastend enthalten.

Mit dem Ergebnis vor Steuern in Höhe von 1574 Mio € konnten wir den Vorjahreswert mehr als verdoppeln.

Gewinn

Nach Abzug der Fremdanteile am Ergebnis in Höhe von 303 Mio € (Vorjahr: 194 Mio €) erwirtschafteten wir einen Gewinn in Höhe von 890 Mio €, der sich gegenüber dem Vorjahreswert von 277 Mio € mehr als verdreifachte.

Entwicklung in den einzelnen Geschäftsfeldern

Zum Ergebnis vor Steuern in Höhe von 1574 Mio € haben die Geschäftsfelder/Segmente

Deutschland	503 Mio €
Österreich und CEE	901 Mio €
Corporates & Markets	793 Mio €
Real Estate Restructuring	– 89 Mio €
Sonstige/Konsolidierung	–534 Mio €

beigetragen.

Auf Grund der im Zwischenbericht zum 31. März 2005 ausführlich beschriebenen aufbauorganisatorischen Veränderungen (vgl. Zwischenbericht zum 31. März 2005, Seite 4) innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für die ersten neun Monate 2005 ermittelten Erfolgszahlen vergleichbar. Entsprechend IAS 14.76 haben wir bei der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst.

Die Auswirkung der Anwendung geänderter und neuer IFRS-Regelungen sind, soweit sie rückwirkend anzuwenden waren, in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt. Ferner haben wir die zum 30. September 2005 erstmals vorgenommene Ausweisänderung der Verkaufserfolge bei entkonsolidierten Gesellschaften in den Vorperioden angepasst.

Entwicklung im Geschäftsfeld Deutschland

Das Geschäftsfeld Deutschland erzielte mit einem Betriebsergebnis in Höhe von 513 Mio € einen signifikanten Beitrag zum gesamten Betriebsergebnis der HVB Group. Im gesamten Vorjahr betrug das im Geschäftsbericht 2004 ausgewiesene Betriebsergebnis des Geschäftsfelds Deutschland – vor aufbauorganisatorischen Änderungen (inkl. RER) – lediglich 18 Mio € (inkl. Veräußerungsgewinn BethmannMaffei in Höhe von 56 Mio €).

Die bis zum 31. Dezember 2004 im Geschäftsfeld Deutschland geführten Sanierungsbestände des deutschen Immobilienfinanzierungsgeschäftes sind wegen ihrer Zuordnung zum Segment RER in den angepassten Vorjahresvergleichszahlen des Geschäftsfelds Deutschland nicht mehr enthalten. Insbesondere fehlt die auf diese Bestände im Jahr 2004 entfallene Kreditrisikovorsorge. Durch diese Überführung des gesamten Sanierungsbestandes des deutschen Immobilienfinanzierungsgeschäftes in das Segment RER kommt es daher im Geschäftsfeld Deutschland im Vergleich zu den angepassten Vorjahreszahlen im Bereich der Kreditrisikovorsorge zu einer atypischen Entwicklung.

Mit Übertragung in das Segment RER hatte das Geschäftsfeld Deutschland zu diesem Zeitpunkt keine Immobiliensanierungsfälle im Bestand. In jedem Kreditportfolio finden aber im Zeitablauf Bonitätsveränderungen statt und es entsteht damit auf Grund des mit dem Kreditgeschäft unabdingbar verbundenen Risikos neuer Risikovorsorgebedarf.

Die Eliminierung des Risikovorsorgebedarfs der in das Segment RER überführten Sanierungsbestände aus der Kreditrisikovorsorge des Jahres 2004 führt bei statischer Betrachtung zu einer verzerrenden Darstellung der angepassten Risikovorsorge im Geschäftsfeld Deutschland im Vergleich zum laufenden Geschäftsjahr, da das Portfolio des Geschäftsjahres 2005 auf Grund der beschriebenen Maßnahme betriebswirtschaftlich nicht mehr mit dem des Vorjahres vergleichbar ist. Gemäß IAS 14.76 sind jedoch grundsätzlich Vorjahresvergleichszahlen auf Basis der aktuellen Bestimmung der Segmente anzugeben.

Zur besseren Vergleichbarkeit der wirtschaftlichen Entwicklung haben wir neben den angepassten Vorjahreszahlen des Geschäftsfelds Deutschland im Segmentbericht auch die Zahlen, wie wir sie im Konzernabschluss 2004 (vgl. Geschäftsbericht 2004, S. 128) dargestellt hatten, angegeben.

In der nachfolgenden Darstellung der Ergebnisentwicklung der einzelnen Ressorts im Geschäftsfeld Deutschland gehen wir deshalb auf die Entwicklung des Betriebsergebnisses vor Risikovorsorge ein, die die Entwicklung des Geschäftsfelds Deutschland transparent macht. Ein Vergleich mit den betriebswirtschaftlich nur bedingt aussagekräftigen Kreditrisikovorsorgezahlen des Vorjahres würde die tatsächliche wirtschaftliche Entwicklung des Geschäftsfelds nicht korrekt widergeben.

Per 30. September 2005 erwirtschaftete das Geschäftsfeld Deutschland ein Betriebsergebnis vor Risikovorsorge in Höhe von 1120 Mio €. Dies bedeutet eine Steigerung gegenüber dem Vorjahr um ein Viertel. Der im Vorjahr vereinnahmte Veräußerungsgewinn BethmannMaffei in Höhe von rund 56 Mio € spielt beim Vorjahresvergleich des Betriebsergebnisses keine Rolle, da dieser nach der Ausweisänderung außerhalb des Betriebsergebnisses im Finanzanlageergebnis enthalten ist. Die Cost-Income-Ratio verbesserte sich um 5,7%-Punkte auf 63,3%. Im Geschäftsfeld Deutschland weisen wir für die ersten neun Monate 2005 eine Kreditrisikovorsorge in Höhe von 607 Mio € aus, die einen erwarteten Risikovorsorgebedarf für das Gesamtjahr von rund 809 Mio € widerspiegelt, der etwas über dem Niveau unserer Erwartungen zur Jahresmitte liegt (782 Mio €).

Das Ressort Privatkundengeschäft (inklusive Asset Management- und Private Banking-Aktivitäten) zeigt eine erfreuliche Entwicklung und konnte das Betriebsergebnis vor Risikovorsorge mit 275 Mio € gegenüber dem Vorjahr mehr als verdoppeln. Die operativen Erträge haben sich nach den ersten neun Monaten 2005 um 5,2% auf 1453 Mio € erhöht. Dabei stieg der Zinsüberschuss um 4,0%, unter anderem durch die erfolgreiche Volumensentwicklung des HVB-Sofortkredits (+ 173 Mio €). Der Provisionsüberschuss erhöhte sich um 7,2% auch wegen des erfolgreichen Absatzes innovativer Anlageprodukte. Das eingeleitete Maßnahmenprogramm zur Prozessoptimierung wirkt sich positiv auf die Kostenstruktur aus. So konnten die Verwaltungsaufwendungen in 2005 um rund 7,0% gegenüber den ersten drei Quartalen des Jahres 2004 gesenkt werden. Auch im Quartalsverlauf 2005 sanken die Verwaltungsaufwendungen stetig (1. Quartal 410 Mio €, 2. Quartal 389 Mio €, 3. Quartal 379 Mio €). In Folge dessen und durch die Ertragsteigerung verbesserte sich die Cost-Income-Ratio per Ende September 2005 erheblich, um 10,6%-Punkte auf 81,1%. Isoliert wurde im 3. Quartal 2005 eine Cost-Income-Ratio von sogar 77,7% erreicht.

Im Ressort Firmenkunden und freie Berufe steigerten wir die operativen Erträge um 8,6% und zeigen damit eine unverändert stabile Entwicklung auf hohem Niveau trotz schwierigem Marktumfeld. Der Provisionsüberschuss erhöhte sich um 35,6%; insbesondere infolge des gestiegenen Absatzes im Derivategeschäft mit Kunden, höherer Erträge im Wertpapier- und Depotgeschäft und der weiterhin erfolgreichen Platzierung innovativer Nachrangprodukte (zum Beispiel PREPs). Dadurch konnte trotz leicht gestiegener Verwaltungsaufwendungen die Cost-Income-Ratio um 2,1%-Punkte auf 47,0% verbessert werden. Das Betriebsergebnis vor Risikovorsorge erhöhte sich um 13,2% auf 688 Mio €.

Im Ressort Immobilien stieg der Zinsüberschuss um rund 1,5% und der Provisionsüberschuss deutlich um fast ein Drittel insbesondere wegen höherer Beratungserträge für »strukturierte Finanzierungen«. Trotz des begonnenen strategischen Portfolio-Rückbaus konnten die operativen Erträge nahezu stabil gehalten werden. Bei gestiegenen Verwaltungsaufwendungen ermäßigte sich das Betriebsergebnis vor Risikovorsorge um 9,2% auf 157 Mio €.

Entwicklung im Geschäftsfeld Österreich und CEE

Das Geschäftsfeld Österreich und CEE erzielte in den ersten neun Monaten 2005 ein Betriebsergebnis von 713 Mio € und liegt damit um 165 Mio € bzw. fast ein Drittel über dem Vergleichszeitraum des Vorjahres. Das Ergebnis vor Steuern verdoppelte sich nahezu auf 901 Mio € auch in Folge der im Finanzanlageergebnis vereinnahmten Gewinne aus dem Verkauf Investkredit und den Gewinnen aus Entkonsolidierungen insbesondere der HVB Bank Romania im Zusammenhang mit dem Erwerb der Banca Tiriac, Bukarest. Belastend wirkte im Ergebnis vor Steuern eine Restrukturierungsrückstellung in Höhe von 60 Mio €, für die Reorganisation des ab 2005 neu definierten Segments »Firmenkunden Österreich«.

Durch die um 10,3% höheren operativen Erträge verbesserte sich die Cost-Income-Ratio bei steigenden Verwaltungsaufwendungen auf 62,6%. Trotz der volumensbedingt um 8,2% gestiegenen Kreditrisikovorsorge entwickelte sich das Betriebsergebnis erfreulich mit einer Zunahme von 30,1%.

Im Ressort Privatkunden des Geschäftsfelds Österreich und CEE stiegen die operativen Erträge auf Grund einer positiven Entwicklung im Provisionsüberschuss insbesondere aus dem Wertpapier- und Depotgeschäft um insgesamt 3,8%. Bei unveränderten Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio auf 77,0%. Dadurch erzielte das Ressort trotz einer um 16,7% gestiegenen Kreditrisikovorsorge ein um 17,9% höheres Betriebsergebnis.

Im Ressort Firmenkunden Österreich blieben die operativen Erträge unverändert auf dem Niveau des Vorjahres. Dabei konnte der leicht rückläufige Zinsüberschuss durch den gestiegenen Provisionsüberschuss kompensiert werden. Bei unveränderten Verwaltungsaufwendungen blieb auch die Cost-Income-Ratio stabil. Durch die um 12,6% bzw. 20 Mio € rückläufige Kreditrisikovorsorge stieg das Betriebsergebnis um fast das Dreifache auf 30 Mio €.

Im Ressort Großkunden und Immobilien liegt das Betriebsergebnis mit 169 Mio € um 4,3% über dem Vorjahreswert. Dieser Ergebnisanstieg resultiert bei unveränderten operativen Erträgen aus der Reduzierung der Verwaltungsaufwendungen um 3,4%. Die Cost-Income-Ratio verbesserte sich um 1,7%-Punkte auf 51,2%.

Im Ressort Zentral- und Osteuropa (CEE) führte insbesondere die erfreuliche Entwicklung beim Zins- und Provisionsüberschuss zu einem Anstieg der operativen Erträge um mehr als ein Viertel (1071 Mio € gegenüber 845 Mio € im Vorjahr). Die Cost-Income-Ratio verbesserte sich dadurch trotz der um 14,6% gestiegenen Verwaltungsaufwendungen um rund 6%-Punkte auf 55,0%. Insgesamt erhöhte sich das Betriebsergebnis bei einer um 35 Mio € gestiegenen Kreditrisikovorsorge um 43,6% auf 382 Mio €.

Die Bank Austria Creditanstalt-Gruppe hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie dem Refinanzierungsaufwand des Goodwills, 1017 Mio € zum Ergebnis vor Steuern der HVB Group beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe in Höhe von 1111 Mio € wird von der Bank Austria Creditanstalt separat veröffentlicht.

Entwicklung im Geschäftsfeld Corporates & Markets

Im Geschäftsfeld Corporates & Markets konnten wir das Betriebsergebnis des Vorjahres deutlich um 27,0% übertreffen. Durch die im Finanzanlageergebnis (121 Mio € nach –27 Mio € im Vorjahr) vereinnahmten Veräußerungsgewinne, im Wesentlichen aus dem Verkauf eines Teils unserer Anteile an der Premiere AG und der Anteile an Rhön-Klinikum, konnte das Ergebnis vor Steuern um 68,4% auf 793 Mio € gesteigert werden.

Das Betriebsergebnis entwickelte sich im Ressort Markets sehr erfreulich mit einem Anstieg um fast ein Viertel auf 351 Mio €. Dabei stiegen die operativen Erträge um 6,2% auf 919 Mio € vor allem in Folge der kräftigen Zunahme des Handelsergebnisses um rund ein Drittel. Zusammen mit der Reduzierung des Verwaltungsaufwands (–2,2%) führte dies zu einer um 5,4%-Punkte verbesserten Cost-Income-Ratio in Höhe von 61,8%.

Auch im Ressort Corporates stieg das Betriebsergebnis kräftig auf 321 Mio € gegenüber 245 Mio € im Vorjahr. Die Zunahme der operativen Erträge um 11,9% auf 715 Mio € resultierte insbesondere aus dem ausgeweiteten Zins- und Provisionsüberschuss. Durch diese Ertragsentwicklung verbesserte sich die Cost-Income-Ratio um 2,4%-Punkte auf 51,6%, obwohl sich die Verwaltungsaufwendungen um 7% erhöhten. Auf Grund des kräftigen Rückgangs der Kreditrisikovorsorge um 49,0% auf 25 Mio € erreichte das Ressort eine Betriebsergebnissteigerung in Höhe von 31,0%.

Geschäftsfeld Real Estate Restructuring

Beim Geschäftsfeld Real Estate Restructuring (RER) waren im Vergleich zu den angepassten Vorjahreszahlen die operativen Erträge leicht rückläufig, während sich die Verwaltungsaufwendungen erhöhten. Da in 2005 keine weitere Risikovorsorge auf die diesem Segment zugeordneten Kreditportfolios vorzunehmen war, erreichte das Segment mit 11 Mio € (Vorjahr: –702 Mio €) ein positives Betriebsergebnis.

Durch die in den übrigen Erträgen/Aufwendungen ausgewiesene Verlustübernahme für Ergebnisse von Immobilientochtergesellschaften des Teilkonzerns HVB Immobilien AG (100 Mio €) ergibt sich ein Ergebnis vor Steuern in Höhe von –89 Mio €.

Segment Sonstige/Konsolidierung

Im Segment Sonstige/Konsolidierung wirken sich die einmaligen Aufwendungen im Zusammenhang mit dem Erwerb von Immobilien aus dem Fondsvermögen eines von unserer Tochtergesellschaft Internationales Immobilien-Institut GmbH (iii-investments) gemanagten Immobilienfonds in Höhe von 210 Mio € im Finanzanlageergebnis belastend aus.

VERMÖGENS- UND FINANZLAGE

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich per 30. September 2005 auf 495,7 Mrd €, das bedeutet eine Zunahme gegenüber dem Vorjahresultimo von 28,4 Mrd € oder 6,1%. In diesem Zuwachs entfallen 4,1 Mrd € auf die seit Mai 2005 erstmals vollkonsolidierte International Moscow Bank. Darüber hinaus trugen vor allem die gestiegenen Handelsaktiva (+ 12,0 Mrd €), die Forderungen an Kreditinstitute (+ 8,9 Mrd €), die Forderungen an Kunden (+ 3,4 Mrd €) und die Finanzanlagen (+ 2,5 Mrd €) zur Ausweitung der Bilanzsumme bei.

Das Kreditvolumen stieg um 9,5 Mrd € auf 334,1 Mrd €; im Gesamtjahr 2004 hatten wir noch einen Rückgang in Höhe von 13,8 Mrd € zu verzeichnen. Der Anstieg geht neben den Eventualverbindlichkeiten (+ 5,0 Mrd €) vor allem auf höhere Kredite und Darlehen an Kunden (+ 4,2 Mrd €) zurück. Die Kredite und Darlehen an Kreditinstitute blieben dagegen fast unverändert (+ 0,3 Mrd €).

Die größten Zuwächse auf der Passivseite gehen auf Verbindlichkeiten an Kreditinstitute (+ 9,4 Mrd €), Verbindlichkeiten an Kunden (+ 11,9 Mrd €) und Handelspassiva (+ 7,3 Mrd €) zurück; dagegen steht ein Rückgang der verbrieften Verbindlichkeiten (– 3,0 Mrd €).

Das bilanzielle Eigenkapital beläuft sich auf nunmehr 16,3 Mrd €, darin enthalten sind 3,1 Mrd € Anteile im Fremdbesitz. Der Zuwachs des Eigenkapitals um + 2,3 Mrd € resultiert im Wesentlichen aus dem in den ersten neun Monaten erwirtschafteten Gewinn, dem Anstieg der Bewertungsänderungen von Finanzinstumenten um + 0,7 Mrd € und der Erhöhung der Anteile in Fremdbesitz um + 0,6 Mrd €, unter anderem wegen der Vollkonsolidierung der International Moscow Bank.

Risikoaktiva, Kapitalquoten und Liquidität

Nach den ersten neun Monaten 2005 erhöhten sich die Risikoaktiva gemäß BIZ gegenüber dem Stand zum Jahresende 2004 um 11,4 Mrd € auf 250 Mrd €, vor allem durch Geschäftswachstum in den Geschäftsfeldern Österreich und CEE sowie Corporates & Markets, unter anderem auch durch die Erstkonsolidierung von Kreditinstituten, insbesonders der International Moscow Bank.

Mit einem Kreditvolumen von 3 Mrd € und einer Risikoaktiva-Entlastung von 2,3 Mrd € ist zudem im zweiten Quartal die synthetische Transaktion Geldilux 2002-1 ausgelaufen. Kompensierend hierzu wurde zeitgleich die True Sale-Transaktion Geldilux-TS-2005 abgeschlossen. Das hierdurch ausplatzierte Kreditvolumen beläuft sich auf 5,5 Mrd € und führt zu einer Risikoaktiva-Entlastung nach BIZ in Höhe von 5,2 Mrd €. Bis zum Jahresende ist ein weiterer Abbau von Risikoaktiva mittels Verbriefungsaktivitäten geplant.

Das Kernkapital der HVB Group belief sich zum 30. September 2005 auf 15,7 Mrd €. Damit ergibt sich eine Kernkapitalquote in Höhe von 6,3% und eine Eigenmittelquote in Höhe von 9,8%.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert in den ersten drei Quartalen 2005 durchschnittlich auf 1,2 (zum Jahresende 2004 auf 1,2).

IFRS-Grundlagen

Der vorliegende Zwischenbericht ist in Übereinstimmung mit IAS 34 erstellt worden. Wir haben mit Ausnahme der Anwendung geänderter und neuer IFRS und der Ausweisänderung der Verkaufserfolge bei entkonsolidierten Gesellschaften dieselben Bilanzierungs- und Bewertungsmethoden wie im Konzernabschluss 2004 angewandt.

Erfolgswirksame Entkonsolidierungseffekte, die grundsätzlich durch den vollständigen oder teilweisen Verkauf von vollkonsolidierten Gesellschaften entstehen, weisen wir ab dem Zwischenbericht zum 30. September 2005 nicht mehr als sonstige betriebliche Erträge im Rahmen des Betriebsergebnisses aus, sondern als Finanzanlageergebnis außerhalb des Betriebsergebnisses. Die entsprechenden Effekte in den Vergleichsperioden haben wir angepasst.

Auf Grund der grundsätzlich rückwirkend vorzunehmenden Anwendung der neuen und geänderten IFRS haben wir die Vorjahreszahlen angepasst. Diese Auswirkungen sowie die Anpassungen in der Bilanz zum 31. Dezember 2004 und in der Gewinn- und Verlustrechnung des Gesamtjahres 2004 haben wir ausführlich im Kapitel »Auswirkungen der Anwendung geänderter und neuer IFRS« im Zwischenbericht zum 31. März 2005 beschrieben.

Die Gewinn- und Verlustrechnung zum 30. September 2004 sowie das dritte Quartal 2004 haben wir wie folgt angepasst:

	1.1.–30.9.2004 nach Anpassung in Mio €	1.1.–30.9.2004 vor Anpassung in Mio €	1.7.–30.9.2004 nach Anpassung in Mio €	1.7.–30.9.2004 vor Anpassung in Mio €
Zinsüberschuss	4185	4181	1444	1443
Kreditrisikovorsorge	1350	1363	455	459
Zinsüberschuss nach Kreditrisikovorsorge	2835	2818	989	984
Provisionsüberschuss	2084	2084	691	691
Handelsergebnis	562	555	113	111
Verwaltungsaufwand	4676	4676	1563	1563
Saldo sonstige betriebliche Erträge/Aufwendungen	43	117	16	26
Betriebsergebnis	**848**	**898**	**246**	**249**
Finanzanlageergebnis	252	123	–7	–16
Abschreibungen auf Geschäfts- oder Firmenwerte	116	116	39	39
Saldo übrige Erträge/Aufwendungen	– 262	– 262	– 86	– 86
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**722**	**643**	**114**	**108**
Ertragsteuern	251	237	39	38
Jahresüberschuss/-fehlbetrag	**471**	**406**	**75**	**70**
Fremdanteile am Jahresüberschuss/-fehlbetrag	–194	–192	– 65	– 64
Jahresüberschuss/-fehlbetrag ohne Fremdanteile	**277**	**214**	**10**	**6**

Bezüglich der sonstigen Bilanzierungs- und Bewertungsmethoden siehe Geschäftsbericht 2004 der HVB Group, Seiten 117 ff.

Bei der Segmentberichterstattung wurden gemäß IAS 14.76 die Vorjahresvergleichszahlen angepasst. Die Gründe für die Anpassung haben wir unter »Entwicklung in den einzelnen Geschäftsfeldern« ausführlich beschrieben.

Änderungen des Konsolidierungskreises

Am 1. Januar 2005 wurde die BPH Leasing S.A., Warschau, im Hinblick auf die dynamische Entwicklung des Leasinggeschäfts in Polen und der zunehmenden Bedeutung für das Leasingergebnis der Bank BPH S.A. in den Konsolidierungskreis aufgenommen.

Ende Februar erfolgte die Entkonsolidierung der Austria Finanza S.P.A., Treviso, und der Austrolease S.P.A., Bozen. Diese beiden Unternehmen wurden von der Bank Austria Creditanstalt Leasing GmbH gegen eine Barzahlung in Höhe von 32 Mio € an die Fortis Lease Group S.A. verkauft. Dabei entstand ein einmaliger Gewinn in Höhe von 17 Mio €.

Die Bank Austria Creditanstalt-Gruppe erwarb 99,91% der Hebros Bank, Plovdiv. Von diesem Anteil entfallen 89,92% auf die Bank Austria Creditanstalt AG (BA-CA) und 9,99% auf die Biochim Bank, Sofia (eine 99,7%ige Tochter der BA-CA). Der Kaufpreis von 124 Mio € wurde bar bezahlt. Nach dem erfolgten Closing haben wir die Gesellschaft erstkonsolidiert. Durch den Kauf der Hebros Bank entsteht in der Bank Austria Creditanstalt-Gruppe ein Firmenwert in Höhe von 80 Mio €.

Durch die am 21. April 2005 durchgeführte Kapitalerhöhung bei der International Moscow Bank (IMB), Moskau hat sich unser Stimmrechtsanteil von 46% auf 53% erhöht. Deshalb wurde die IMB zum 1. Mai 2005 vollkonsolidiert. Bis zu diesem Zeitpunkt war die IMB ein at-Equity bewertetes Unternehmen.

Im September erfolgte im Wege eines Aktienkaufes und eines Aktientausches der Abschluss der Akquisition der Banca Tiriac, Bukarest, welche in Folge mit der HVB Bank Romania verschmolzen werden soll.

Die BA-CA erwarb 9,09% der Banca Tiriac (1 827 783 Stück Aktien) zum vorläufigen Preis von 42,5 Mio €.

Gleichzeitig erwarb die BA-CA im Wege eines Aktientausches durch Hingabe von 50% weniger eine Aktie der HVB Bank Romania 8 225 010 Aktien der Banca Tiriac (das entspricht 40,91%).

Im Zusammenhang mit dieser Transaktion wurde von der BA-CA an ein gemeinsam mit Herrn Tiriac geführtes Unternehmen, an dem sie mit 30% beteiligt ist, eine Zahlung, die im Resultat einem nicht rückzahlbaren Gesellschafterzuschuss in Höhe von 40 Mio € gleichkommt, geleistet.

Nach Abschluss der Transaktion hält nun die BA-CA 10 052 793 Aktien an der Banca Tiriac (das entspricht 50% und einer Aktie).

In Summe ergibt sich somit für die gesamte Transaktion inklusive Anschaffungsnebenkosten ein vorläufiger Kaufpreis von 248 Mio €.

Ereignisse nach dem 30. September 2005

Das von der UniCredito Italiano S.p.A., Genua (UniCredit) am 26. August 2005 veröffentlichte Übernahmeangebot ist – nach einer durch eine zwischenzeitliche Änderung des Angebots ausgelöste Verlängerung – am 24. Oktober 2005 abgelaufen.

Nach Ablauf der weiteren Annahmefrist, die am 11. November 2005 endet, und nach Beschluss des Verwaltungsrates der UniCredit, die angebotenen Aktien freizugeben, die noch von der Bestätigung eines unabhängigen Experten abhängt und für die dritte Novemberwoche geplant ist, erhalten die tauschenden HVB-Aktionäre ihre Gegenleistung.

Auch UniCredit kann sodann über die Aktien an der HVB AG verfügen.

Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft wird somit vermutlich in der zweiten Novemberhälfte ein verbundenes Unternehmen der UniCredito Italiano S.p.A., Genua.

Gesamtwirtschaftliche Entwicklung

Die derzeit positive wirtschaftliche Entwicklung im Euroraum dürfte sich im vierten Quartal fortsetzen. Vor allem der erwartete Auslauf des globalen Immobilienbooms, und dies speziell in den USA, dürfte jedoch bereits Anfang nächsten Jahres zu einer Abschwächung der weltwirtschaftlichen Dynamik führen. Dies gilt speziell für den Euroraum, da das anhaltend hohe Energiepreisniveau und die hohe Arbeitslosigkeit den privaten Konsum auch im nächsten Jahr dämpfen sollten.

Ergebnisentwicklung der HVB Group

Die im letztjährigen Risikobericht (Geschäftsbericht 2004, Seiten 82–105) erläuterten Risiken der zukünftigen Entwicklung der HVB Group blieben im bisherigen Jahresverlauf unverändert. Nicht berücksichtigt ist dabei, dass die HVB Group im vierten Quartal 2005 eventuell die Bildung einer Restrukturierungsrückstellung im Zusammenhang mit dem Zusammenschluss von HVB und UniCredit vornehmen muss, deren Höhe noch nicht feststeht.

Wie bereits im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2004 (Geschäftsbericht 2004, Seite 81) erwähnt, planen wir für das Jahr 2005 zu einem im Verhältnis zu den Vorjahren deutlich reduzierten Niveau bei der Kreditrisikovorsorge zurückzukehren und gehen für das Gesamtjahr (vor Berücksichtigung einer eventuell noch zu bildenden Restrukturierungsrückstellung im Zusammenhang mit dem Zusammenschluss HVB und UniCredit) weiterhin von einer Eigenkapitalrentabilität nach Steuern zwischen 8 und 9% aus. Dies bedeutet, dass wir mindestens eine Milliarde € Gewinn nach Steuern und nach Fremdanteilen für das Geschäftsjahr 2005 erreichen wollen.

Mit den Ergebnissen der ersten drei Quartale befinden wir uns auf einem guten Weg, diese Ziele zu erreichen.

Unverändert rechnen wir zum Jahresende mit einer gegenüber heute spürbar erhöhten Kernkapitalquote nahe 7%. Die Erreichung dieses Ziels wollen wir nicht zuletzt mittels Thesaurierung und Freisetzung von Eigenkapital sicherstellen.

Die Kursentwicklung der HVB-Aktie war im dritten Quartal überwiegend vom Zusammenschluss von HVB Group und UniCredit geprägt. Die Kurse beider Aktien laufen seit dem 12. Juni 2005, dem Tag der Bekanntgabe des beabsichtigten Zusammenschlusses, weitestgehend parallel.

Zwar hat sich unsere Aktie im Vergleichszeitraum nach der sehr guten Performance im zweiten Quartal etwas schwächer als der Gesamtmarkt entwickelt und gegenüber dem Deutschen Aktienindex DAX 1,0% eingebüßt. Im gesamten Jahresverlauf hat sich die HVB-Aktie gegenüber den beiden Benchmarkindices DAX (+ 21,8%) und Prime Banks-Index (+ 11,0%) jedoch deutlich besser entwickelt.

UniCredit bietet den HVB-Aktionären fünf UniCredit-Aktien für eine HVB-Aktie an. Seit dem 26. August läuft das Umtauschangebot. Bis zum Fristablauf am 24. Oktober haben 88,14% der Aktionäre ihre Aktien getauscht. Damit ist die notwendige Mindestannahmequote von 65% für das Zustandekommen des Zusammenschlusses erreicht. Die so genannte »weitere Annahmefrist« läuft bis einschließlich 11. November. Für Fragen zum Umtausch und zur neuen Bankengruppe wurde für unsere Privataktionäre eine kostenlose Hotline eingerichtet. Unsere institutionellen Investoren wurden vorwiegend im Rahmen von Roadshows und Einzelgesprächen über den Zusammenschluss informiert. Die Resonanz von Analysten und Investoren fiel überwiegend positiv aus.

Per Ende September war die HVB-Aktie mit 2,59% im DAX und mit 17,34% im Prime Banks-Index gewichtet. Analysten von 26 Banken- und Wertpapierhäusern bewerten unsere Aktie per Ende Oktober 2005 unverändert wie folgt: Über die Hälfte (54%) der Analysten empfiehlt die Aktie zum »Halten«. Jeweils 23% zum »Untergewichten« bzw. »Übergewichten«.

HVB-Aktie im Vergleich zu DAX und Prime Banks


HVB-Aktie in € vom 30.6. bis 30.9.2005
26,00
24,75
23,50
22,25
30.6.
7.7.
14.7.
21.7.
28.7.
4.8.
11.8.
18.8.
25.8.
1.9.
8.9.
15.9.
22.9.
30.9.
Prime Banks indexiert auf HVB
DAX indexiert auf HVB
HVB-Aktie

ERGEBNISSE

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 30. SEPTEMBER 2005

Die nachfolgend dargestellten Vorjahreszahlen berücksichtigen die Auswirkungen aus der Anwendung geänderter und neuer IFRS-Vorschriften.

Erträge/Aufwendungen	Notes	1.1.-30.9.2005	1.1.-30.9.2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		12 744	12 885	- 141	- 1,1
Zinsaufwendungen		8 379	8 700	- 321	- 3,7
Zinsüberschuss	(2)	4 365	4 185	+ 180	+ 4,3
Kreditrisikovorsorge	(3)	976	1 350	- 374	- 27,7
Zinsüberschuss nach Kreditrisikovorsorge		3 389	2 835	+ 554	+ 19,5
Provisionserträge		2 816	2 564	+ 252	+ 9,8
Provisionsaufwendungen		435	480	- 45	- 9,4
Provisionsüberschuss	(4)	2 381	2 084	+ 297	+ 14,3
Handelsergebnis	(5)	701	562	+ 139	+ 24,7
Verwaltungsaufwand	(6)	4 846	4 676	+ 170	+ 3,6
Saldo sonstige betriebliche Erträge/Aufwendungen	(7)	-10	43	- 53	
Betriebsergebnis		**1 615**	**848**	**+ 767**	**+ 90,4**
Finanzanlageergebnis		128	252	- 124	- 49,2
Abschreibungen auf Geschäfts- oder Firmenwerte		0	116	- 116	-100,0
Zuführung zu Restrukturierungsrückstellungen		60	0	+ 60	>+ 100,0
Saldo übrige Erträge/Aufwendungen	(8)	- 109	- 262	+ 153	+ 58,4
Ergebnis der gewöhnlichen Geschäftstätigkeit/					
Ergebnis vor Steuern		**1 574**	**722**	**+ 852**	**>+ 100,0**
Ertragsteuern		381	251	+ 130	+ 51,8
Ergebnis nach Steuern		**1 193**	**471**	**+ 722**	**>+ 100,0**
Fremdanteile am Ergebnis		- 303	-194	- 109	- 56,2
Gewinn/Verlust		**890**	**277**	**+ 613**	**>+ 100,0**

	Notes	1.1.-30.9.2005	1.1.-30.9.2004
		in €	in €
Ergebnis je Aktie[1]	(9)	1,19	0,41

[1] 2004 bereinigt um Goodwillabschreibungen: 0,58 €.

Da zum 30. September 2005 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

GEWINN- UND VERLUSTRECHNUNG VOM 1. JULI BIS 30. SEPTEMBER 2005

Erträge/Aufwendungen	1.7.–30.9.2005	1.7.–30.9.2004	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Zinserträge	4 201	4 254	– 53	– 1,2
Zinsaufwendungen	2 733	2 810	– 77	– 2,7
Zinsüberschuss	1 468	1 444	+ 24	+ 1,7
Kreditrisikovorsorge	327	455	–128	– 28,1
Zinsüberschuss nach Kreditrisikovorsorge	1 141	989	+152	+ 15,4
Provisionserträge	993	850	+143	+ 16,8
Provisionsaufwendungen	133	159	– 26	– 16,4
Provisionsüberschuss	860	691	+169	+ 24,5
Handelsergebnis	278	113	+165	>+100,0
Verwaltungsaufwand	1 623	1 563	+ 60	+ 3,8
Saldo sonstige betriebliche Erträge/Aufwendungen	20	16	+ 4	+ 25,0
Betriebsergebnis	**676**	**246**	**+430**	**>+100,0**
Finanzanlageergebnis	23	– 7	+ 30	
Abschreibungen auf Geschäfts- oder Firmenwerte	0	39	– 39	–100,0
Zuführung zu Restrukturierungsrückstellungen	60	0	+ 60	>+100,0
Saldo übrige Erträge/Aufwendungen	– 36	– 86	+ 50	+ 58,1
Ergebnis der gewöhnlichen Geschäftstätigkeit/				
Ergebnis vor Steuern	**603**	**114**	**+489**	**>+100,0**
Ertragsteuern	114	39	+ 75	>+100,0
Ergebnis nach Steuern	**489**	**75**	**+414**	**>+100,0**
Fremdanteile am Ergebnis	–165	– 65	–100	>–100,0
Gewinn/Verlust	**324**	**10**	**+314**	**+100,0**

	1.7.–30.9.2005	1.7.–30.9.2004
	in €	in €
Ergebnis je Aktie[1]	0,44	0,00

[1] 2004 bereinigt um Goodwillabschreibungen: 0,05 €.

BILANZ
ZUM 30. SEPTEMBER 2005

Aktiva	Notes	30.9.2005	31.12.2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve		6910	6903	+ 7	+ 0,1
Handelsaktiva	(10)	103715	91711	+ 12004	+ 13,1
Forderungen an Kreditinstitute	(11)	56417	47479	+ 8938	+ 18,8
Forderungen an Kunden	(12)	278469	275119	+ 3350	+ 1,2
Wertberichtigungen auf Forderungen	(14)	−13153	−13404	+ 251	+ 1,9
Finanzanlagen	(15)	47024	44483	+ 2541	+ 5,7
Sachanlagen		2761	2855	− 94	− 3,3
Immaterielle Vermögenswerte		2834	2627	+ 207	+ 7,9
Ertragsteueransprüche		3980	4157	− 177	− 4,3
Sonstige Aktiva		6784	5455	+ 1329	+ 24,4
Summe der Aktiva		**495741**	**467385**	**+ 28356**	**+ 6,1**

Passiva	Notes	30.9.2005	31.12.2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	(16)	112998	103606	+ 9392	+ 9,1
Verbindlichkeiten gegenüber Kunden	(17)	156352	144451	+ 11901	+ 8,2
Verbriefte Verbindlichkeiten	(18)	106553	109562	– 3009	– 2,7
Handelspassiva		67094	59831	+ 7263	+ 12,1
Rückstellungen	(19)	4701	4460	+ 241	+ 5,4
Ertragsteuerverpflichtungen		3153	3030	+ 123	+ 4,1
Sonstige Passiva		10596	10015	+ 581	+ 5,8
Nachrangkapital	(20)	17991	18454	– 463	– 2,5
Eigenkapital		16303	13976	+ 2327	+ 16,6
Auf die Anteilseigner der HVB AG					
entfallendes Eigenkapital		13173	11467	+ 1706	+ 14,9
Gezeichnetes Kapital		2250	2252	– 2	– 0,1
Kapitalrücklage		9101	9103	– 2	0,0
Gewinnrücklagen		—	—	—	—
Rücklagen aus Währungs- und sonstigen					
Veränderungen		309	227	+ 82	+ 36,1
Bewertungsänderungen von Finanzinstrumenten		623	– 115	+ 738	
AfS-Rücklage		739	354	+ 385	> + 100,0
Hedge-Rücklage		– 116	– 469	+ 353	+ 75,3
Konzerngewinn 2004		—	—	—	—
Gewinn/Verlust 1.1.–30.9.		890	0	+ 890	> + 100,0
Anteile in Fremdbesitz		3130	2509	+ 621	+ 24,8
Summe der Passiva		**495741**	**467385**	**+ 28356**	**+ 6,1**

ENTWICKLUNG DES EIGENKAPITALS

in Mio €	2005	2004
Eigenkapital zum 1.1.	**13 976**	**10 312**
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1.1.		
vor Erstanwendung der geänderten und neuen IFRS	—	10 312
Erstanwendungseffekte aus geänderten und neuen IFRS	—	-7
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1.1.		
nach Erstanwendung der geänderten und neuen IFRS	11 467	10 305
Veränderungen 1.1.–30.9.		
Gezeichnetes Kapital		
Zugang aus Kapitalerhöhung gegen Bareinlage		643
Bestandsveränderungen und Ergebnis eigener Aktien	- 2	
Kapitalrücklage		
Zugang aus Kapitalerhöhung gegen Bareinlage		2 362
Abzug der Kosten aus der Kapitalerhöhung		- 62
Bestandsveränderungen und Ergebnis eigener Aktien	- 2	17
Gewinnrücklagen		
Sonstige Veränderungen	—	—
Rücklagen aus Währungs- und sonstigen Veränderungen	82	89
Bewertungsänderungen von Finanzinstrumenten	738	- 403
Gewinn/Verlust 1.1.–30.9.	890	277
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 30.9.	13 173	13 228
Anteile in Fremdbesitz zum 1.1. vor Erstanwendung der geänderten und neuen IFRS	2 509	2 476
Erstanwendungseffekte aus geänderten und neuen IFRS	—	-10
Anteile in Fremdbesitz zum 1.1. nach Erstanwendung der geänderten und neuen IFRS	2 509	2 466
Veränderung der Anteile in Fremdbesitz 1.1.–30.9.	621	34
Anteile in Fremdbesitz zum 30.9.	3 130	2 500
Eigenkapital zum 30.9.	**16 303**	**15 728**

KAPITALFLUSSRECHNUNG

in Mio €	2005	2004
Zahlungsmittelbestand zum 1.1.	**6 903**	**5 708**
Cashflow aus operativer Geschäftstätigkeit	1 698	-7 174
Cashflow aus Investitionstätigkeit	-1 203	4 876
Cashflow aus Finanzierungstätigkeit	- 530	2 114
Effekte aus Wechselkursänderungen	42	45
Zahlungsmittelbestand zum 30.9.	**6 910**	**5 569**

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

1

Segmentberichterstattung

Erfolgsrechnung nach Geschäftsfeldern vom 1. Januar bis 30. September 2005

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.–30.9.2005	1985	1732	705	90	–147	4365
1.1.–30.9.2004	1929	1584	728	89	–145	4185
Kreditrisikovorsorge						
1.1.–30.9.2005	607	331	25	—	13	976
1.1.–30.9.2004	265	306	49	731	–1	1350
Provisionsüberschuss						
1.1.–30.9.2005	1054	1025	299	3	—	2381
1.1.–30.9.2004	909	911	250	7	7	2084
Handelsergebnis						
1.1.–30.9.2005	2	31	662	—	6	701
1.1.–30.9.2004	1	51	495	—	15	562
Verwaltungsaufwand						
1.1.–30.9.2005	1934	1748	940	79	145	4846
1.1.–30.9.2004	1992	1678	920	64	22	4676
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.–30.9.2005	13	4	–29	–3	5	–10
1.1.–30.9.2004	49	–14	25	–3	–14	43
Betriebsergebnis						
1.1.–30.9.2005	513	713	672	11	–294	1615
1.1.–30.9.2004	631	548	529	–702	–158	848
Finanzanlageergebnis						
1.1.–30.9.2005	–7	251	121	—	–237	128
1.1.–30.9.2004	51	–16	–27	—	244	252
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.–30.9.2005	—	—	—	—	—	—
1.1.–30.9.2004	16	63	30	—	7	116

Segmentberichterstattung
Erfolgsrechnung nach Geschäftsfeldern vom 1. Januar bis 30. September 2005 (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zuführung zu Restrukturierungs-rückstellungen						
1.1.–30.9.2005	—	60	—	—	—	60
1.1.–30.9.2004	—	—	—	—	—	—
Saldo übrige Erträge/Aufwendungen						
1.1.–30.9.2005	–3	–3	—	–100	–3	–109
1.1.–30.9.2004	–6	–2	–1	–156	–97	–262
Ergebnis der gewöhnlichen Geschäfts-tätigkeit/Ergebnis vor Steuern						
1.1.–30.9.2005	503	901	793	–89	–534	1 574
1.1.–30.9.2004	660	467	471	–858	–18	722
darunter:						
Bank Austria Creditanstalt-Gruppe						
1.1.–30.9.2005	—	901	115	—	1	1 017
1.1.–30.9.2004	—	467	77	—	1	545

Eigenkapitalrentabilität nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring[1]	Sonstige/ Konsolidierung[1]	HVB Group
Eigenkapitalrentabilität vor Steuern[2]						
1.1.–30.9.2005	11,8	27,4	30,8	—	—	14,5
1.1.–30.9.2004[3]	15,1	16,8	18,4	—	—	7,4

1 Kennzahlenwerte ökonomisch nicht aussagekräftig.

2 Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital inkl. Anteile im Fremdbesitz, jeweils ohne Bewertungsänderungen von Finanzinstrumenten.

3 2004 bereinigt um Goodwill-abschreibungen.

Erfolgsrechnung nach Ressorts
Geschäftsfeld Deutschland

in Mio €	Privatkunden-geschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
30. 9. 2005	1 453	1 298	306	– 3	3 054
30. 9. 2004 (reorganisiert)[1]	1 381	1 195	311	1	2 888
30. 9. 2004 (vor Reorganisation)	1 453[3]	1 235	351	1	3 040[2]
Kreditrisikovorsorge					
30. 9. 2005	172	287	148	—	607
30. 9. 2004 (reorganisiert)[1]	83	179	3	—	265
30. 9. 2004 (vor Reorganisation)	165	433	318	—	916[2]
Verwaltungsaufwand					
30. 9. 2005	1 178	610	149	– 3	1 934
30. 9. 2004 (reorganisiert)[1]	1 266	587	138	1	1 992
30. 9. 2004 (vor Reorganisation)	1 278	611	167	1	2 057[2]
Betriebsergebnis					
30. 9. 2005	103	401	9	—	513
30. 9. 2004 (reorganisiert)[1]	32	429	170	—	631
30. 9. 2004 (vor Reorganisation)	10[3]	191	–134	—	67[2]
nachrichtlich: Betriebsergebnis vor Kreditrisikovorsorge					
30. 9. 2005	275	688	157	—	1 120
30. 9. 2004 (reorganisiert)[1]	115	608	173	—	896
30. 9. 2004 (vor Reorganisation)	175[3]	624	184	—	983
Cost-Income-Ratio					
30. 9. 2005	81,1%	47,0%	48,7%	—	63,3%
30. 9. 2004 (reorganisiert)[1]	91,7%	49,1%	44,4%	—	69,0%
30. 9. 2004 (vor Reorganisation)	88,0%[3]	49,5%	47,6%	—	67,7%

[1] Reorganisiert um Erstanwendung geänderter IFRS, aufbauorganisatorische Änderungen und der Ausweisänderungen der Verkaufserfolge bei entkonsolidierten Gesellschaften.
[2] Gemäß Ausweis im Geschäftsbericht 2004.
[3] Inklusive Veräußerungsgewinn BethmannMaffei in Höhe von 56 Mio €.

Geschäftsfeld Österreich und CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
30.9.2005	879	451	391	1 071	—	2 792
30.9.2004	847	449	391	845	—	2 532
Kreditrisikovorsorge						
30.9.2005	70	139	22	100	—	331
30.9.2004	60	159	22	65	—	306
Verwaltungsaufwand						
30.9.2005	677	282	200	589	—	1 748
30.9.2004	675	282	207	514	—	1 678
Betriebsergebnis						
30.9.2005	132	30	169	382	—	713
30.9.2004	112	8	162	266	—	548
Cost-Income-Ratio						
30.9.2005	77,0%	62,5%	51,2%	55,0%	—	62,6%
30.9.2004	79,7%	62,8%	52,9%	60,8%	—	66,3%

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
30.9.2005	919	715	3	1 637
30.9.2004	865	639	-6	1 498
Kreditrisikovorsorge				
30.9.2005	—	25	—	25
30.9.2004	—	49	—	49
Verwaltungsaufwand				
30.9.2005	568	369	3	940
30.9.2004	581	345	-6	920
Betriebsergebnis				
30.9.2005	351	321	—	672
30.9.2004	284	245	—	529
Cost-Income-Ratio				
30.9.2005	61,8%	51,6%	—	57,4%
30.9.2004	67,2%	54,0%	—	61,4%

Erfolgsrechnung nach Geschäftsfeldern
Quartalsübersicht

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1. Quartal 2005	663	548	224	32	- 63	1 404
2. Quartal 2005	682	590	238	41	- 58	1 493
3. Quartal 2005	640	594	243	17	- 26	1 468
Kreditrisikovorsorge						
1. Quartal 2005	164	110	47	—	2	323
2. Quartal 2005	227	107	-16	—	8	326
3. Quartal 2005	216	114	- 6	—	3	327
Provisionsüberschuss						
1. Quartal 2005	364	322	68	2	1	757
2. Quartal 2005	341	327	98	—	- 2	764
3. Quartal 2005	349	376	133	1	1	860
Handelsergebnis						
1. Quartal 2005	—	18	304	—	—	322
2. Quartal 2005	1	10	91	—	-1	101
3. Quartal 2005	1	3	267	—	7	278
Verwaltungsaufwand						
1. Quartal 2005	654	575	309	23	39	1 600
2. Quartal 2005	653	582	304	31	53	1 623
3. Quartal 2005	627	591	327	25	53	1 623
Saldo sonstige betriebliche Erträge/Aufwendungen						
1. Quartal 2005	- 6	—	-18	-1	- 7	- 32
2. Quartal 2005	12	5	—	-1	-14	2
3. Quartal 2005	7	-1	-11	-1	26	20
Betriebsergebnis						
1. Quartal 2005	203	203	222	10	-110	528
2. Quartal 2005	156	243	139	9	-136	411
3. Quartal 2005	154	267	311	- 8	- 48	676
Finanzanlageergebnis						
1. Quartal 2005	—	13	41	—	20	74
2. Quartal 2005	- 3	- 5	38	—	1	31
3. Quartal 2005	- 4	243	42	—	- 258	23
Abschreibungen auf Geschäfts- oder Firmenwerte						
1. Quartal 2005	—	—	—	—	—	—
2. Quartal 2005	—	—	—	—	—	—
3. Quartal 2005	—	—	—	—	—	—

Erfolgsrechnung nach Geschäftsfeldern
Quartalsübersicht (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zuführung zu Restrukturierungs-rückstellungen						
1. Quartal 2005	—	—	—	—	—	—
2. Quartal 2005	—	—	—	—	—	—
3. Quartal 2005	—	60	—	—	—	60
Saldo übrige Erträge/Aufwendungen						
1. Quartal 2005	- 1	—	—	- 33	- 3	- 37
2. Quartal 2005	- 2	- 2	—	- 34	2	- 36
3. Quartal 2005	—	- 1	—	- 33	- 2	- 36
Ergebnis der gewöhnlichen Geschäfts-tätigkeit/Ergebnis vor Steuern						
1. Quartal 2005	202	216	263	- 23	- 93	565
2. Quartal 2005	151	236	177	- 25	- 133	406
3. Quartal 2005	150	449	353	- 41	- 308	603
darunter:						
Bank Austria Creditanstalt-Gruppe						
1. Quartal 2005	—	216	42	—	- 14	244
2. Quartal 2005	—	236	34	—	17	287
3. Quartal 2005	—	449	39	—	- 2	486

2
Zinsüberschuss

in Mio €	1.1.–30.9. 2005	1.1.–30.9. 2004
Zinserträge aus		
Kredit- und Geldmarktgeschäften	11 070	11 230
festverzinslichen Wertpapieren und Schuldbuchforderungen	1 038	1 053
Aktien und anderen nicht festverzinslichen Wertpapieren	154	138
verbundenen Unternehmen	61	98
nach der Equity-Methode bewerteten Unternehmen	65	64
Beteiligungen	67	36
Immobilien des Finanzanlagebestandes	19	21
Zinsaufwendungen für		
Einlagen	4 355	4 376
Verbriefte Verbindlichkeiten	3 126	3 449
Nachrangkapital	754	738
Ergebnis aus Sicherungszusammenhängen durch		
Hedge Accounting	–4	–4
Fair-Value-Option von finanziellen Vermögenswerten	—	—
Ergebnis aus dem Leasinggeschäft	**130**	**112**
Insgesamt	**4 365**	**4 185**

Zinsspannen:

in %	30.9.2005	30.9.2004
Auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,68	2,57
Auf Basis des durchschnittlichen Geschäftsvolumens	1,51	1,41

3
Kreditrisikovorsorge

in Mio €	1.1.–30.9. 2005	1.1.–30.9. 2004
Zuführungen	1 667	2 199
Wertberichtigungen auf Forderungen	1 619	2 049
Rückstellungen im Kreditgeschäft	48	150
Auflösungen	– 637	– 814
Wertberichtigungen auf Forderungen	– 562	– 733
Rückstellungen im Kreditgeschäft	– 75	– 81
Eingänge auf abgeschriebene Forderungen	– 54	– 35
Insgesamt	**976**	**1 350**

Die Kreditrisikovorsorge wird im Zwischenbericht anteilig auf der Basis des voraussichtlichen Jahresbedarfs ermittelt.

4
Provisionsüberschuss

in Mio €	1.1.–30.9. 2005	1.1.–30.9. 2004
Wertpapier- und Depotgeschäft	941	835
Außenhandelsgeschäft/Zahlungsverkehr	835	734
Kreditgeschäft	391	335
Vermittlung von fremden Produkten	97	73
Sonstiges Dienstleistungsgeschäft	117	107
Insgesamt	**2 381**	**2 084**

5
Handelsergebnis

in Mio €	1.1.–30.9. 2005	1.1.–30.9. 2004
Kursbezogene Geschäfte	214	143
Zins- und währungsbezogene Geschäfte	487	419
Insgesamt	**701**	**562**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 756 Mio € sowie Refinanzierungskosten für die Handelsinstrumente in Höhe von 436 Mio € enthalten.

6
Verwaltungsaufwand

in Mio €	1.1.–30.9. 2005	1.1.–30.9. 2004
Personalaufwand	2 702	2 628
Andere Verwaltungsaufwendungen	1 664	1 604
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	480	444
Insgesamt	**4 846**	**4 676**

7
Saldo sonstige betriebliche Erträge/Aufwendungen

in Mio €	1.1.–30.9. 2005	1.1.–30.9. 2004
Sonstige betriebliche Erträge	198	180
Sonstige betriebliche Aufwendungen	208	137
Saldo sonstige betriebliche Erträge/Aufwendungen	**-10**	**43**

8
Saldo übrige Erträge/Aufwendungen

in Mio €	1.1.–30.9. 2005	1.1.–30.9. 2004
Übrige Erträge	—	—
Übrige Aufwendungen	**109**	**262**
darunter:		
Sonstige Steuern	5	2
Verlustübernahmen	104	162
Aufwendungen für Risikoabschirmung	—	98
Saldo übrige Erträge/Aufwendungen	**-109**	**-262**

9
Ergebnis je Aktie

	1.1.–30.9. 2005	1.1.–30.9. 2004
Gewinn/Verlust ohne Fremdanteile (in Mio €)	890	277
Durchschnittliche Anzahl der Aktien	750 699 140	679 228 993
Ergebnis je Aktie (in €)[1]	**1,19**	**0,41**

[1] *2004 bereinigt um Goodwill-abschreibungen: 0,58 €.*

10

Handelsaktiva

in Mio €	30.9.2005	31.12.2004
Schuldverschreibungen und andere festverzinsliche Wertpapiere	39 944	37 398
Aktien und andere nicht festverzinsliche Wertpapiere	9 765	5 481
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	48 338	44 958
Sonstige Handelsbestände	5 668	3 874
Insgesamt	**103 715**	**91 711**

11

Forderungen an Kreditinstitute nach Fristen

in Mio €	30.9.2005	31.12.2004
Täglich fällig	17 077	10 352
Befristet	39 340	37 127
Insgesamt	**56 417**	**47 479**

12

Forderungen an Kunden nach Fristen

in Mio €	30.9.2005	31.12.2004
Unbestimmte Laufzeiten	26 878	25 623
Befristet mit Restlaufzeit	251 591	249 496
bis 3 Monate	34 922	33 282
über 3 Monate bis 1 Jahr	20 340	18 961
über 1 Jahr bis 5 Jahre	53 912	55 669
über 5 Jahre	142 417	141 584
Insgesamt	**278 469**	**275 119**

13

Kreditvolumen

Aufteilung nach Inhalten:

in Mio €	30.9.2005	31.12.2004
Kredite und Darlehen an Kreditinstitute	22 573	22 299
Kredite und Darlehen an Kunden	275 213	270 979
Eventualverbindlichkeiten	36 352	31 315
Insgesamt	**334 138**	**324 593**

14

Wertberichtigungen auf Forderungen

Bestandsentwicklung:

in Mio €	2005	2004
Bestand vor Erstanwendung der geänderten und neuen IFRS zum 1.1.	**—**	**11 361**
Erstanwendung der geänderten und neuen IFRS	—	110
Bestand nach Erstanwendung der geänderten und neuen IFRS zum 1.1.	**13 404**	**11 471**
Erfolgswirksame Veränderungen		
Bruttozuführungen	+ 1 619	+ 2 049
Auflösungen	– 562	– 733
Erfolgsneutrale Veränderungen		
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	+ 31	– 71
Inanspruchnahme von bestehenden Wertberichtigungen	– 1 313	– 1 161
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	– 26	+ 109
Bestand zum 30.9.	**13 153**	**11 664**

15

Finanzanlagen

in Mio €	30.9.2005	31.12.2004
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	7 847	8 417
AfS-Finanzanlagen	16 513	16 207
Anteile an verbundenen nicht konsolidierten Unternehmen	1 857	1 777
Beteiligungen	1 670	1 475
Schuldverschreibungen und andere festverzinsliche Wertpapiere	7 813	7 672
Aktien und andere nicht festverzinsliche Wertpapiere	5 173	5 283
FVO-Finanzanlagen	21 282	18 203
Schuldverschreibungen und andere festverzinsliche Wertpapiere	19 518	16 266
Aktien und andere nicht festverzinsliche Wertpapiere	1 764	1 937
At-Equity bewertete Unternehmen	1 042	1 224
darunter:		
Geschäfts- oder Firmenwerte	83	83
Als Finanzinvestition gehaltene Grundstücke und Gebäude	340	432
Insgesamt	**47 024**	**44 483**

16

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen

in Mio €	30.9.2005	31.12.2004
Täglich fällig	17 361	10 249
Befristet	95 637	93 357
Insgesamt	**112 998**	**103 606**

17

Verbindlichkeiten gegenüber Kunden nach Fristen

in Mio €	30.9.2005	31.12.2004
Spareinlagen und Einlagen aus dem Bauspargeschäft	37 253	36 508
Andere Verbindlichkeiten	119 099	107 943
Täglich fällig	61 802	52 721
Befristet	57 297	55 222
Insgesamt	**156 352**	**144 451**

18

Verbriefte Verbindlichkeiten nach Fristen

in Mio €	30.9.2005	31.12.2004
Befristet mit Restlaufzeit		
bis 3 Monate	12 833	10 103
über 3 Monate bis 1 Jahr	17 627	20 406
über 1 Jahr bis 5 Jahre	47 437	47 914
über 5 Jahre	28 656	31 139
Insgesamt	**106 553**	**109 562**

19

Rückstellungen

in Mio €	30.9.2005	31.12.2004
Rückstellungen für Pensionen und ähnliche Verpflichtungen	2 857	2 881
Restrukturierungsrückstellungen	331	299
Rückstellungen im Kreditgeschäft	574	505
Sonstige Rückstellungen	939	775
Insgesamt	**4 701**	**4 460**

20

Nachrangkapital

in Mio €	30.9.2005	31.12.2004
Nachrangige Verbindlichkeiten	12 379	12 802
Genussrechtskapital	1 839	1 987
Hybride Kapitalinstrumente	3 773	3 665
Insgesamt	**17 991**	**18 454**

21

Eigene Aktien

Die Möglichkeit des Erwerbs eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch die Hauptversammlungsbeschlüsse der HVB AG vom 29. April 2004 und 12. Mai 2005 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 54 909 013 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 54 123 970 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 19,41 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 19,39 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 165 Mio € bzw. 7,3% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 1 212 135 Stück Aktien, das entspricht einem Betrag von 3,6 Mio € bzw. 0,2% des Grundkapitals.

Am 30. September 2005 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71 e Abs. 1 Satz 2 AktG insgesamt 3 895 908 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 12 Mio € bzw. einem Anteil von 0,5% des Grundkapitals.

22

Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	30.9.2005	31.12.2004
Eventualverbindlichkeiten	36 373	31 334
darunter:		
aus Bürgschaften und Gewährleistungsverträgen	36 352	31 315
Andere Verpflichtungen	58 848	55 742
darunter:		
unwiderrufliche Kreditzusagen	49 682	46 865
Insgesamt	**95 221**	**87 076**

Termingeschäfte (Derivative Geschäfte)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich zum 30. September 2005 ein maximales Kontrahentenrisiko (ohne Add-On) in Höhe von 52,0 Mrd € (31. Dezember 2004: 48,1 Mrd €). Entsprechend dem bankaufsichtsrechtlichen Grundsatz I – unter Berücksichtigung von bestehenden Netting-Vereinbarungen sowie erhaltenen Sicherheiten – errechnen sich daraus Kreditäquivalente (Kontrahentenrisiko inkl. Add-On) in Höhe von 18,8 Mrd € (31. Dezember 2004: 18,2 Mrd €); nach Bonitätsgewichtung verbleiben 5,2 Mrd € (31. Dezember 2004: 4,7 Mrd €).

in Mio €	Nominalvolumen		Positive Marktwerte		Negative Marktwerte	
	30.9.2005	31.12.2004	30.9.2005	31.12.2004	30.9.2005	31.12.2004
Zinsbezogene Geschäfte	2 092 099	2 055 621	42 980	36 698	43 889	37 399
Währungsbezogene Geschäfte	321 903	296 109	4 510	7 835	5 130	9 851
Aktien-/indexbezogene Geschäfte	174 043	139 341	3 981	3 263	4 426	3 113
Kreditderivate	105 230	53 353	634	411	1 545	1 206
Sonstige Geschäfte	1 208	355	34	15	34	13
Insgesamt	**2 694 483**	**2 544 779**	**52 139**	**48 222**	**55 024**	**51 582**

23

Marktrisikopotenzial der Handelsaktivitäten

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des sog. »Value-at-Risk« (zur Berechnungsmethode vgl. HVB Group Geschäftsbericht 2004, Seite 84 f.).

Value-at-Risk[1]:

in Mio €	30.9.2005	31.12.2004
Zinsbezogene Geschäfte	21	13
Währungsbezogene Geschäfte	7	25
Aktien-/indexbezogene Geschäfte	15	74
Diversifikationseffekt	-12	—
Insgesamt	**31**	**112**

[1] Auf Grund des Korrelationseffektes zwischen den Risikoarten ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

Die Verringerung der Marktrisiken resultiert aus der Integration der Aktienrisiken der HVB AG in das Interne Modell.

GREMIEN

Mitglieder des Aufsichtsrats*

Dr. Dr. h.c. Albrecht Schmidt**
Vorsitzender

Peter König
Stellv. Vorsitzender

Dr. Hans-Jürgen Schinzler**
Stellv. Vorsitzender

Dr. Manfred Bischoff
bis 27. 7. 2005

Dr. Mathias Döpfner**

Volker Doppelfeld**

Klaus Grünewald

Anton Hofer

Max Dietrich Kley**

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich**
seit 28. 7. 2005

Herbert Munker

Gerhard Randa
seit 12. 5. 2005

Dr. Siegfried Sellitsch
bis 12. 5. 2005

Professor Dr. Wilhelm Simson**

Professor Dr.
Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Mitglieder des Vorstands***

Johann Berger
Geschäftsfeld Deutschland,
Ressort Firmenkunden
und Ressort Immobilienkunden,
seit 1. 4. 2005

Dr. Stefan Jentzsch
Geschäftsfeld
Corporates & Markets

Dr. Michael Kemmer
Chief Risk Officer (CRO)

Christine Licci
Geschäftsfeld Deutschland,
Ressort Privatkundengeschäft,
seit 17. 1. 2005

Michael Mendel
Geschäftsfeld Deutschland,
bis 12. 5. 2005
Geschäftsfeld Österreich
& Zentral- und Osteuropa,
seit 12. 5. 2005

Dieter Rampl
Sprecher des Vorstands,
Human Resources Management

Gerhard Randa
Geschäftsfeld Österreich
& Zentral- und Osteuropa,
Chief Operating Officer (COO),
bis 12. 5. 2005

Dr. Wolfgang Sprißler
Chief Financial Officer (CFO)

*Nach dem 30. 9. 2005 hat Herr Gerhard Randa im Zusammenhang mit dem Übernahmeangebot der UniCredit sein Aufsichtsratsmandat mit sofortiger Wirkung niedergelegt.

Die mit ** gekennzeichneten Aufsichtsratsmitglieder haben ihr Mandat unter Einhaltung der in § 11 der Satzung geregelten Kündigungsfrist von einem Monat niedergelegt, sodass die Mandate spätestens mit Wirkung zum 28. 11. 2005 enden.

***Herr Dr. Jentzsch, Frau Licci und Herr Mendel haben von der Change of Control-Klausel ihrer Verträge Gebrauch gemacht.

QUARTALSÜBERSICHT

	3. Quartal 2005	2. Quartal 2005	1. Quartal 2005	4. Quartal 2004	3. Quartal 2004
Erfolgszahlen (in Mio €)					
Zinsüberschuss	1 468	1 493	1 404	1 477	1 444
Kreditrisikovorsorge	327	326	323	445	455
Zinsüberschuss nach Kreditrisikovorsorge	1 141	1 167	1 081	1 032	989
Provisionsüberschuss	860	764	757	761	691
Handelsergebnis	278	101	322	166	113
Verwaltungsaufwand	1 623	1 623	1 600	1 442	1 563
Saldo sonstige betriebliche Erträge/Aufwendungen	20	2	– 32	– 20	16
Betriebsergebnis	**676**	**411**	**528**	**497**	**246**
Finanzanlageergebnis	23	31	74	– 238	– 7
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—	49	39
Zuführung zu Restrukturierungsrückstellungen	60	—	—	250	—
Zuführung zu Sonderwertberichtigungen	—	—	—	2 500	—
Saldo übrige Erträge/Aufwendungen	– 36	– 36	– 37	– 95	– 86
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**603**	**406**	**565**	**– 2 635**	**114**
Ertragsteuern	114	107	160	– 27	39
Ergebnis nach Steuern	**489**	**299**	**405**	**– 2 608**	**75**
Fremdanteile am Ergebnis	– 165	– 69	– 69	– 94	– 65
Gewinn/Verlust	**324**	**230**	**336**	**– 2 702**	**10**
Ergebnis je Aktie (in €)[1]	**0,44**	**0,30**	**0,45**	**0,12**	**0,05**

[1] Quartalswerte in 2004 bereinigt um Goodwillabschreibungen; 4. Quartal zusätzlich bereinigt um Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen.

	30. Sept. 2005	30. Juni 2005	31. März 2005	31. Dez. 2004	30. Sept. 2004
Kennzahlen (in %)					
Eigenkapitalrentabilität nach Steuern[1]	10,2	9,7	11,6	3,9	4,1
Cost-Income-Ratio (gemessen an den Erträgen der gewöhnlichen Geschäftstätigkeit)	65,5	66,5	64,3	72,0	69,3
Cost-Income-Ratio (gemessen an den operativen Erträgen)	65,2	67,0	65,3	66,1	68,0
Anteil Provisionsüberschuss an den operativen Erträgen	32,0	31,6	30,9	30,7	30,3
Bilanzzahlen (in Mrd €)					
Bilanzsumme	495,7	492,7	469,9	467,3	460,5
Kreditvolumen	334,1	333,3	326,2	324,6	329,1
Bilanzielles Eigenkapital	16,3	15,4	14,6	13,9	15,7
Bankaufsichtsrechtliche Kennzahlen nach BIZ					
Kernkapital (in Mrd €)	15,7	15,7	15,4	15,7	17,5
Eigenmittel (in Mrd €)	27,6	27,8	27,2	27,1	29,7
Risikoaktiva (in Mrd €)	250,0	246,5	242,0	238,6	241,3
Kernkapitalquote (in %)	6,3	6,4	6,4	6,6[2]	7,2
Eigenmittelquote (in %)	9,8	10,0	10,2	10,4	11,3
Aktie					
Börsenkurs (in €)	23,44	21,51	18,87	16,70	15,46
Börsenkapitalisierung (in Mrd €)	17,6	16,1	14,2	12,5	11,6
Mitarbeiter	60 923	59 294	57 437	57 806	57 973
Geschäftsstellen	2 263	2 190	2 085	2 036	2 055

[1] Werte in 2004 bereinigt um Goodwillabschreibungen; 31. 12. 2004 zusätzlich bereinigt um Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen.

[2] 6,2% unter Einbeziehung von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungs- und sonstigen Effekten.

FINANZKALENDER

Termine 2006

Eckdaten zum Jahresabschluss 2005	23. Februar 2006
Veröffentlichung des Jahresabschlusses 2005	16. März 2006
Hauptversammlung	24. Mai 2006
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2006	Erscheinungstermin: 10. Mai 2006
Zwischenbericht zum 30. Juni 2006	Erscheinungstermin: 26. Juli 2006
Zwischenbericht zum 30. September 2006	Erscheinungstermin: 26. Oktober 2006

Ansprechpartner

Wenn Sie Fragen zum Geschäftsbericht haben, wenden Sie sich bitte an unseren Bereich Group Investor Relations:

Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvbgroup.com

Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvbgroup.com abrufen.
Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) in einer benutzerfreundlichen interaktiven Version – u. a. mit Suchfunktion – auf unserer Website abrufen:
www.hvbgroup.com/geschaeftsbericht und
www.hvbgroup.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung

Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal

Nachhaltigkeitsbericht

Sie können PDFs aller Berichte im Internet abrufen unter
www.hvbgroup.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht

Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:

HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Druckfreigabe: 9. 11. 2005
Auslieferung: 15. 11. 2005

Printed in Germany